
11007711

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of JUNE 2011

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: 06/10/2011

By:
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations Noella Project – Summer 2009 – Virginia Mines Inc. – March 2011

Prepared by: Mathieu Savard, B.Sc., P. Geo., Virginia Mines Inc. and Jérôme Lavoie, Project Geologist – Virginia Mines Inc.

8 paper copies

000-29880
Commission File Number

ITEM 1 : TITLE PAGE


RECEIVED
JUL 05 2011
189
WASH, D.C.
SECTION

Technical Report 43-101A1

Technical Report and Recommendations
Noella Project, Summer 2009

VIRGINIA MINES INC.
March 2011

Prepared by:

Mathieu Savard, B.Sc., P.Geo.
Senior Project Geologist
Virginia Mines Inc.

and

Jérôme Lavoie, Eng. M.Sc
Project Geologist
Virginia Mines Inc.

ITEM 2 : TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES AND MAPS

LIST OF PICTURES

LIST OF APPENDICES

ITEM 3 : SUMMARY

After a few years of inactivity on the Noella project, an exploration program was designed in 2009. It had for objectives to identify the processes responsible for gold occurrences hosted in banded iron formations (BIF), to remap most of the former trenches and to systematically prospect the property. Gold-bearing drillholes were also reviewed. A till sampling survey was also carried out in July and August, during the exploration program.

Remapping of trenches confirmed that several features are associated with gold-bearing banded iron formations. The first one is the presence of sulphide zones within the banded iron formations mostly dominated by arsenopyrite and pyrrhotite. The second one is the presence of quartz-flooding and quartz veining within the sulphide- and silicate-rich banded iron formations. Both of these occurrences are intimately associated with gold mineralization hosted in banded iron formations. Moreover, they are spatially associated with faults and fractures crosscutting the BIF at high angle. It is believed that these fractures and faults represent the conduct used by the gold-bearing fluids to pervade across the banded iron formation (BIF) and to generate features such as replacement of magnetite by silicates and sulphides and by the presence of quartz veining and flooding. Most of the high-grade gold values were obtained from zones presenting all these features in the Bear Iron Formation. However, the mineralized envelopes are most commonly thin (up to metric widths) and are not consistent along this BIF. They appear to form pervasive halos along fault planes. Several fractures and fault planes were observed and one of them was modelized to illustrate the geometrical challenge it may represent to interpret the 3-D extension of the gold ore shoot given the attitude of the BIF and the faults and fractures crosscutting it.

In addition, sheared contacts between the BIF and basalts or paragneisses also appear to have generated a few high-grade gold values but to a lesser extent. These occurrences are particularly present in the Dead Mouse Extension and the Bourdon showings areas. These gold occurrences associated with sheared contact also present replacement of magnetite by silicates and sulphides, and quartz veining and flooding.

Systematic prospecting over the property led to the discovery of the Maika showing which is located on the north limb of the folded dead mouse iron formation (BIF-1). It returned values of 2.58 g/t Au over 1.50 meters (NOE-TR-09-02) and 0.96 g/t Au over 3.50 meters (NOE-TR-09-01).However, lateral extensions of the Maika showing remain limited on both sides.

For the advance of the project, a special attention should be brought to de-magnetized BIF along magnetic breaks that could possibly host gold mineralization. A high-definition magnetic survey with a 50-meters line spacing combined with a soil sediment survey looking for arsenic anomalies would certainly help finding the features associated with gold mineralization in BIF on the Noella project.

ITEM 4 : INTRODUCTION AND TERMS OF REFERENCE

Following four years of relative inactivity, Virginia Mines undertook an exploration program on the Noella property in 2009. The program was elaborated to systematically prospect and maps the grids. It also had for objectives to prospect for gold-bearing boulders and to revisit and to remap several trenches opened in the past but not necessarily well-understood. Several drillhole intersections were also re-examined. Meanwhile, a systematic till survey was performed over the property.

This report provides the status of current technical geological information relevant to the latest Virginia Mines exploration program on the Noella project in James Bay and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 : DISCLAIMER

The first-author Mathieu Savard, B.Sc. in Geology and Virginia's Senior Project Geologist, supervises all fieldwork conducted by Virginia Mines on the Noella property. Co-author Jérôme Lavoie, B. Ing. and M.Sc in earth science, participated and supervised field work with the first author. The till survey sampling was performed by the staff of Services Techniques Geonordic (Rouyn-Noranda) under the supervision of Rémi Charbonneau from Les Consultants Inlandsis (Montréal).

ITEM 6 : PROPERTY DESCRIPTION AND LOCATION

At the time of the fieldwork, the Noella property was composed of one block of 192 claims covering approximately 92 km^2 in the James Bay area. The property is located 115 kilometers ESE of the LG-4 airport owned by Hydro-Québec (Fig. 2) and 40 kilometers to the south of the Transtaiga all-season road. See Appendix 2 for the list of claims.

Geographical references and NTS sheets covered by the Noella property area are shown below :

Latitude:	53° 37' North
Longitude:	72° 54' West
NTS:	23E/12 & 33H09
UTM zone:	18 (NAD 83)
Coordinates:	703 700 mE
	5 945 900 mN

ITEM 7 : ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRA-STRUCTURE AND PHYSIOGRAPHY.

The Noella property is located in the central part of the province of Québec between the Caniapiscau reservoir to the northeast, the LG-4 installations owned by Hydro-Québec to the west and the Mont Otish area to the south (Fig. 1). Field operations were conducted from the Noella camp which is owned by Virginia Mines Inc. and located on the property. The Noella camp is located 57 kilometers southeast of the Mirage outfitter facilities where are located a landing strip and a hydrobase. The camp and the property are only accessible by float- or ski-equipped aircrafts and helicopters. Personnel and supplies were brought by road to Mirage utfitter floatplane base and then by plane to the camp. Mirage is accessible by the all-season Transtaiga gravel road (Fig. 2).
An Astar BA (Canadian Helicopters) was used for crew and material transportation. The helicopter was also used for the till survey as well as for staff transportation when performing traverse remote from base camp.

The landscape of the area is relatively flat with regions covered by low-altitude rounded hills. Vegetation is typical of taiga including areas covered by forest with others, typically at the top of hills, devoid of trees. Large swamps occupy most of the valleys. The hydrographic network is well-developed withthe La Grande and Sakami rivers being the major watercoursesLarge lakes occupy a significant portion of the landscape.

ITEM 8 : HISTORY

Property ownership

The property is 100%-owned by Mines Virginia Inc. Cambior Inc (Iamgold) retains a 1% NSR royalty on the property which comprises 192 designated claims for a total surface area of 92 km^2 (Figure 2).

Previous works

Virginia Gold Mines staked the property in 1998 following a reconnaissance mapping and prospecting program. During the 1998-2003 period, Virginia carried out one airborne MAG-EM survey, two IP surveys, two stripping programs, three prospecting programs and a 34-hole shallow diamond drilling campaign. Many gold-rich samples and showings were discovered during this period including the Sous-Marin **(264 g/t Au in grab, 8.01 g/t Au over 0.38 m)**, Dead Mouse **(5.1 g/t Au over 2 m)**, Dead Mouse Extension **(5.9 g/t Au over 3.8 m)**, Bourdon

(5.33 g/t Au over 10.7 m) and Bear **(5.4 g/t over 4.9 m)** showings (maps 2 and 4). Best results from the drill campaign were **12.47 g/t Au over 1.95 m**. In 2005, Virginia undertook two ground geophysical surveys (MAG, IP and Max-Min), three small till programs and a limited 7-hole diamond drill campaign. Best results from drilling were **0.81 g/t Au over 7.2 m, including 2.19 g/t Au over 2.2 m.** Gold-rich boulders and till samples have also been found on the property. The source of some of these anomalous boulders and tills, particularly in the southeastern part of the property, have not been explained yet.

Table 1: Summary of previous work on the Noella property. Modified after Huot and Archer (2005).

Geological Survey of Canada (1966)
- Reconnaissance mapping at a scale of 1: 1 000 000 by Eade.
SDBJ (1978)
- Lake sediments geochemical survey of the Nitchequon Lake area.
Ministry of Natural Resources of Québec (1996)
- Lake sediments geochemical survey of the Nitchequon Lake area.
Ministry of Natural Resources of Québec (1998)
- Geological mapping of the NTS 23E sheet at a scale of 1:250000, and discovery of mineralization at Duhesme-1 to 5 sites, later becoming part of the Noëlla property.
Mines d'Or Virginia - Cambior JV (1998)
- Reconnaissance mapping and prospecting of the eastern portion of 33H sheet and western portion of 23E sheet and staking of PEM (permis d'exploration minérale) 1422, 1451 and 1421.
- Helicopter-borne EM-Mag surveys by Sial Géosciences inc. on all PEM.
Mines d'Or Virginia - Cambior JV (1999)
- Reconnaissance mapping and prospecting of PEM 1422, 1451 and 1421, Caniapiscau Project and discovery of the Sous-Marin (264 g/t Au) and Dead Mouse showings (2.5 g/t Au), both in MEP 1421 (Noëlla).
Mines d'Or Virginia - Cambior JV (2000)
March
- 78.0 km of line cutting, 69.0 km of IP and ground magnetic surveys (Sous-Marin grid).
Summer
- Mapping at a scale of 1:10000 of the Sous-Marin grid and geological reconnaissance around the Dead Mouse showing and discovery of Dead Mouse Extension (up to 5.9 g/t Au over 3.8 m).
Mines d'Or Virginia - Cambior JV (2001)
August to September
- 52.4 km of line cutting, 47.4 km of IP and ground magnetic surveys (Sous-Marin grid).
September
- Mapping at a scale of 1:2500 of the Dead Mouse grid and discovery of Bear showing (up to 5.4 g/t Au over 4.9 m).

Mines d'Or Virginia (2002)

August to September

- 43 trenches performed by Super Hoe on the Dead Mouse grid, with detailed mapping and channel sampling.

Mines d'Or Virginia (2003)

February to March

- 34 holes on 19 different targets were drilled over the Dead Mouse showings for a total of 1821 m.

September to October

- 18 trenches performed by Super Hoe in the South East, Sous-Marin and Dead Mouse areas, with detailed mapping and channel sampling.

Mines d'Or Virginia (2005)

March-April

- Grid cutting plus IP, Max-Min and ground magnetic geophysical surveys on East-West and BIF-Est grids.

Mines d'Or Virginia (2005)

May-June 2005

-Seven diamond drill holes were drilled for a total of 1290 m on the Dead Mouse, Sous-Marin and East-West grids

ITEM 9 : GEOLOGY

Regional geology

The Noella property lies at the eastern extremity of the Lac Duhesme Archaean volcano-sedimentary belt, which is a segment of the prolific La Grande auriferous sub-province (Lamothe et al., 2000).. This volcanic belt is composed of units of the Duhesme Group that are intruded by mafic to ultramafic sills of the Dutreuil Suite. All of these units are found as enclaves in the tonalitic plutons of the extensive and younger Joubert Suite.

In the property area, the Duhesme Group is composed mostly of metabasalt, metakomatiite, lithic metawacke and iron formation of the Dalmas Formation (Figure 3; Lamothe et al., 2000). The iron formation horizons, an important host of gold mineralization on the Noella property, are generally folded and less than 10-meter thick. Oxide, silicate and sulphide facies iron formation are present. A band of polymictic conglomerate of the Thor Formation is interpreted to exist just to the south of the property. An unconformity separates this conglomerate from the underlying volcano-sedimentary Dalmas Formation. Younger metaperidotite, metapyroxenite and metagabbro sills, probably belonging to the Dutreuil Suite, as well as late felsic rocks of the Lariboisière and De Tilly Suites, also occur on the property. A tonalite intrusion of unknown dimension, also known to host gold mineralization, occurs in the northeastern part of the property.

Most of the rock units in the area of the Noella property have been metamorphosed to the amphibolite facies. Mapping by Lamothe (2000) indicates that the deformation was polyphased. Bedding structures are rare in the area, and the dominant fabric is given by the Main foliation (Sp) mineral foliation which generally strikes east-west with moderate to steep dips to the north. Work by Virginia indicates that the gold mineralization on the property is controlled to a large extent by east-west structures.

Many glacial landforms including rogens and drumlins are displayed on the Noella Property in association with the dominant and youngest ice flow to the southwest (N230° to N245°). An esker system, also oriented to the southwest, runs across the center of the property. This glacial geologic context (Prest et al., 1967; Fulton, 1995) is favorable for the application of indicator tracing technique (McClenaghan and Kjarsgaard, 2007).

Local geology

The dominant geological feature of the property is the open fold pattern that is evident on the magnetic susceptibility map (Figure 12). This magnetic unit and its associated EM conductors correspond to BIF and ultramafic rocks that occur within a volcano-sedimentary sequence that includes mafic to intermediate volcanics, siliciclastic sedimentary rocks and tonalite. Most of the exploration work was concentrated in three zones: (1) the Dead Mouse grid, (2) the Sous-Marin grid and (3) the E-W and BIF-Est grids in the SE area.

Dead Mouse grid. The stratigraphic sequence on the Dead Mouse grid comprises, from base to top, (a) footwall metasedimentary rock (conglomerate, sandstone, wacke, arenite) cut by granitic pegmatite, (b) BIF-1 or the Bear iron formation (oxide and sulphide facies), (c) hangingwall basalt and (d) BIF-2 or the Dead Mouse iron formation (oxide and silicate facies) within (e) an interlayered sequence of komatiite, komatiitic basalt, amphibolite and sulphidic/graphitic exhalite (Figure 38). This exhalite horizon may represent a lateral equivalent of either the Bear or Dead Mouse BIF.

The southwestern part of the Dead Mouse grid is dominated by an open synform that plunges to the east, as supported by ground magnetic (Figure 37). This synform probably affects previously-folded strata, and may itself be affected by a later phase of deformation. The northeastern part of the grid is more complex, but field observations suggest the existence of an antiform that also plunges to the east. Together, the synform and antiform produce a Z-shaped fold pattern.

Gold mineralization on the Dead Mouse grid appears to be stratabound and is chiefly associated with sulphide-quartz veins and replacement zones within iron formation.

SE area. The lithostratigraphic sequence in the SE area is similar to that of the Bear sector on the Dead Mouse grid, with BIF occurring between wacke horizons and the overlying mafic volcanic units that are cut by mafic dykes and pegmatites.

The SE area is dominated by an E-W fold that closes to the west. Minor folds in the BIF have vertical axial planes with axes that plunge steeply to the east. The ground magnetic susceptibility map suggests that the axial zone of the fold has been intensely transposed.

Like the Dead Mouse grid, gold mineralization in the SE area is chiefly associated with quartz veins and sulphide zones that occur within the BIF.

Sous-Marin grid. Outcropping areas are limited on the Sous-Marin grid due to the presence of extensive overburden, particularly in the western part of the grid. However, based upon ground geophysics and available outcrops, a lithostratigraphic sequence has been identified that is composed, from base to top, of tonalite gneiss, basalt/amphibolite, ultramafic rock and foliated tonalite intrusive, all cut by late gabbroic dykes. The tonalite is composed of plagioclase, quartz, biotite and amphibole. At least two networks of quartz veins crosscut the tonalite: an E-W-oriented set with moderate to steep dips to the north and a flat vein set.

The strata layering and main schistosity are generally oriented E-W with shallow to moderate dips to the north. An intense stretching lineation oriented ENE and plunging shallowly to the east is ubiquitous. The strata, and possibly the quartz veins, have been folded along E-W fold axes with shallow easterly plunges.

On the Sous-Marin grid, gold mineralization is chiefly associated with narrow quartz-sulphide veins that occur within an E-W shear.

ITEM 10 : DEPOSIT TYPE

This section is not applicable to this report.

ITEM 11 : MINERALIZATION (HISTORICAL)

Gold mineralization on the Dead Mouse grid is the most extensive of the property and several sub-economic to economic zones have been identified at surface (Figure 13). Gold occurs in stratabound, structurally-controlled horizons in the hinge zone and along the flanks of the major east-plunging synform. Exploration work at surface indicates that gold occurs mainly at two stratigraphic levels: the Bear iron formation (BIF-1) and the Dead Mouse iron formation (BIF-2). However, diamond drilling along this structure near the gold showings in BIF-1 suggests that a third mineralized BIF horizon may exist in the metasedimentary rocks below BIF-1.

The iron formations exhibit three facies: oxide, silicate and sulphide. Gold mineralization occurs predominantly in the sulphide facies. BIF-1, the most promising mineralized horizon, forms a curvilinear zone almost 1-kilometer long, corresponding to the hinge of the SW synform. This 8 to 10-meter thick iron formation hosts the Bear, Dead Mouse Extension and TR-02-22 showings, among others. Gold, As and Sb are associated with zones of sulphides and quartz veining within the iron formation. The host iron formation comprises alternating layerings of quartz-hornblende-grunerite and pyrrhotite-pyrite ±arsenopyrite.

The Dead Mouse showing, discovered in 1999, corresponds to a strong airborne EM anomaly occurring within a discontinuous 100-meter-long iron formation belonging to the BIF-2 horizon. The iron formation is composed of a lower oxide facies overlain by a silicate facies, and forms a crenulated horizon having a general northwest orientation and shallow to moderate dips to the east. Channel samples returned up to **5.1 g/t Au over 2 m and 3.7 g/t over 2.5 m.** Gold is thought to be associated with quartz veins.The Bourdon showing was discovered in 2000 approximately 1 kilometer to the NE of the Dead Mouse area along the NE antiform. It is associated with an IP anomaly and was interpreted to be part of BIF-2, However, work done in 2002 suggested that this showing made up of associated chert-sulphide and graphite-bearing BIF could be a lateral stratigraphic equivalent of BIF-1. Gold is found in a stratabound horizon marked by sulphides and quartz veins and veinlets that transects the banded iron formation. Channel sampling returned values of **5.33 g/t Au over 10.7 meters and 1.02 g/t Au over 16.9 meters** from trenches 25meters apart. Three shallow drill holes (Savard, 2003) tested the showing in 2003.Only one cut a significant mineralized interval at depth **(2.03 g/t Au over 1.37 m)**. An additional hole was drilled in 2005 (Huot, 2005) to test the extension at depth of the gold-bearing quartz veins in the N-S shear zone of the Bourdon showing. No BIF was intersected. The drillhole rather encountered a 4-meter thick interval of whitish rock with minor pyrrhotite, pyrite, K-felspar, quartz, muscovite and tourmaline.

The Dead Mouse Extension showing was discovered in 2000 approximately 450 meters to the NW of the Dead Mouse showing. Grades up to **5.9 g/t Au over 3.8 meters** were obtained from channel samples. A diamond drill program designed to intersect the significant surface gold zone at depth returned weak gold values from most of the holes with the exception of hole NO-03-08A which cut **12.47 g/t Au over 1.95 meters.** Drilling confirmed that Au is controlled mainly by the abundance of quartz veins within the BIF. The Bear showing forms a 100-meters long panel of near economic to economic gold values at surface near the fold hinge. It occurs approximately 200 meters to the south of the Dead Mouse Extension showing along the same BIF horizon, and 475 meters to the west of the Dead Mouse showing. Values up to **5.4 g/t Au over 4.9 meters** and **10.84 g/t Au over 4 meters** were obtained from channel samples. Drilling returned values up to **4.37 g/t Au over 1.71 meters and 5.65 g/t Au over 1 meter**. Again, gold mineralization is associated with the presence of structurally-controlled quartz veins. Two additional holes drilled in 2005 indicated that the dip of the BIF horizons flattens towards the center of the synform. Significant gold mineralization continues to be present along the BIF horizon towards the southeast SE, and includes **3.03 g/t Au over 4.5 meters** in TR-02-22 and **2.4 g/t Au over 1.4 meters** in TR-02-23.

Approximately 5.25 kilometers to the northeast of the Dead Mouse grid, gold and copper mineralization is hosted by fine-grained and strongly foliated tonalite within a 0.5 km long by 0.2 km wide zone on the Sous-Marin grid. This tonalite hosts goldbearing quartz veins within shear zones that range up to 25-m long. The veins are composed of accessory minerals such as plagioclase, amphibole, epidote and chlorite. At least two vein sets are present: (1) E-W, parallel to the main foliation, usually with moderate to steep northerly dips, generally less than 5 cm thick and boudinaged along sub-horizontal stretching lineation with 1-5% pyrite with traces of chalcopyrite; (2) NW-oriented, shallow dips to the northeast, 15-30 cm thick, generally barren except for a pyrrhotite and chalcopyrite-bearing vein that returned **19.8 and 16.3 g/t Au.**

Most of the gold mineralization on the Sous-Marin grid is related to the E-W set whose veins have probably been folded along shallow easterly-plunging fold axes. Gold is restricted to the veins whose sulphides produce IP anomalies in magnetic lows. The host tonalite is barren. The best gold values found at the Sous-Marin showing were **263.7 g/t Au** (grab sample) and **4.87 g/t Au over 1.2 meters** . Besides gold, grab samples yielded up to **119 g/t Ag** and **11.4% Cu.** In trench TR-03-16, quartz veins with Au-Ag-Cu-Pb-Zn are related to K-felspar altered zones. Only one drill hole was completed on the Sous-Marin grid. No gold mineralization was intersected.

The Southeast area is located approximately 7.5 km to the east of the Bear showing area, straddling an interpreted axial planar or transposed zone along the flank of a synform/antiform. Prospecting and trenching revealed the presence of a BIF from 1 m to 8 m in thickness that outcrops intermittently for approximately 1.4 km, as well as gold- and copper-bearing boulders **(up to 2.95 g/t Au** and **0.63% Cu).** In outcrops, gold occurs in dismembered centimetric wide quartz veins subparallel to bedding. The highest value recorded was **1 g/t Au over 1 m.** Only three diamond drill holes were completed in this part of the property. None of them crosscut gold mineralization despite the fact that they intersected BIF horizons, (Huot, 2005).

ITEM 12 : EXPLORATION WORK

Prospecting and geological mapping were carried out from July 26th to September 10th 2009. All geological data was collected by geologists Mathieu Savard and Francis Chartrand, by geological engineer Jérôme Lavoie, by trainee geologist Josée-Anne Lévesque, by trainee geological engineer Jean-François Boivin and Guillaume Tremblay and by technicians Paul-Émile Poirier, André Pelletier and Marco Bouchard from Virginia Mines Inc. A total of 323 man/days (including mobilisation and demobilisation) was spent on the Noella property. A till survey took place from July 31st to August 10th. Till samples were collected by employees of Services

Techniques Geonordic who were under the supervision of Rémi Charbonneau (Les Consultants Inlandsis). Transportation was assured by Canadian Helicopters for remote areas.

A total of 376 rock samples (grab and channel samples) and 198 till samples were collected on the Noella Property. Results are presented in appendices 4 and 5 for rocks and in appendices 7 and 8 for tills.

12.1 Prospecting over the Grids

12.1.1 Boulders

Prospecting over the grids allowed the discovery of more than 30 mineralized boulders that returned significant gold values. We have been able to determine the source of most of these boulders. All the boulders collected during the 2009 campaign are shown on Figure 8.

Boulders 193688, 193689, 193691, 193692, 193693, 193833, 193834, 193733, 193734 and 193697 are believed to originate from the unit exposed in trenches TR-N0-02-015 and TR-NO-02-032 from the Bear showings located to the NE.

The source of the boulders 193901, 193912, 193913, 193699, 193700, 193840 and 193841 is considered to be the southeast extension of the Bear showing or the southeast extension of the Dead mouse showing. The source of the boulder 193914 is not actually identified.

Table 2: Significant gold values obtained from boulders sampled in 2009.

Sample	Outcrop	UtmE Nad83	UtmN Nad83	Type	Au ppm	Ag ppm	As ppm	Cu ppm	Ni ppm	S %
193840	NOE2009JAL-056	303508	5944289	Boulder	13.55	2.90	49	230	0.5	6.81
193953	NOE2009JL-005	310047	5944356	Boulder	10.35	0.50	6	154	59.0	3.70
193914	NOE2009GT-083	303967	5944298	Boulder	7.28	3.60	>10000	644	165.0	7.56
193734	NOE2009JFB-049	303059	5944584	Boulder	7.18	1.70	>10000	91	19.0	6.13
193697	NOE2009GT-059	303100	5944623	Boulder	6.11	1.30	>10000	90	24.0	9.69
193915	NOE2009GT-086	304055	5945105	Boulder	5.40	1.80	>10000	147	128.0	4.04
193901	NOE2009GT-068	303573	5944283	Boulder	5.18	1.50	>10000	193	5.0	6.89
193692	NOE2009GT-054	302838	5944362	Boulder	5.11	0.90	>10000	99	30.0	6.70
193699	NOE2009GT-066	303444	5944292	Boulder	4.98	1.00	>10000	190	5.0	7.79
193728	NOE2009JFB-038	309264	5947374	Boulder	4.76	1.30	1	109	6.0	0.72
193834	NOE2009JAL-048	302868	5944415	Boulder	4.67	1.80	>10000	70	20.0	6.47
193912	NOE2009GT-080	303658	5944407	Boulder	3.97	1.30	>10000	236	10.0	9.32
193689	NOE2009GT-052	302824	5944478	Boulder	3.13	3.00	>10000	19	38.0	1.74
193833	NOE2009JAL-047	302884	5944420	Boulder	2.48	1.50	>10000	106	38.0	8.13
193691	NOE2009GT-053	302840	5944395	Boulder	1.97	0.90	3560	130	8.0	9.60
193841	NOE2009JAL-057	303639	5944362	Boulder	1.88	0.40	8730	126	2.0	5.40
130311	NOE2009JFB-078	304539	5945330	Boulder	1.35	1.70	4	375	242.0	7.49
193693	NOE2009GT-055	302834	5944401	Boulder	1.04	0.60	>10000	38	5.0	5.54

Sample	Outcrop	UtmE Nad83	UtmN Nad83	Type	Au ppm	Ag ppm	As ppm	Cu ppm	Ni ppm	S %
193700	NOE2009GT-067	303495	5944286	Boulder	0.86	1.00	>10000	130	22.0	5.23
193688	NOE2009GT-051	302823	5944494	Boulder	0.80	0.80	18	22	7.0	2.44
193913	NOE2009GT-080	303661	5944408	Boulder	0.74	1.30	1870	216	3.0	7.21
130312	NOE2009JFB-079	304524	5945343	Boulder	0.73	0.60	38	592	78.0	7.23
193733	NOE2009JFB-048	303114	5944633	Boulder	0.71	0.10	6990	19	2.0	2.23
193727	NOE2009JFB-036	308726	5946759	Boulder	0.57	0.70	3	562	4.0	1.78
193677	NOE2009GT-033	307533	5947613	Boulder	0.33	1.70	1	3390	18.0	5.73
193666	NOE2009GT-020	306541	5947852	Boulder	0.14	0.60	0	3090	101.0	0.63
132915	NOE2009JAL-095	310107	5944435	Boulder	0.06	1.90	1	4070	32.0	3.02
193937	NOE2009GT-113	310963	5945795	Boulder	0.01	6.20	1	13350	193.0	7.06
193952	NOE2009JL-004	309977	5944348	Boulder	0.01	1.30	3	2020	43.0	3.40
193660	NOE2009GT-014	306153	5947745	Boulder	0.01	0.25	0	6	2480.0	0.02

12.1.2 Grab Samples

Discovery of Maïka happened during systematic prospecting. It constituted the highlight of the 2009 campaign. Maïka showing is hosted within a silicate-rich banded iron formation that is mostly composed of quartz, amphibole and biotite locally. It was outlined over 100 m oriented along an ENE direction. The showing is located along the northern flank of the fold containing the Dead Mouse showing, considered part of the BIF-2 horizon (Figures 12 and 13). It is mineralized by 10-20% pyrrhotite and 3-5% arsenopyrite occurring in bands and veinlets. Pyrite and chalcopyrite are also present locally. Grab samples 193906 to 193908, collected in the Maïka showing area, returned values of 1.99, 0.59 and 1.53 g/t Au, respectively. Samples 193845 (1.22 g/t Au), 193785 (0.82 g/t Au), 193786 (1.40 g/t Au), 193790 (1.45 g/t Au) and 193773 (0.50 g/t Au) also returned significant gold values from the Maika showing. Subsequent channel sampling was performed over the Maïka showing and is reported in the section below. The mineralization style seems similar to that outlined in trench TR-NO-02-013

Another showing was discovered on the Eastern grid during the summer of 2009. It consists of gneissic amphibolites marked by millimetric bands of plagioclase, garnet and quartz. A centimetric quartz vein mineralized with 1% pyrrhotite One sample has returned 0.52 g/t Au (193954) and is located in the vicinity of former gold showing that has returned values 1.09 g/t Au from the same type of lithology.

Table 3: Significant gold values obtained from outcrops sampled in 2009.

Sample	Outcrop	UtmE Nad83	UtmN Nad83	Type	Au ppm	Ag ppm	As ppm	Cu ppm	Ni ppm	S %
193906	NOE2009GT-075	303790	5945135	Outcrop	1.99	1.10	>10000	193	94.0	5.41
193907	NOE2009GT-075	303790	5945136	Outcrop	0.59	0.90	>10000	314	112.0	9.62
193908	NOE2009GT-076	303769	5945116	Outcrop	1.53	0.70	>10000	317	73.0	7.29
193773	NOE2009JL-001	303786	5945129	Outcrop	1.62	0.50	>10000	34	213.0	2.23
193845	NOE2009JAL-063	303788	5945128	Outcrop	1.22	0.90	2970	195	41.0	4.82

193785	NOE2009JAL-065	303789	5945124	Outcrop	0.82	1.40	2640	182	51.0	5.76
193790	NOE2009JAL-067	303769	5945121	Outcrop	1.45	1.00	>10000	264	74.0	7.51
193786	NOE2009JAL-066	303789	5945124	Outcrop	1.40	0.80	>10000	144	198.0	5.70
193954	NOE2009JL-006	310285	5944881	Outcrop	0.52	0.10	1	760	51.0	3.35

12.1.3 Channelling and Trenching

New trenches were essentially dug using shovels over the newly-discovered Maika showing. A total of six channels were realized in trenches NOE-TR-09-01 to NOE-TR-09- 04.

Figure 32 illustrates trench NOE-TR-09-01 where channels NOE-R-09-011 and 012 returned interesting gold values within sulphide-rich BIF. Channel NOE-TR-09-01 returned values of **1.82 g/t Au over 0.5 meter** while channel NOE-TR-09-02 returned values of **0.96 g/t Au over 3.50 meters.**

Channels NOE-R-09-013 and 014 from trench TR-NOE-09-02 also returned interesting gold values of **2.58 g/t Au over 1.50 meters** that includes **0.5 meter returning values of 6.08 g/t Au** (Figure 33). Finally, channels NOE-R-09-015 (TR-NO-09-03) and NOE-R-09-016 (TR-NO-09-04) did not return any significant gold values.

Since trenches were done using shovels, they remained dirty and, consequently, they could not be properly mapped.

Table 4: Significant gold values obtained from channels over the Maïka showing in 2009.

Maika						
Sample	**Channel**	**From**	**To**	**Length**	**Au_ppm**	**Composite**
NOE-2009-TR-001						
193777	NOE-09-R-011	1.50	2.00	0.50	1.82	**1.82 g/t Au / 0.50 m**
NOE-2009-TR-001						
193778	NOE-09-R-012	0.00	0.50	0.50	1.28	**0.96 g/t Au / 3.50 m**
193779	NOE-09-R-012	0.50	1.00	0.50	1.19	
193780	NOE-09-R-012	1.00	1.50	0.50	0.86	
193781	NOE-09-R-012	1.50	2.00	0.50	0.53	
193782	NOE-09-R-012	2.00	2.50	0.50	1.03	
193783	NOE-09-R-012	2.50	3.00	0.50	0.54	
193784	NOE-09-R-012	3.00	3.50	0.50	1.28	
NOE-2009-TR-002						
193787	NOE-09-R-013	0.00	0.50	0.50	1.51	**2.58 g/t Au / 1.50 m**
193788	NOE-09-R-013	0.50	1.00	0.50	0.15	
193789	NOE-09-R-013	1.00	1.50	0.50	6.08	
NOE-2009-TR-002						
193791	NOE-09-R-014	0.00	0.50	0.50	2.54	**2.54 g/t Au / 0.50 m**


As
VQz

Picture 1: Mineralization in TR-NO-09-001 done over the Maïka showing (Sample 193773).

12.2 Re-mapping of former trenches

Revisiting and remapping old trenches constitutes the main objective of the 2009 program. It aimed the outlined of structural features that would explain gold occurrence within trenches. The program also had for objective to understand the reason why former drilling program failed to reproduce surface trenching results.Magnetite-rich BIF are referred to as oxide-rich BIF (S9B) while amphibole-rich facies (grunerite, hornblende) are referred to as silicate-rich BIF (S9D). Sulphide-rich facies of BIF is referred to as S9E.

12.2.1 Bourdon Area

Table 5: Significant gold values obtained from a channel over the Bourdon showing in 2009.

Bourdon						
Sample	Channel	From	To	Length	Au_ppm	Composite
TR-NO-03-018						
193602	NOE-09-R-002	0.00	1.00	1.00	1.70	**1.70 g/t Au / 1.00 m**

TR-NO-02-002

This trench was revisited but no new information was obtained. No additional sample was collected. Refer to the report written by Chapdelaine (2002) for more information.

TR-NO-03-018 (Figure 16)

The trench TR-NO-03-018 was revisited, cleaned and remapped. This trench exposes an overturned sub-horizontal fold developed in magnetite-rich BIF in contact with komatiitic basalt to the south, a sheared contact with paragneiss to the east andwith exhalite to the north (Figure 16). Fold axial plane is oriented N256°/36° and presents a fold axis measured at N097/06. The best gold values obtained from this trench were collected within the BIF close to the faulted contact with paragneiss (wacke) oriented at N345°/80°.

Two additional channels were realized over that trench to test other features. One channel had for objective to test the vertical section of the sub-horizontal fold and the second channel was realized to test a possible and not well-exposed hinge zone. A value of 1.70 g/t Au over 1.00 meter was obtained from channel NOE-09-R-002 in a silicate-rich BIF that contains 20% pyrrhotite and trace to1% arsenopyrite.


Sub-Horizontal Folding

Picture 2: Sub-horizontal fold of the BIF in trench TR-NO-03-018 (Looking West).

12.2.2 Dead Mouse Area

Table 6: Significant gold values obtained from channel over the Dead Mouse zone in 2009

Dead Mouse						
Sample	**Channel**	**From**	**To**	**Length**	**Au_ppm**	**Composite**
TR-NO-02-029						
193619	NOE-09-R-004	0.00	1.00	1.00	1.10	**1.06 g/t Au / 2.00 m**
193620	NOE-09-R-004	1.00	2.00	1.00	1.02	
TR-NO-02-029						
193635	NOE-09-R-006	0.00	1.00	1.00	4.35	**1.69 g/t Au / 3.50 m**
193636	NOE-09-R-006	1.00	2.00	1.00	0.90	
193637	NOE-09-R-006	2.00	3.00	1.00	0.11	
193638	NOE-09-R-006	3.00	3.50	0.50	1.10	

TR-NO-02-027 (Figure 19)
This trench presents once again three facies of BIF: sulphide-rich, silicate-rich and oxide-rich. The sulphide-rich facies occurs over a few meters near the southern sheared contact with the amphibolites (basalts) while the silicate-rich facies constitutes most of the remaining BIF in that trench. The BIF is in contact with ultramafic rocks to the north. The sheared contact with the basalts and the BIF to the south was measured at N315°/61° but did not return significant gold values. Folding and faulting are present within the BIF. The fold axial plane was reported at N315°/56° while faults were measured at N332°/49°. Generally, the low-grade gold values in that trench are explained by the low arsenopyrite content.

TR-NO-02-028 (Figure 20)
This trench is characterized by, from west to east, the presence of oxide-rich BIF, a narrow band of amphibolites (gabbros), a silicate- and sulphide-rich BIF, a silicified orthogneiss and pegmatite injections. Arsenopyrite is locally present (tr-0.5%) within the silicate- and sulphide-rich BIF. The gold-bearing interval has up to 5% arsenopyrite that occurs as fine disseminations as well as straight millimetre-scale veinlets (with amphibole and chlorite) that are generally parallel to bedding. Pyrrhotite is also present and has the same mode of occurrence as arsenopyrite. Presence of minor millimeter to centimeter-scale quartz (<5%) veins parallel to bedding is also noticed within that unit. The BIF also appears to be secant to the sulphide-bearing zone with partial replacement of bedding by sulphides away from the zone. The orthoschist on the eastern side of the trench is believed to represent a sulfidized shear zone within basalts or silicate-rich BIF. This trench does not expose the southern contact between amphibolites and BIF known to host significant gold values.

TR-NO-02-029 (Figure 21)
This trench was not mapped in 2009. However, a few additional channels were realized. It is characterized by the presence of magnetite-rich BIF alternating with metric horizons of silicate- and sulphide-rich BIF. A fold is present within this trench. Its axial plane is oriented at N070°/79° and its fold axis is at N055/37. Previous channels in this trench, realized within the sulphide-rich facies, returned a few gold values. However, as shown on picture 3, these channels were done parallel to the primary layering (S_0). Consequently, additional channels were performed to adequately test this trench. Values of **1.06 g/t Au over 2.00 meters** and **1.69 g/t Au over 3.50 meters** were obtained from channels NOE-09-R-004 and NOE-09-R-006.



Picture 3: TR-NO-02-029, Sample 193619.


Magnetite-Rich BIF
Qtz Veins developped along S2
and affecting banding (SO).

Picture 4: Quartz veins developped along S2 affect the magnetite-rich layering (TR-NO-02-029).



Picture 5: TR-NO-02-029 showing former channels realized sub-parallel to the primary layering (S_0).

TR-NO-02-030 (Figure 22)

This trench exposes both silicate-rich (S9D) and oxide-rich (S9B) banded iron formation in contact with basalts to the southwest and pegmatite to the northeast. The BIF is folded along an axial plane oriented N330°. The contact between the BIF basalts presents local zones (<0.5 m) where arsenopyrite (5%) forms veinlets (15%) that crosscut bedding. Significant gold values were obtained from that zone in earlier works. Resampling in 2009 yielded 2.6 g/t Au (#193751)Outside the contact zone, the BIF is mostly constituted by the silicate-rich facies composed of amphibole and quartz. It also contains finely disseminated and laminated pyrrhotite. Another grab sample (#193752) was collected to verify if its arsenopyrite content would be related to anomalous gold values. The sample, however, only graded 0.16 g/t Au. So far, the only significant gold values obtained from that trench are associated to the contact between the basalts and the BIF.

TR-NO-02-031 (Figure 23)

This trench exposed, from south to north, amphibolites (basalts), a strongly biotitized and schistosed silicate- and sulphide-rich BIF, and amphibolites (basalts). The amphibolites to the south contain 5% pyrrhotite and pyrite. These sulphides are found as disseminations and as massive laminae (<5 mm thick) oriented parallel to the main schistosity. The silicate- and sulphide-rich BIF contains quartz, hornblende, plagioclase, biotite and garnet. Sulphides occur as fine disseminations and massive laminae of pyrrhotite and pyrite. No arsenopyrite was noticed which may explain the very low-grade values obtained from that trench.


Fractures
Sulphides Enrichment
Fractures
Magnetite-Rich BIF
Fractures

Picture 6: Sulphide-rich bands possibly associated with fractures in TR-NO-02-031.

12.2.3 Dead Mouse Extension Area

TR-NO-02-039 (Figure 28)

Trench TR-NO-02-039 essentially exposed the same lithologies than the ones found in the Dead Mouse Extension area. The BIF in this trench is mostly constituted by magnetite, amphibole and quartz. It is in contact with basalts to the east and with wacke to the west. The western contact between the metasediments and the BIF is sheared and characterized by the presence of a 10-cm thick biotite- and garnet-rich schist. Shearing indicators such as sigma indicate a dextral movement. The eastern contact with the basalts is also sheared and presents a mylonite rich in biotite and garnet over a few centimetres. Gold values in this trench do not exceed 2 g/t Au over a meter which can be explained by the small amount of sulphides present in that trench and their mode of occurence. Most of the sulphides present are associated with small beds of magnetite and amphibole within the BIF and are parallel to the main foliation and the bedding. Sulphides are composed of 1% pyrrhotite and 2-5% arsenopyrite but are restrained to small decimetric bands. No significant sulfurization, silicification or flooding is present within the BIF in that trench.

TR-NO-02-040 (Figure 29)

This trench essentially exposes the same lithologies encountered in the Dead Mouse Extension area. A mafic orthogneiss (basalt) is overlying gold-bearing BIF, itselfoverlying a paragneiss. The contact zones present higher deformation strain and become mylonitic over 0.5 to 1.0 meter thick toward BIF. In this trench, BIF is of two main types: sulphide- and silicate-rich near the contact zone and magnetite-rich in the center. Pyrrhotite (15%) and arsenopyrite (minor content) are ubiquitous. Arsenopyrite is a very minor component except where Au grades are high. In such casesarsenopyrite content is high, sometimes becoming more abundant than pyrrhotite Arsenopyrite-bearing veinlets parallel and secant to the primary layering are relatively abundant near contacts of the BIF. These sulphide veinlets may control gold mineralization within the BIF. Main foliation in the basalt is oriented at N055°/026° while bedding in the BIF is oriented at N030°/28°. Sulphide veinlets orientations vary from N130° to N170° and dip at 70°. A sulphide-bearing fault zone crosscutting the bedding was observed in the trench. It is oriented N115°/78°. The bedrock is strongly magnetic and the structural measurements were based on solar tables.

TR-NO-02-042 (Figure 30)

This trench is characterized by the presence of silicate-rich BIF containing a significant amount of arsenopyrite. The BIF is in contact with a 1.5 meter thick mylonite that evolves to a paragneiss (wacke) to the north. To the south, the BIF is in contact with a metabasalt (picture 7). The fold axis plunges at N100°/25°. The axial plane is oriented at N100° and dips at 82°. A shear zone characterized by the presence of a mylonite is present at the contact between the metasediment (M4-S3) and the BIF and is oriented at N100° and dips at 82°. The main foliation in the metabasalt is oriented at N060° and dips at 25°. We observed a positive correlation with the amount of arsenopyrite and the gold values in that trench. The arsenopyrite distribution appears to be parallel to bedding in the short limb of the fold. Sub-horizontal structures combined with arsenopyrite content seem to be associated with gold mineralization on the short limb of that fold. The attitude of the arsenopyrite veins such as N008°/25° and N008°/70° were reported, respectively, in the contact hinge zone and in the contact short limb where higher gold values were obtained (Figure 30).

TR-NO-02-043 (Figure 31)

From south to north, this trench essentially exposes three units: orthogneiss (basalt), sulphide-rich BIF and paragneiss. The contacts on both sides of the BIF are highly deformed over 1 meter. This is especially true for the contact with paragneiss. The sulphide-rich BIF , with its significant gold values, represents most probably a sulfurized magnetite-rich BIF . Pyrrhotite and arsenopyrite constitute 20% of the BIF, the latter sulphide being dominant. Sulphide mineralization is present within the whole thickness of the BIF. The highest gold values appear to occur where arsenopyrite is the dominant sulphide. No evident crosscutting structure that could have caused the mineralization was observed. Mineralization could be genetically linked to the presence of faulting parallel to the units. On the other hand, a crosscutting structure not outlined by that trench may be present laterally (picture 8).


M25
T2A(S3)
As+Au
M3(V3B)
S9D

Picture 7: TR-NO-02-042 showing a folded silicate-rich BIF (Looking South).


V3B
Sheared Contact
S9E (As dominant

Picture 8: TR-NO-02-043 exposing contact between sheared basalts and the sulfurized BIF(Looking South).

12.2.4 Bear Area

Table 7: Significant gold values obtained from channel over the Bear zone in 2009

Bear Showing						
Sample	**Channel**	**From**	**To**	**Length**	**Au_ppm**	**Composite**
TR-NO-02-032						
193650	NOE-09-R-009	0.40	0.90	0.50	9.01	**7.20 g/t Au / 4.00 m**
193765	NOE-09-R-009	0.90	1.40	0.50	5.99	
193766	NOE-09-R-009	1.40	1.90	0.50	7.31	
193767	NOE-09-R-009	1.90	2.40	0.50	12.75	
193768	NOE-09-R-009	2.40	2.90	0.50	10.60	
193769	NOE-09-R-009	2.90	3.40	0.50	8.61	
193770	NOE-09-R-009	3.40	3.90	0.50	1.97	
193771	NOE-09-R-009	3.90	4.40	0.50	1.43	
TR-NO-02-034						
193641	NOE-09-R-007	0.00	0.20	0.20	12.85	**5.51 g/t Au / 1.50 m**
193642	NOE-09-R-007	0.20	0.50	0.30	6.29	
193643	NOE-09-R-007	0.50	1.00	0.50	5.51	
193644	NOE-09-R-007	1.00	1.50	0.50	2.11	
TR-NO-02-034						
193646	NOE-09-R-008	0.20	0.50	0.30	0.95	**0.98 g/t Au / 0.80 m**
193647	NOE-09-R-008	0.50	1.00	0.50	1.00	
TR-NO-02-036						
193758	NOE-09-R-010	1.00	2.00	1.00	1.02	**1.02 g/t Au / 1.00 m**
TR-NO-02-036						
193761	NOE-09-R-010	4.00	5.00	1.00	1.54	**1.34 g/t Au / 2.00 m**
193762	NOE-09-R-010	5.00	6.00	1.00	1.14	

TR-NO-02-023 (Figure 37)

The units encountered in that trench form a tight fold that plunges at 200°/60°. We observed the same relationship with the Bear BIF. The BIF contains a significant amount of amphibole with 10% pyrrhotite and 1-2% arsenopyrite near the contact with the paragneiss (wacke). Pegmatite injections, also present within that contact, could explain some of the previous auriferous samples. However, fold structure, in that case, does not seem to have generated high-grade gold mineralization like the one observed in trench TR-NO-02-042.

TR-NO-02-022 (Figure 18)

Trench TR-NO-02-022 presents a magnetite-rich BIF locally altered and mineralized with arsenopyrite (2-35%) along preferential bands. Arsenopyrite distribution seems irregular within the BIF, being more concentrated along the contact with basalts. Sulfidation and abundance of quartz veining is observed inside the BIF toward the contact with basalts to the north in this case. Magnetite disappears and is replaced by sulphides which could also explain high gold values nearby the BIF-Basalt contact as shown in figure 18.

In addition, two grab samples (135153 and 135154) were both collected within the same interval corresponding to sample 112618from the same channel sample but from different horizons within that interval. The interval sampled corresponds to sample 112618 that yielded 5.09g/t Au over 0.50 meter. Grab sample 135153 was collected from a 15-centimetre thick band that contains 40% arsenopyrite within a silicate-rich BIF from that interval. It returned values of 8.36 g/t Au. A fault crosscutting the bedding occurs where the sample 135153 was collected (See picture 9. Sample 135154 was also collected within that interval but within a silicate-rich band containing 1-3% arsenopyrite and 5-10% pyrrhotite with amphibole and quartz. It returned values of 0.66 g/t Au. That verification demonstrates that abundance of arsenopyrite is directly associated with high gold grade. Several faults crosscutting the bedding and containing sulphides are observed within that trench. One of them was measured at N080°/80° and showed a sinistral movement (picture 9).

TR-NO-02-020 (Figure 17)
This trench exposed the BIF in contact with paragneiss to the south and with basalts to the north. That portion of the BIF presents two facies. The first facies is characterized by the presence of amphiboles (hornblende and grunerite), sulphides (10-30% pyrrhotite and 1-5% arsenopyrite) and quartz. It occurs over a few meters along the contact with basalts. Sub-horizontal quartz veins are present within that facies and are oriented at N141°/23°. The second facies observed is the magnetite-rich BIF that also contains amphibole and quartz.
Two grab samples were collected from that trench to verify if quartz vein or sulphide-rich BIF presents different gold values. The first sample collected (135151) was from a sulphide-rich BIF containing 3-4% arsenopyrite and 15-20% pyrrhotite close to contact with quartz vein. It returned values of 0.92 g/t Au. The second sample was taken from a sub-horizontal quartz vein containing 2% pyrrhotite and returned values of 0.47 g/t Au. Fractures filled with sulphides are oriented at N015°/77° and N230°/90°.

TR-NO-02-016 (Figure 15)
This trench uncovered the oxide facies of banded iron formation that is massive and does not present significant fracturation and quartz veining. On this trench, the BIF is crosscut by a diabase dyke. The north contact with BIF and basalt is also exposed. The presence of a fracture containing sulphides that crosscuts the bedding at 20° could explain the gold values (>1 g/t Au) obtained from that trench. Two fractures were measured at N280°/80° and N236°/85°. Sulphides are not abundant in that trench except within the very few fractures observed.

TR-NO-02-015 (Figure 14)
Trench TR-NO-02-015 shows the stratigraphy of the Bear iron formation. It revealed the presence of a fault measured at N234°/55° that caused a 10-meters lateral displacement of the units. Stretching lineation was measured at N020°/39° in the fault plane. Based on the main schistosity and bedding, this structural feature measured at N333°/55° is interpreted as a dextral reverse (thrust) fault. . Most of the contacts in this trench are sheared. A lamprophyre (ultramafic dyke with plagioclase phenocrysts) crosscuts all the units encountered in this trench but does not

appear to have been displaced by the fault. A set of fractures reported at N071°/57° are present within the BIF. Two zones of quartz flooding, quartz veining and intense fracturation are present as shown on figure 14. Both zones returned significant gold values but the one at the north end particularly returned high grade gold values. These values occur where sub-horizontal anastomozed faults and fractures (N320/0-30), quartz veining (N334/34), sulphides veinlets (N221°/22°), and disseminated pyrrhotite (20-30%) and arsenopyrite (5-10%) are present within the BIF. Mineralization (sulfidization) within the BIF is exposed along a vertical plane along main schistosity (N341°/55°). Finally, a set of fractures/faults at N070°/57° crosscut the bedding of the unit .


Fracture

Picture 9: TR-NO-02-022 showing decimetric bands of sulphides and fractures in magnetite-rich BIF.

TR-NO-02-032 (Figure 35)
This trench exposed all the units forming the sequence of the Bear iron formation. To the SW, a pegmatite dyke crosscuts a small paragneiss band that is also crosscutt by a few-meter thick diabase (or lamprophyre). The NE contact with the dyke is outlined by thin biotite schist. Then, the BIF mostly constituted by the sulphide-rich facies is exposed and is in contact with foliated basalts to the NE.

This trench contains all the features that were identified to be related with high-grade gold mineralization. It presents significant quartz flooding, high density of crosscutting and sub-parallel quartz veins, a set of transversal fractures crosscutting the bedding (and main schistosity), and significant arsenopyrite content occurring in different veinlets and disseminated along bedding (picture 11). The sulphide veinlets composed of arsenopyrite and pyrrhotite are oriented according to three main directions: N332°/45°, N015°/62° and N249°/75°. Some of them crosscut the bedding (main schistosity) oriented at N335°/45° while others occur parallel to the three fragile faults noticed in the trench and reported at N069°/72°.

Channel NOE-09-R-009 performed along one of the fractures and within the mineralized zone (figure 35) returned significant values of 7.20 g/t Au over 4.0 meters. Once again, these high grade values of gold are associated with decimetric bands of arsenopyrite (5-15%) affected by quartz veining and quartz flooding (picture 10).

Sample 193639 collected within an arsenopyrite-bearing quartz vein that crosscuts the basalt did not return significant gold values. The extension of that quartz vein spreading across the BIF was sampled (193640) and returned values of 4.47 g/t Au in grab.


Quartz Vein
Qz flooding
Arsenopyrite mineralization bands

Picture 10: TR-NO-02-032 presenting quartz flooding, quartz veining and arsenopyrite mineralization.


Fault
Sulphide-Rich BIF
Qz Flooding
Qz Flooding
Sulphide-Rich BIF
Sulphide-Rich BIF
Fault

Picture 11: TR-NO-02-032 showing quartz flooding and sulphide-rich mineralization within BIF.

TR-NO-02-033 (Figure 24)

This trench returned several high grade gold values from channel samples in 2002. It is characterized by the presence of a sulphide-rich BIF in contact with abasaltic unit to the east and crosscut by a pegmatite dyke to the west. The BIF is also crosscut by a gabbroic (diabase?) dyke. The BIF is particularly well-mineralized with arsenopyrite ranging from 10 to 40% and 2-3% pyrrhotite. A lot of whitish centimeter-scale quartz veins (up to 15%) are present within the BIF. These veins are oblique to the bedding. Locally, the abundance of quartz veins caused brecciation (almost stockwerk). We observed high-angle faulting in that portion of the BIF.

We observed that Au values correlated with zones of intense quartz veining and abundance of arsenopyrite. High grade gold values are believed to form zones of bed-by-bed replacement within BIF. Two samples were collected outside the mineralized zone of the 2002 channel samples where BIF has generally less arsenopyrite and quartz veins. Sample 193754 returned values of 0.18 g/t Au and sample 193755 returned values of 0.32 g/t Au. It shows that high-grade mineralization did not spread consistently along the BIF but remains associated with outcrop-scale features such as high percentage of late quartz-vein present in it, an intense fracturation and the high arsenopyrite content.

TR-NO-02-034 (Figure 25)

This trench was particularly interesting since it exposes several features within the BIF. First of all, it exposed a sheared contact with the amphibolite (basalt) to the north. Then a set of fragile faults and fractures oriented at N050°/72° crosscut the BIF at high angle (the bedding of the BIF was measured at N350°/55°). Mineralization occurs along that fracture and spread across the bedding, crosscut it different angles. Three sets of arsenopyrite-bearing cm-scale veins are present: veins parallel to bedding and main foliation at N350°/55°, veins that crosscut the bedding at 90° measured at N080/88 and N260/88 and veins that cut the bedding with an angle of 20° reported at N152/80. All theses veins contain between 5-10% arsenopyrite and are associated with high-grade gold values. Arsenopyrite is present from trace to 5% and occurs disseminated. It also returned gold values between 0.1 and 5.0 g/t. Figure 25 illustrates the process by which fracture across the BIF vectorized the gold mineralization and allowed it to spread across the bedding. Two channels were performed parallel to the fragile facture that runs across the bedding to demonstrate that fact. The first channel, was performed along the fragile fracture within the arsenopyrite mineralization zone and where the mineralization spread across the bedding. It returned values of 5.51 g/t Au over 1.50 meters. The second channel was performed across the magnetite-rich BIF, a few meters outside the mineralized halo of the fracture. It only returned values of 0.98 g/t Au over 0.80 meters. These two channels clearly demonstrate the importance of fracturation and faulting and their association with high-grade gold values.

TR-NO-02-035 (Figure 26)

This trench contains the same lithologies than in trench TR-NO-02-034. A pegmatite crosscut the BIF on its southern contact which seems to result into a sheared unit composed of quartz, biotite and pyrite over half a meter. It may represent the foliated and altered margin of that pegmatite. The BIF constitutes the main lithology encountered in that trench and is in contact (sheared contact over a few meters) with basalt to the north. BIF is mostly constituted by magnetite, quartz and amphibole. Pyrrhotite (10-15%) and arsenopyrite (1-5%) are the sulphides contained in the banded iron formation and occur disseminated along bedding and locally in crosscutting veinlets. Gold values are associated with highest arsenopyrite content and are also located near a 15-centimeter fault measured at N050/62. A shallowly-plunging fold is observed in the BIF and reported at N155°/010°. Quartz flooding was also observed locally within the banded iron formation.

TR-NO-02-036 (Figure 27)

This trench exposed a BIF that evolved while moving away from the contact with mylonitic amphibolites (basalt). It progressively changes from an oxide-rich BIF composed of quartz, magnetite and amphibole (S9B) to a silicate-rich BIF composed of quartz, amphibole, sulphide and locally magnetite. Magnetite is progressively replaced by amphiboles and is also progressively sulfidized by pyrrhotite and arsenopyrite. We also observed that as arsenopyrite increases (up to 1-2%), so does the presence of mm-scale quartz veinlets (<5%). Values of 1.02 g/t Au over 1 meter and 1.34 g/t Au over 2 meters were obtained from the channel NOE-09-R-

010 as reported in table 7 and figure 27. Gold values seem associated with the BIF sulfidized zone near both contacts. Overall, the low arsenopyrite content is associated with low gold values which are close to the background tenors in the BIF on the Noëlla Project. Notice that the southern part of the BIF is crosscut by a pegmatite and that pyrite is the most common sulphide near the contact with pegmatite.

TR-NO-02-037 (Figure 27)

This trench shows a BIF folded into a synform shallowly-plunging to the south. The axial plane was measured at N165/75 and the fold axis at 38 →175. The banded iron formation is in contact with basalt to the east and is crosscut by a pegmatite to the west. A gabbroic dyke is also believed to crosscut the BIF in the northernmost portion of the trench. A high-strain zone, more than 0.5 meter thick, is observed juxtaposed to the basalt. It also corresponds to the portion of the BIF that presents the silicate- and sulphide-rich facies (S9D-S9E). These facies contain up to 20% sulphides dominated by pyrrhotite with minor pyrite (2%) and arsenopyrite (3-5%). Arsenopyrite is present in stratabound horizons and in crosscutting millimetric veinlets and veins. Biotite and garnet are also present within that zone. The core of the BIF present the oxide-facies (S9B) while both contact zones present silicate and sulphide facies that. These latter two facies returned the best gold values (picture 12). The oxide BIF contains 5% disseminated pyrrhotite and pyrite and 1-2% arsenopyrite. The contact zone with the pegmatite is mostly dominated by pyrite (15-20%) that occurs as cm-thick veinlets. This zone did not appear to have been adequately channel sampled and, consequently, a grab was collected in it (sample 193753). It returned a value of 1.17 g/t Au.


S9B
V3B
I1G
Silicate and Sulphides rich BIF
V3B

Picture 12: TR-NO-02-037 showing a synformal axis within sulphide-rich BIF S9E in contact with pegmatite (I1G) to the west and basalt (V3B) to the east. Picture looking toward south.

Table 8: Significant gold values obtained from grab samples collected in former trenches in 2009.

Sample	Outcrop	UtmE Nad83	UtmN Nad83	Type	Au ppm	Ag ppm	As ppm	Cu ppm	Ni ppm	S %
135151	TR-NO-02-20	303472	5944558	Grab	0.92	0.30	3610	45	8.0	3.31
135153	TR-NO-02-22	303588	5944484	Grab	8.36	2.20	>10000	94	69.0	8.70
135154	TR-NO-02-22	303588	5944484	Grab	0.66	0.50	9110	185	5.0	8.55
193751	TR-NO-02-30	303691	5944767	Grab	2.65	1.20	>10000	48	62.0	5.12
193640	TR-NO-02-32	303286	5944729	Grab	4.47	0.20	>10000	19	9.0	2.86
193753	TR-NO-02-37	303227	5944848	Grab	1.17	1.10	2330	220	4.0	10.00

12.3 Drillcore Observations

Drill holes from the 2003 campaign that returned significant gold mineralization were reclogged during the 2009 field program. They present several features in common, such as arsenopyrite mineralization, quartz veining and>/or quartz-flooding and grunerite alteration. It appears that the presence of arsenopyrite is the most significant pathfinder in the banded iron formation as indicated by the arsenic content in the table 6 below. However the presence of quartz veining and/or flooding seems to coincide with higher gold values. Banded iron formation that contains pyrrhotite and arsenopyrite in significant quantity returned more gold values that banded iron formation that only contained pyrrhotite. In the same way, it appears that gold values increase as the magnetite replacement increases (by hornblende, grunerite and mostly sulphides). The table 6 below shows the observation made on the interval from the 2003 drilling campaign. Combination of arsenopyrite, quartz-veining and/or flooding and grunerite occurrence are all related to the presence of gold values. Grunerite alteration itself does not constitute a factor for gold occurrence but its intensity could indicate stronger alteration zones. The pictures 11 to 19 below show different features observed in drillholes that have returned significant gold values in 2003.

Table 9: Summary or auriferous intervals obtained during the 2003 drilling campaign.

Hole_ID	From	To	Sample	Length	Au_ppb	As_ppm	Qz-Veining/Flooding	Grunerite
NO-03-01A	12.47	13.47	209303	1.00	3306	3260	Yes	Yes
NO-03-01B	14.88	15.88	209321	1.00	522	2750	No	Yes
NO-03-01B	15.88	16.38	209322	0.50	7504	1090	Yes	Yes
NO-03-02A	26.08	27.08	209346	1.00	1341	68	Yes	Yes
NO-03-02B	23.75	24.46	209361	0.71	3004	>10000	Yes	Yes
NO-03-02B	24.46	25.46	209362	1.00	5341	>10000	Yes	Yes
NO-03-03A	16.75	17.75	209396	1.00	2140	>10000	Yes	Yes
NO-03-03A	17.75	18.75	209397	1.00	1417	2770	Yes	Yes
NO-03-03B	23.50	24.50	209424	1.00	5647	7300	Yes	Yes
NO-03-03B	26.36	26.76	209427	0.40	1652	>10000	No	Yes
NO-03-03B	27.50	28.00	209430	0.50	1209	>10000	No	Yes
NO-03-04B	51.94	52.48	209466	0.54	3674	4230	Fractured	Yes
NO-03-06A	85.48	86.48	209551	1.00	1069	>10000	Yes	Yes
NO-03-06A	86.48	87.48	209552	1.00	941	7160	Yes	Yes
NO-03-07A	16.75	17.45	209668	0.70	3909	>10000	Yes	Yes
NO-03-07A	19.95	20.55	209672	0.60	1982	7070	Yes	Yes

Hole_ID	From	To	Sample	Length	Au_ppb	As_ppm	Qz-Veining/Flooding	Grunerite
NO-03-07A	20.55	21.05	209673	0.50	1417	7960	Yes	Yes
NO-03-07C	10.80	12.00	209590	1.20	1056	>10000	Yes	Yes
NO-03-07C	15.25	16.25	209595	1.00	2450	2040	Yes	Yes
NO-03-08A	17.17	17.67	209609	0.50	1285	>10000	Yes	Yes
NO-03-08A	17.67	18.17	209610	0.50	3344	>10000	Yes	Yes
NO-03-08A	18.17	18.67	209611	0.50	26000	>10000	Yes, VG	Yes
NO-03-08A	18.67	19.12	209612	0.45	19058	>10000	Yes, VG	Yes
NO-03-08B	15.57	16.07	209616	0.50	1738	>10000	Yes	Yes
NO-03-08B	16.87	17.52	209619	0.65	2937	4180	Yes	Yes
NO-03-08C	18.98	19.69	209636	0.71	1874	>10000	Yes	Yes
NO-03-10A	15.15	16.15	209661	1.00	2300	26	Yes	No
NO-03-10A	16.15	16.52	209662	0.37	1302	7	Yes	No
NO-03-11A	15.78	16.78	209675	1.00	1044	1295	-	-
NO-03-11B	11.96	12.76	209701	0.80	1994	4990	Yes	Yes
NO-03-15A	64.80	65.60	209870	0.80	4950	5	Ultramafic Rock	
NO-03-16A	86.60	87.60	209784	1.00	1010	5	Ultramafic Rock	
NO-03-17A	23.91	24.91	209885	1.00	1068	>10000	Yes	Yes
NO-03-18A	23.87	24.87	746813	1.00	1628	>10000	Yes	Yes

Table 10: Location and parameters of drillholes.

Drillhole	UtmE_Nad83	UtmN_Nad83	Elevation	Azimuth	Dip	Depth (m)
NO-03-01A	303239	5944823	525	235	-48	30
NO-03-01B	303239	5944823	525	235	-70	51
NO-03-02A	303271	5944781	517	235	-50	51
NO-03-02B	303271	5944781	517	235	-70	48
NO-03-02C	303271	5944781	517	235	-89	66
NO-03-03A	303302	5944741	511	235	-50	51
NO-03-03B	303302	5944741	511	235	-70	39
NO-03-04A	303596	5944517	485	210	-51	51
NO-03-04B	303596	5944517	485	210	-70	66
NO-03-05A	303639	5944489	475	210	-50	75
NO-03-05B	303639	5944489	475	210	-70	81
NO-03-06A	303682	5944469	470	210	-50	96
NO-03-07A	303320	5945059	520	342	-50	27
NO-03-07B	303320	5945059	520	342	-70	24
NO-03-07C	303320	5945059	520	342	-90	30
NO-03-08A	303349	5945069	520	342	-50	27
NO-03-08B	303349	5945069	520	342	-70	30
NO-03-08C	303349	5945069	520	342	-90	30
NO-03-09A	304182	5945660	466	340	-49	54
NO-03-09B	304182	5945660	466	340	-70	21
NO-03-10A	304170	5945693	466	160	-50	90
NO-03-11A	304075	5945659	462	183	-50	51
NO-03-11B	304075	5945659	462	183	-70	39

Drillhole	UtmE_Nad83	UtmN_Nad83	Elevation	Azimuth	Dip	Depth (m)
NO-03-12A	304179	5945332	455	330	-45	81
NO-03-13A	304269	5945539	460	183	-50	51
NO-03-13B	304269	5945539	460	183	-70	39
NO-03-14A	304665	5945687	466	150	-50	87
NO-03-15A	303498	5945634	490	220	-50	90
NO-03-16A	303974	5945629	466	185	-50	90
NO-03-17A	303328	5945035	523	342	-60	51
NO-03-17B	303328	5945035	523	342	-80	33
NO-03-18A	303356	5945045	525	342	-60	36
NO-03-18B	303356	5945045	525	342	-80	36
NO-03-19A	303372	5945077	514	342	-45	99
NO-05-20	304241	5945672	475	270	-52	125
NO-05-21	310188	5944388	488	360	-50	177
NO-05-22	310200	5944616	495	360	-50	150
NO-05-23	310611	5944786	457	360	-50	150
NO-05-24	307893	5947625	466	188	-60	249
NO-05-25	303381	5944879	530	220	-50	174
NO-05-26	303441	5944951	533	220	-55	264

12.3.1 Bear Showing Area

Drillhole NO-03-01A and 01B

Drillhole NO-03-01A, oriented at N235° aimed at the Bear iron formation between trenches TR-NO-02-35 and TR-NO-02-036. It intersected silicate and sulphide-rich facies within BIF that returned values of 1.98 g/t Au over 2 meters at the contact with the foliated basalt and 1.82 g/t Au over 0.43 meters at the lower contact with a pegmatite. Pyrrhotite (5%) and arsenopyrite (1-2%) are associated with strong grunerite and hornblende-rich BIF. Sulfidization of the BIF is observed over a few meters toward the basalt contact.

Drillhole NO-03-01B encountered a 0.5-meter mineralized zone within a larger BIF interval. It returned values of 7.5 g/t Au over 0.50 meters which did not repeat the values obtained from NO-03-01A. The mineralization is associated with stockwerk of pyrrhotite (20%) and arsenopyrite (1-2%) within a silicate-rich BIF characterized by the presence of 35% grunerite, 40% hornblende and 10% quartz.

Drillholes NO-03-02A, 02B and 02C

All these drillholes were oriented at N235° and performed south of trench TR-NO-02-034 which returned significant gold values from surface. However, results from drilling were disappointing. Drillhole NO-03-02A returned values of 1.34 g/t over 1.0 meter and drillhole NO-03-02B returned values of 4.37 g/t Au over 1.7 meter from sulphide and silicate-rich BIF facies. Pyrrhotite and arsenopyrite are associated with gold values in both drillholes. Finally, drillhole

NO-03-02C intersected an unmineralized and unaltered magnetite-rich BIF. The fact that drillholes 02A, B and C are oriented parallel to crosscutting faults outlined in trench TR-NO-02-034 oriented at N050°/72° could explain why these drillholes did not intersect significant gold mineralization. At surface, the mineralization seems associated to these fractures from which it spreads along bedding within BIF. It could also simply mean that the mineralization is not pervasive enough within the banded iron formation. This situation creates an ore shoot difficult to intersect in drilling since it represents an intersection point and not a plane to aim.


As
As
Gn
Po

Picture 13: Drillhole NO-03-01B, this grunerite rock mineralized with pyrrhotite and arsenopyrite has returned 7.50 g/t Au over 0.50 m (sample 209322).

Drillhole NO-03-03A and 03B

These two drillholes, oriented at N235°, had for objective to intersect the mineralization outlined by trenches TR-NO-02-015 and TR-NO-02-032. These two trenches contain significant high-grade gold values as discussed previously in the report. Drillhole NO-03-03A returned 1.78 g/t Au over 2 meters and drillhole NO-03-03B returned 5.65 g/t Au over 1.00 meter, 1.65 g/t Au over 0.4 meter and 1.2 g/t over 0.5 meter. The best value obtained from drillhole NO-03-03B (picture 14) is associated to quartz flooding, pyrrhotite and arsenopyrite. It is obvious that these drillholes did not return that same gold mineralization than the one obtained at surface.


As
Po
Gn-Hb
Qz Flooding

Picture 14: Drillhole NO-03-03B, Sample 209424 showing a sulphide-rich banded iron formation affected by quartz flooding and mineralized with pyrrhotite and arsenopyrite. This sample has returned 5.65 g/t Au over 1.0 m.

12.3.2 Dead Mouse Showing Area

Drillholes NO-03-07A, 07B, 07C

These drillholes aimed the mineralization of the Dead mouse Extension showing outlined by trench TR-NO-02-042. Drillhole NO-03-07A returned values of 2.18 g/t Au over 1.5 meters from 16.75 to 18.25 meters and 1.73 g/t Au over 1.10 meters from 19.95 to 21.05 meters. The mineralization is hosted within silicate-rich BIF composed of grunerite (15-20%), hornblende (5-10%) that presents 10% quartz flooding and contains 10% pyrrhotite and 1-15% arsenopyrite (picture 15). Gold mineralization mostly occurs at the contact with the paragneiss which is different from surface where gold values were more concentrated along the sheared contact between the BIF and the basalt.

Drillhole NO-03-07B returned values of 0.87 g/t Au over 0.70 meter from the magnetite-rich facies. NO-03-07C, drilled under the two previous holes, did intersect gold mineralization at the contact between the basalt and the BIF (picture 16) that presents quartz flooding and arsenopyrite mineralization (1.06 g/t Au over 1.2 meter from 10.8 to 12.0 meters) . The BIF was also mineralized (2.45 g/t Au over 1.0 meter from 15.25 to 16.25 meters) but the values remain under expectations when compared with surface results.


Po
Gn
As
Qz-Flooding

Picture 15: Drillhole NO-03-07A, Sample 209668 that has returned 3.91 g/t Au over 0.70m. This sample is characterized by the presence of quartz flooding that crosscuts and disrupts the bedding, the mineralization and the alteration.


As
Gn
Qz Vein
Qz Vein

Picture 16: Drillhole NO-03-07C, sample 209590 that has returned 1.06 g/t Au over 1.20 m. It is characterized by the presence of quartz veins, grunerite and arsenopyrite.


Gn
Mg
Mg
Gn

Picture 17: Drillhole NO-03-07C showing grunerite growing along magnetite crystals.

Drillhole NO-03-08A and NO-03-08B

These drillholes aimed at the vertical extension of mineralization outlined in trench TR-NO-02-043. Values of 12.47 g/t Au over 1.95 meter were obtained in drillhole NO-03-08A. The mineralization occurs within the BIF where the magnetite is totally replaced by amphiboles (grunerite and hornblende) and sulphides (pyrrhotite and arsenopyrite). Intense quartz flooding and veining is also associated with that mineralization (picture 18). That mineralized zone correlates with the values obtained from surface since high values occur close to the contact with the basalt in trench TR-NO-02-043.


As
Grunerite
Qz Vein
Qz Vein
Po
Qz Vein

Picture 18: Drillhole NO-03-08B showing quartz veins in a grunerite-rich banded iron formation that also present evidence of sulphide remobilization. This interval has returned values of 2.94 g/t Au over 0.65 m (sample 209619).

Drillhole NO-03-08B returned 1.25 g/t Au over 4.41 meters from a BIF that contains grunerite, hornblende, pyrrhotite (5-10%), arsenopyrite (5-10%) and quartz flooding (5-10%). However, quartz flooding and veining was not as intense as in drillhole NO-03-08A. Drillhole NO-03-08C only returned 1.87 g/t Au over 0.71 meter from the BIF at the contact with paragneiss. Both drillholes 08B and 08C failed to reproduce gold grade obtained from surface.

Drillholes NO-03-017A and NO-03-017B

These two drillholes were performed under drillhole NO-03-08C and had for objective to extend the mineralization outlined previously in the area. Drillhole NO-03-017A intersected a small band of mineralization in the middle of the BIF interval that returned 1.07 g/t Au over 1.0 meter. The mineralization is characterized by the presence of quartz veins that crosscut bedding, pyrrhotite (5-15%) and arsenopyrite (1-5%) within a silicate-rich BIF Drillhole NO-03-017B failed to intersect gold mineralization. Note that no replacement, veins, flooding or fractures was observed within that portion of the BIF.

Drillhole NO-03-018A and 018B
Both drillholes NO-03-018A and NO-03-018B were drilled under drillhole NO-03-08C. Values of 1.12 g/t Au over 2 meters were obtained from that later drillhole within the BIF near the contact with the basalt. Mineralization was hosted within the amphibole-rich BIF that present pyrrhotite, arsenopyrite and quartz flooding (picture 19). Drillhole NO-03-018B intersected the BIF that shows amphibole replacement of magnetite and sulphides but no quartz flooding or veining was observed. It did not return any significant values.

12.3.3 Bourdon showing area

Drillhole NO-03-11B was drilled to test the eastern extension of the Bourdon showing. It intersected a BIF overprinted by grunerite replacement and pyrrhotite that returned values of 1.99 g/t Au over 0.80 meter (picture 20). The mineralization occurs within the BIF at the contact with a chert. Drillholes NO-03-09A, 09B and 10A that tested the Bourdon showing were realized parallel to the faulted contact between the BIF and the paragneiss (wacke). Drillhole NO-03-020 should have intersected that fault zone oriented at N345°/80° but, unfortunately, no significant gold values were obtained since it never intersected any BIF at all. That suggests a fault displacement. This folded BIF plunges toward the west explaining why NO-03-020 did not intersect mineralization.


As
Qz-Flooding
Gn

Picture 19: Drillhole NO-03-018A showing quartzflooding, grunerite alteration and arsenopyrite. This interval returned 1.63 g/t Au over 1.00 m (#746813).


Po
Gn
Qz-Flooding

Picture 20: Drillhole NO-03-011B showing quartz flooding (vein?), grunerite and pyrrhotite that returned 1.99 g/t Au over 0.80 m (Sample 209701).

12.4 Till Sampling Survey

A systematic program of glacial sediment sampling entirely covering the Noella Property was carried out in 2009 by Services Techniques Geonordic inc. (Rouyn-Noranda) and Inlandsis Consultants (Montréal). Till samples (15 kg) were collected with a 200 m to 300 m spacing, along northwesterly trending transects emplaced at every two kilometer (Figure 10) for a total of 198 samples. At sampling sites, the glacial deposits were exposed from hand dug pits and described using standard descriptive forms. Clasts were removed by hand and the till matrix was inserted in plastic bags with permanent identification numbers. Sample sites were located using hand-held GPS.

Glacial sediment analysis for the Noella Property resulted in a large gold anomaly in the central portion of the property (Figure 11). More specifically, the results include twelve gold signals of low to moderate values (0.1 to 0.728 ppm Au) from analysis of the dense fraction, along with three significant visible gold counts of 10, 14 and 26 grains, many having pristine outline (Table 11). Basic statistics from the geochemical data are presented in Table 12. The central gold anomaly includes seven of the twelve gold signals along with all three elevated gold-grain counts (Figure 10 and Table 11). It also holds anomalous Co, S, Sr and Al directly associated with a signal of 0.258 ppm Au (sample NL09-84) and various combinations of anomalous Ca, W, Sb, Mo and Ga in three till samples (NL09-160, NL09-189 and NL09-190) surrounding the gold signal of 0.285 ppm Au (see Figure 10 and Appendix 8). In addition, typical geochemical pathfinders for gold (Sb, Bi, As, Cu and Mo) are found in anomalous concentrations immediately up-ice of the central gold anomaly, which may indicate proximity to an important hydrothermal system. Previous till sampling (2003 and 2004) partly covered the central anomaly that is described here and returned only low count (< 2 grains) for visible gold. The only exception is sampling site NL09-106 which corresponds to an exploration trench, where previous sampling returned counts of 153 and 2 gold grains in 2003 (Savard *et al.* 2004). In some way, the 10 grains observed there in 2009 confirm the auriferous nature of the till and is coherent with the presence of nearby auriferous boulders. Consequently, it is recommended to pursue gold exploration including closely-spaced till sampling and boulders analysis in order to better define the central gold anomaly and precise its bedrock source area.

Table 11. Best results for analysis of glacial deposits from Noella Property.

Sample	deposit	Vg*	prist	eqv	Au	Al	Ca	Co	Mo	S	Sb	Sr	W
#		ng	ng	ppb	ppm	%	%	ppm	ppm	%	ppm	ppm	ppm
NL09-040	Till	2	0	4	0.126	1.77	5.05	37	2	-0	-5	87	10
NL09-053	Gravel	1	0	5	0.127	1.65	3.15	34	3	-0	-5	100	-10
NL09-084	Till	14	6	22	0.258	2.94	5.78	61	4	0.1	-5	191	30
NL09-085	Till	1	0	7	0.102	2.48	2.67	38	3	0	-5	88	30
NL09-087	Gravely Till	2	0	45	0.728	2.34	3.77	40	2	0	-5	102	10
NL09-088	Till	28	11	47	0.269	2.23	4.41	45	4	0.1	-5	107	10
NL09-104	Till	2	0	1	0.309	1.79	3.32	30	-1	-0	-5	77	30
NL09-106	Till	2	0	2	0.116	2.03	3.67	36	-1	-0	-5	93	30
NL09-135	Till	3	0	4	0.121	2.31	4.83	42	3	0	-5	115	10
NL09-141	Till	1	0	1	0.156	1.49	4.01	45	1	0	-5	58	-10
NL09-153	Till	6	2	5	0.117	2.27	3.83	35	2	-0	7	77	130
NL09-160	Till	10	8	13	0.285	2.38	5.86	38	3	-0	11	102	30

Vg = visible gold
ng = number of individual grains
prist = pristine shaped
eqv = assay equivalent (ppb Au) calculated from the size of observed gold grains
Au and other chemical elements = determined from chemical analysis of the dense fraction of glacial sediment samples.

Table 12. Statistics and anomalous threshold determination.

Element	det.lim.	n	min	avg	max	stdev	thresh
Au (ppm)	0.001	198	0.005	0.028	0.728	0.067	0.229
Al (%)	0.01	198	1.25	2.078	3.6	0.322	3.044
As (ppm)	5	198	5	7.596	30	5.406	23.81
Ba (ppm)	10	198	10	23.54	60	8.762	49.82
Be (ppm)	0.5	198	0.5	0.816	1.3	0.125	1.191
Bi (ppm)	2	198	2	2.172	24	1.674	7.194
Ca (%)	0.01	198	1.39	3.836	6.12	0.812	6.272
Co (ppm)	1	198	24	37.59	61	4.928	52.37
Cr (ppm)	1	198	123	170.9	333	24.57	244.6
Cu (ppm)	1	198	2	9.869	207	14.85	54.42

Fe (%)	0.01	198	14.65	16.85	20.3	0.988	19.81
Ga (ppm)	10	198	10	10.25	20	1.573	14.97
K (%)	0.01	198	0.05	0.094	0.21	0.029	0.182
La (ppm)	10	198	250	490.2	1130	143.2	919.6
Mg (%)	0.01	198	3.98	6.622	7.96	0.67	8.63
Mn (ppm)	5	198	4760	6046	9120	723.9	8218
Mo (ppm)	1	198	1	2.051	7	0.853	4.611
Na (%)	0.01	198	0.11	0.225	0.39	0.044	0.356
Ni (ppm)	1	198	35	50.82	79	6.808	71.25
P (ppm)	10	198	550	1167	2280	287.1	2029
Pb (ppm)	2	198	15	40.81	76	10.64	72.74
S (%)	0.01	198	0.01	0.015	0.12	0.014	0.056
Sb (ppm)	5	198	5	5.182	11	0.841	7.706
Sc (ppm)	1	198	56	74.04	87	4.38	87.18
Sr (ppm)	1	198	50	92.85	323	27.07	174.1
Th (ppm)	20	198	110	242.7	530	75.59	469.5
Ti (%)	0.01	198	2.7	4.207	8.13	0.921	6.97
Tl (ppm)	10	198	10	10.05	20	0.711	12.18
V (ppm)	1	198	155	195.2	305	23.67	266.2
W (ppm)	10	198	10	24.75	360	45.83	162.2
Zn (ppm)	2	198	169	247.1	303	18.18	301.7

det. lim. = detection limit
n = number of entry
max = maximum
avg = average
min = minimum
stdev. = standard deviation
thresh = threshold (avg + 3 stdev), except for Au where 0.1 ppm is used.
Ag, Cd and U remain undetected

12.1 DRILLING

This section is not applicable to this report.

ITEM 13 : SAMPLING METHOD AND APPROACH

Rock Samples

Rock samples collected during the 2009 reconnaissance program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex, Val-d'Or. These included both mineralized and barren rocks, the latter of which were selected for lithological controls. Samples were collected at the bedrock surface by either a hammer or a saw All the collected samples were located with the use of a GPS instrument. Samples from the trench were positioned relative to one other using the GPS position of the trench.

For surface sampling, most of the weathered crust was removed before samples were bagged. All samples were placed in individual bags with their appropriate tag number and the bags were sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

Till Samples

Glacial sediment samples were collected on a 200 to 300-meter spacing along NW oriented traverses spaced 2-4 km apart. Each sample was collected with a shovel and its characteristics described on the appropriate formulary. The till samples were stored into a custom nylon bag, tagged and recorded using a unique number. The samples were shipped to the Overburden Drilling Management Laboratory (NepeanOntario), for the extraction of the dense fraction and the counting of gold grains.

ITEM 14 : SAMPLE PREPARATION, ANALYSIS AND SECURITY

Sample security, storage and shipment

Samples were collected and processed by the personnel contracted by Virginia. They were immediately placed in appropriate sample bags, tagged and recorded with their unique sample number. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie wraps or fibreglass tape. Bags remained sealed until the staff of ALS Chemex Val-d'Or or Overburden Drilling Management opened them.

All samples were initially stored at the campsitewithout being secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Rock samples were then loaded onto a pickup truck for transport to Val-d'Or where Virginia's personnel delivered them to the ALS Chemex sample preparation facility.

Sample preparation and assay procedures

14.1.1 Rock samples

After logging in, samples were crushed in their entirety at the ALS Chemex preparation laboratory to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200- to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process was pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. The Au + SCAN analytical package has been used.

The Au + SCAN package includes Au, Ag, Al, As, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, K, Mg, Mn, Mo, Na, Ni, Pb, S, Sb, Sc, Sr, Ti, V, W and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the GRA21 Procedure.

14.1.2 Till samples

The heavy mineral concentrate was prepared on a shaking table (Wilfley) and completed, if required, by panning when 10 gold grains or more were observed. The gold grains were characterized by their dimensions (length, width, thickness) and classified according to three categories: pristine, modified or reshaped. Overburden Drilling Management calculated a gold tenor (ppb of Visible Gold) based on the volume of the gold grains observed in function of the weight of the heavy mineral concentrate submitted for analysis. Finally, the heavy mineral concentrate was submitted to a magnetic separation using a magnet. The non-magnetic fraction was reconcentrated using dense liquid before being shipped to the ALS Chemex Laboratory in Val-d'Or for gold pyroanalysis and the scan of 33 other elements using ICP-MS.

ITEM 15 : DATA VERIFICATION

Data verification was performed by the staff of Virginia Mines. Due to the relative grassroot nature of the exploration program, rigorous data verification procedures were not deemed necessary. The authors were involved in the collecting, recording, interpretation and presentation of data in this report and the accompanying maps. The data has been reviewed and checked by the authors and is believed to be accurate. ALS Chemex, as part of their standard quality control, ran duplicate check samples and standards. No sample was assayed at other laboratories.

ITEM 16 : ADJACENT PROPERTIES

A few claims owned by Resources Dianor are adjacent to the southern limit of the Noella property.

ITEM 17 : MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 18 : MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 19 : OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 20 : INTERPRETATION AND CONCLUSIONS

After reviewing several trenches and drillholes performed over the banded iron formation of the Noella project, it appeared that significant features such as sulfurization and fluid metasomatism processes were not pervasive enough to affect the entire BIF. In fact, these processes were observed locally, over a few meters spreading along the banded iron formation. All the gold-bearing zones within the BIF are spatially associated with faults and fractures, mostly orthogonal, from which quartz veining, quartz flooding and sulphides and silicate replacement seem to originate. Demagnetization of the BIF to the profit of amphibole (hornblende and grunerite) and introduction of sulphides like pyrrhotite and, more importantly, arsenopyrite was often observed along sheared contact and along crosscutting faults and fractures.

Figure 40 schematizes the interpreted ore shoot (in red) within the BIF based on observations made on the trenches along the Bear banded iron formation (Bear showing area). The schema only illustrates the effect of one fracture within the BIF. As observed at surface, several faults and fractures oriented at N070°/60° crosscut the bedding of the Bear iron formation. Gold mineralization is mostly concentrated along these faults through quartz veining, quartz flooding and sulphides (pyrrhotite and arsenopyrite) running across the BIF. This spatial association was observed everywhere high-gold grade values were obtained on the southern limb of the Bear Iron formation (TR-NO-02-015, TR-NO-02-034 and TR-NO-02-035). These fractures are oriented almost parallel to drillhole orientation in the area (NO-03-01A to NO-03-03B). Considering the dip of these fractures, it partially explains why drillholes performed under trenches carrying high-grade gold values failed to intersect the mineralization. That explanation also implies that there is not enough faults and fractures that cross the BIF to allow large-scale pervasion of the mineralized fluids across the BIF which remains a meter-scale feature. These two implications are supported by surface observations in trenches. Drillhole A would not intersect the ore shoot while drillhole B would intersect a mineralized halo in figure 40. That is exactly what happened when drillholes NO-03-02A and 02B where performed to the south of trench TR-NO-02-034. Drillhole NO-03-02A only intersected a narrow mineralized zone (1.34 g/t Au over 1 meter) while drillhole NO-03-02B performed underneath intersected more mineralization (4.37 g/t Au over 1.7 meters) within the BIF. In that case, it demonstrated the difficulty of intersecting a significant ore shoot. Surface trenching did not outline larger ore shoot so far and it is reflected by drilling. Consequently, a tighter drilling mesh would be necessary to test this type of interpreted narrow ore shoot.

Figure 40 did not take into consideration macro-folding inside the BIF itself for the purpose of illustrating the ore shoot into space. The reality is surely more complex since other phases of folding were observed in trenches. Also, like it was observed in trench TR-NO-02-015, faulting has caused displacement and the BIF should not be considered continuous as illustrated.

Also, the shallowly-dipping syncline affecting the banded iron formation restrains the vertical extension limiting potential at depth. Figure 41 illustrates the interpreted attitude of the ore shoot without considering the dipping of the BIF. Other sets of faults and fractures, such as sub-horizontal fractures observed in trench TR-NO-02-015, could have the same effect but with a different consequence over the ore shoots.


Bear Surface Showing
N320-340
Drilling Section
Ore Shoot
Drillhole A
Drillhole B
Orthogonal fractures oriented N070/60 as observed on trench within Bear BIF.

Figure 40: Schematic effects of crosscutting faults over mineralization within Bear Iron Formation.


Orientation of bedding or main schistosity
Dip of bedding or main schistosity
Dip of Fault (±70°)
Mineralization spreading along
BIF bedding or main schistosity

Figure 41: Schematic halo of mineralization spreading along BIF trough faults.

Reviewing the trenches and drilling over the Dead Mouse Extension area only adds to the fact that BIF overprinted by grunerite and hornblende replacement, by quartz-veining and quartz flooding and associated with arsenopyrite and pyrrhotite control the gold values. No significant crosscutting faults were noticed in the area. However, it seems that the sheared contact of the BIF with the basalt promoted grunerite replacement of the magnetite and sulphidemineralization. In that case, drilling the contact demonstrated that high-grade gold mineralization is not consistent over a section. Folding or lineation within BIF could control ore shoots.

In the Bourdon area, trench TR-NO-03-018 exposed a sub-horizontal fold that was drilled in three directions: north, south and west. The only economic results obtained from that trench relies on a faulted contact oriented roughly N-S that truncates the BIF. Drilling did not reproduce values obtained at surface for different reasons. Fault displacement could represent one of them. Generating large volume within sub-horizontal meter-scale BIF crosscut by vertical faults becomes very difficult on a geometrical point of view. It would require at least a vertical extension of the BIF and a huge amount of parallel faults crosscutting the BIF to generate enough fluid circulation that would carry gold across it.

The Maika showing exposed new gold mineralized zones that however remained sub-economic. The showing is located 300 meters north of the Dead Mouse showing and is believed to be its folded extension. It seems to belong to the Dead Mouse BIF as suggested by the magnetic survey (see figure 12) and would extend toward trench TR-NO-02-013.Lateral extension consequently remains limited.

ITEM 21 : RECOMMENDATIONS

So far, the showings outlined on the Bear Iron Formation and elsewhere on the project are not sufficient to warrant additional work and a new approach is required to advance the project. Testing areas where BIF is demagnetized on the magnetic map and where soil samples indicated arsenic anomalies could be an interesting option. However, some demagnetized areas were already drill-tested (NO-03-019A) and did not revealed gold mineralization.

A program that would focus on identification of areas that could be affected by intensive fracturation and faulting crosscutting BIF has to be prioritized. It would require a high-definition magnetic survey covering the entire iron formation on the property using a 50 m line spacing. Soil sampling survey focusing on arsenic anomalies that would be realized after the magnetic survey is also an option. It would help to identify mineralization associated with gold. Both surveys combined together could lead to the emergence of additional not-yet-defined targets due to poor outcropping areas.

There are also a few boulders from which the source remains unknown on the project that could require some attention.

ITEM 22 : REFERENCES

Beesley, T.J., 1992, Report on Winter 1992 diamond drilling program, Eastmain Project, Harbourg Lake, SOQUEM Option, Northern Quebec. Kingswood exploration 1985 Ltd.

Berger, J., 1999, Rapport final sur la détection des chapeaux de fer à l'aide d'une image Landsat TM pour les feuillets 23E ouest et 33H est, projet Minto; GM 58324; 8 p.

Cannuli, M., 1975, Rapport des levés géochimiques d'eau et de sédiments de lac, territoire de la Baie James, Bloc "B", GM 34036, 38 p.

Chapdelaine, M., 1999, Projet Caniapiscau, Rapport des travaux de reconnaissance automne 1998. Internal Report, Mines d'Or Virginia, 13 pages.

Chapdelaine, M., 2002, Noella Project, Report on Summer 2002 Trenching and detailed Mapping program. Mines d'Or Virginia, 24 pages.

Choinière, J. and Leduc, M., 1996, Analyse pour l'arsenic, l'or, l'antimoine et le tungstène (SNRC 23E). Ministère des Ressources naturelles, Québec, MB 96-29.

David, J., et Parent, M., 1997, Géochronologie U-Pb du Projet Moyen-Nord. Ministère des Ressources Naturelles, Québec; rapport interne.

Desbiens, H., 1995, Rapport de la prospection et de la cartographie géologique de la propriété Lac Trieste, Baie-James, Québec (33H/ 07-08). Ministère des Ressources naturelles, Québec, GM 53578, 25 pages.

Duffel, S. and Roach, R.A., 1959, Mount Wright, Québec-Newfoundland. Geological Survey of Canada, Map 6-1959.

Eade, K.E., 1966, Fort George River and Kaniapiskau River (west half) Map-Areas, New Quebec. Geological Survey of Canada, Memoir 354, 23 pages.

Francoeur, G. and Chapdelaine, M., 1995, Technical Report and Recommendations, Eastmain River Project (40349). SOQUEM, 17 pages.

Fulton, R.J., 1995, Surficial materials of Canada ; Geological Survey of Canada, Map 1880A, scale 1 :5 000 000. Formations en surface du Canada;

Gauthier, M., 1996, Géologie de la région du Lac Sauvolles (SNRC 33H et 23E ouest); MB 96-27; carte 1:250 000.

Gauthier, M., Larocque, M., et Chartrand, F., 1997, Cadre géologique, style et répartition des minéralisations métalliques de la Grande Rivière, territoire de la Baie James; MB 97-30; 69 p.

Grenier, L., Savard, M., Archer, P., 2008, Technical Report and Recommendations, Reconnaissance Program, Trieste Project, 44 p.

Hocq, M., 1985, Géologie de la région des lacs Campan et Cadieu, Territoire-du-Nouveau-Québec. Ministère de l'Énergie et des Ressources, Québec, ET 83-05, 178 pages.

Lamothe, D., Leclair, A.D. and Choinière, J., 1998, Géologie de la région du lac Vallard (23C). Ministère des Ressources naturelles, Québec, RG 98-13, 31 pages.

Leclair, A.d., Lamothe, D., Choinière, J. and Parent, M., 1998, Géologie de la région du lac Bermen (23F et 23G). Ministère des Ressources naturelles, Québec, RG 97-11

Ross, M., 1998, Géochimie du till et comptage de grain d'or sur la propriété Escale, été 1998, Ressources Sirios inc.; GM 56127; 37 p.

Lamothe, D., Thériault, R., Leclair, A., 2000, Géologie de la région du lac Nitchequon (SNRC 23E), Ministère des Ressources naturelles, Québec, RG 99-14, 46 pages.

McClenaghan, M.B. and Kjarsgaard, B.A., 2007, Indicator Mineral and surficial geochemical exploration methods for Kimberlite in Glaciated Terrain, Examples from Canada; in Goodfellow, W.D., (ed) Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods: Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, p. 983-1006.

Prest, V.K., Grant, D.R. and Rampton, V.N., 1967, Glacial Map of Canada; Geological Survey of Canada, Map 1253A, scale 1 :5 000 000.

Savard, M., 2000, Rapport technique sur le projet Reccey 55 Nord, Automne 2000, Mines d'Or Virginia, inc., 9 p.

Savard, M., Archer, P. and Tremblay, M., 2004, Technical report on the Noella Property, Fall 2003, trenching program; Virginia Gold Mines inc, assessment report GM 60976, 211 p. 13 maps.

SDBJ, 1978, Cartes géochimiques des sédiments de lacs de la région de la Baies-James. Ministère des Ressources naturelles, Québec, GM-34039.

Sharma, K.N.M., 1978, Région de la Grande Rivière, Nouveau-Québec (projet 1977); Ministère des Richesses naturelles, Québec; DPV 558, 32 p.

Tshimbalanga, S., 2008, Levés de polarisation provoquée, d'électromagnétisme EMH et de magnétométrie, propriété Trieste, région de la Baie-James, Québec, 19 pages.

Villeneuve, P.-A., 1999, Rapport des travaux du projet Caniapiscau, 1999, Mines d'Or Virginia, 22 p.

Villeneuve, P.-A., 2000, Rapport des travaux 2000, projet Caniapiscau. Internal Report, Mines d'Or Virginia, 27 pages.

ITEM 23 : DATE AND SIGNATURES PAGE

CERTIFICATE OF QUALIFICATIONS

I, *Mathieu Savard*, hereby certify that:

- I am presently employed as a Senior Geologist with Virginia Mines Inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2000 from the Université du Québec à Montréal.
- I have been working in mineral exploration since 1997.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 510.
- I am a qualified person with respect to the Noella Project in accordance with section 5.1 of the national instrument 43-101.
- I supervised the Noella project in 2009.
- I am responsible for writing the present technical report, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Virginia Mines Inc.
- I have been involved in the Noella project since 2000.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 31 day of March 2011.

Mathieu Savard, B.Sc., P. Geo.


GÉOLOGUE / GEOLOGIST
MATHIEU
SAVARD
#510
QUÉBEC

CERTIFICATE OF QUALIFICATIONS

I, *Jérôme Lavoie*, at resident at 1304 Richard-Turner, Québec, Qc, G1W 3N2, do hereby certify that:

- I am presently employed as a Project Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Engineering Geology in 2000 from the Université du Québec à Chicoutimi and a M. Sc. in Economic Geology in 2008 from Université du Québec à Chicoutimi.
- I have been working as a geologist in mineral exploration since 2004.
- I am a professional geologist presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 127 127.
- I am a qualified person with respect to the Noella Project in accordance with section 5.1 of the national instrument 43-101.
- I worked in the region during, summer 2009. I participated in the writing the present technical report in collaboration with the first other author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Noella project since 2009.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 31st day of March 2011.

Jérôme Lavoie, M. Sc., Eng.


INGÉNIEUR - ENGINEER
Jérôme Lavoie
127127
QUÉBEC

ITEM 24 : FIGURES AND MAPS


N
W
E
S
Atlantic Ocean
Hudson Bay
QUÉBEC
Noella Project
Labrador
St-Laurent Gulf
Virginia Mines
FIGURE 1
NOELLA PROJECT
LOCATION
Date:9/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:8000000
Projection: Regional Lambert Conformal Conic (Quebec NAD 27)
0
75
150
300
kilometres



N
W
E
S
220000 mE
280000 mE
Laforge-1 Power House
LG-4 Reservoir
LG-4 Airport
Mirage Airport
5960000 mN
5960000 mN
Noella Project Contour
Virginia Mines
FIGURE 2
NOELLA PROJECT
LOGISTIC MAP
Author:
Office: Quebec City
Drawing:
Projection: UTM Zone 19 (NAD 83)
Kilometres
220000 mE
280000 mE



Virginia Mines
FIGURE 3
CLAIM NUMBERS
NOELLA PROJECT
0
0.5
1
2
Kilometres
5952500 mN
5945000 mN
302500 mE
310000 mE
N
S
E
W


Virginia Mines
Figure 4
Outcrop Location
DeadMouse Grid
Noella Project
2009
Date:25/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:5000
Projection: UTM Zone 19 (NAD 83)
0 75 150 300
metres
Legend
Outcrop
Boulder
N
S
E
W
303500 mE
5945000 mN
305000 mE


Virginia Mines
Figure 5
Sample Location
DeadMouse Grid
Noella Project
2009
Legend
Sample
metres
5945000 mN
303500 mE



Legend
Outcrop
Boulder
N
W
E
S
L 1500 N
Virginia Mines
Date:25/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:10000
Projection: UTM Zone 19 (NAD 83)
0
125
250
500
metres

Figure 6
Outcrop Location
Sous-Marin Grid
Noella Project



Legend
Sample
Virginia Mines
Figure 7
Sample Location
Sous-Marin Grid
Noella Project
Date: 25/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:10000
Projection: UTM Zone 19 (NAD 83)
0 125 250 500
metres



Legend
Outcrop
Boulder
Sous-Marin Grid
DeadMouse Grid
Virginia Mines
Figure 8
Outcrop Location
Noella Project
Projection: UTM Zone 19 (NAD 83)
kilometres


Legend
Sample
N
W
E
S
Sous-Marin Grid
DeadMouse Grid
Virginia Mines
Figure 9
Sample Location
Noella Project
Date:25/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:30000
Projection: UTM Zone 19 (NAD 83)
0
0.5
1
2
kilometres


Virginia Mines
Figure 10
Till Sample Location
Noella Project
Date:25/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:30000
Projection: UTM Zone 19 (NAD 83)
0
0.5
1
2
kilometres
Legend
Till Sample
N
W
E
S


Virginia Mines
N
W
E
S
Figure 11
Till Results
Interpretation
Noella Project
Date:25/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:30000
Projection: UTM Zone 19 (NAD 83)
0
0.5
1
2
kilometres
Visible gold
> 10 grains
Au > 0.1 ppm
in dense fraction
of glacial deposits
Anomaly
(avg + 3 stdev)
for the indicated
element (s)
sample site
with Au (ppm)
of the dense fraction


MINES VIRGINIA INC
FIGURE 11
TILL SURVEY
RESULTS MAP
NOELLA PROJECT
Date:26/2/2011
Author:
Office:
Drawing:
Scale: 1:35000
Projection: UTM Zone 19 (NAD 83)
0 0,5 1 2
kilometres
Visible gold
> 10 grains
Au > 0.1 ppm
in dense fraction
of glacial deposits
Anomaly
(avg + 3 stdev)
for the indicated
element (s)
Au (ppm) from
Till HMC
0.05
Gold grain count
from till
5


N
W
E
S
5 945 500 mN
5 945 000 mN
5 944 500 mN
5 944 000 mN
303 000 mE
303 500 mE
304 500 mE
Bourdon Showing
Dead Mouse Extension Showing
Maïka Showing
Dead Mouse Showing
Bear Showing
BIF-2 (Dead Mouse Iron Formation)
BIF-1 (Bear Iron Formation)
MINES VIRGINIA INC
FIGURE 12
Showing Locatio
Noella Project
0
100
200
400
metres


Bourdon Showing
Dead Mouse Extension Showing
Maïka Showing
Dead Mouse Showing
Bear Showing
BIF-2 (Dead Mouse Iron Formation)
BIF-1 (Bear Iron Formation)
5 945 500 mN
5 945 000 mN
5 944 500 mN
5 944 000 mN
303 000 mE
303 500 mE
LEGEND
Orthogneiss (Basalt)
Banded Iron Formation (Oxyde, Silicate and Sulphide)
Pegmatite
Foliated Tonalite
Wacke - Arenite (Paragneiss)
Ultramafic volcanics
Komatiitic Basalt
Ultramafic Lamprophyre
Diabase Dyke
MINES VIRGINIA INC
FIGURE 13
Showing & Geology
Noella Project
0 100 200 400
metres


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 14
TR-NO-02-015
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
2,5
5
metres



LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
303 327 mE
303 329,5 mE
303 332 mE
303 334,5 mE
303 337 mE
303 339,5 mE
5 944 677,5 mN
5 944 675 mN
5 944 672,5 mN
5 944 670 mN
5 944 667,5 mN
5 944 665 mN
5 944 662,5 mN
5 944 660 mN
5 944 657,5 mN
5 944 655 mN
N
S
E
W
0,024
0,057
0,554
1,977
0,017
0,031
0,495
0,229
0,193
0,014
1,856
0,132
0,586
0,055
0,177
0,006
0,04
0,0025
MINES VIRGINIA INC
FIGURE 15
TR-NO-02-016
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 16
TR-NO-03-018
NOELLA PROJECT
Projection: UTM Zone 19 (NAD 83)
5 945 675 mN
5 945 670 mN
304 160 mE
304 165 mE
304 170 mE
304 175 mE
304 180 mE



LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
5 944 569,5 mN
5 944 567 mN
5 944 564,5 mN
5 944 562 mN
5 944 559,5 mN
5 944 557 mN
5 944 554,5 mN
5 944 552 mN
5 944 549,5 mN
5 944 547 mN
303 464,5 mE
303 467 mE
303 469,5 mE
303 472 mE
303 474,5 mE
303 477 mE
N
W
E
S
0,006
0,01
0,009
0,035
0,922
135151
0,263
0,042
135152
0,445
0,471
0,322
0,431
0,342
0,096
0,012
MINES VIRGINIA INC
FIGURE 17
TR-NO-02-020
NOELLA PROJECT
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
303 582,5 mE
303 585 mE
303 587,5 mE
303 590 mE
303 592,5 mE
5 944 495 mN
5 944 492,5 mN
5 944 490 mN
5 944 487,5 mN
5 944 485 mN
5 944 482,5 mN
5 944 480 mN
5 944 477,5 mN
5 944 475 mN
5 944 472,5 mN
0,659
135154
8,36
135153
MINES VIRGINIA INC
FIGURE 18
TR-NO-02-022
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)
metres


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
303 710 mE
303 715 mE
303 720 mE
303 725 mE
303 730 mE
303 735 mE
N
W
E
S
5 944 755 mN
5 944 750 mN
5 944 745 mN
0,991
0,35
0,428
0,417
0,087
0,132
0,904
0,847
0,097
0,763
0,463
1,804
0,0465
0,364
0,035
0,483
0,532
0,063
0,041
MINES VIRGINIA INC
FIGURE 19
TR-NO-02-027
NOELLA PROJECT
Author:
Office:
Drawing:
Scale: 1:150
Projection: UTM Zone 19 (NAD 83)


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
303 735 mE
303 740 mE
303 745 mE
303 750 mE
N
W
E
S
5 944 740 mN
5 944 735 mN
0,094
0,636
0,119
0,138
0,274
0,429
0,545
3,326
0,276
0,066
0,448
0,142
0,055
0,184
0,295
0,084
2,482
0,431
0,093
0,127
MINES VIRGINIA INC
FIGURE 20
TR-NO-02-028
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)
0
1
2
4
metres

5 944 820 mN
5 944 810 mN
5 944 800 mN
5 944 790 mN
303 660 mE
303 670 mE
303 680 mE
303 690 mE
303 700 mE

N
W E
S

193634 0,186
193633 0,06
193632 0,045
193631 0,214
193619 1,095
193620 1,02
193621 0,079
193622 0,387
193623 0,159
193624 0,197
193625 0,235
193626 0,14
193627 0,139
193628 0,134
193629 0,089
193630 0,02

0,424
0,284
0,858
0,524
0,752
0,2
0,064
0,176
0,192
0,13
0,22
0,242
0,544
0,022

193635 4,35
193636 0,901
193637 0,108
193638 1,095

0,087
0,096
0,355
3,204
1,431
1,45
0,33
0,055

193606 0,48
193607 0,168
193608 0,078
193609 0,63
193610 0,601
193611 0,158
193612 0,063
193613 0,027
193614 0,033
193615 0,009
193616 0,014
193617 0,047
193618 0,046

LEGEND

Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values

MINES VIRGINIA INC

FIGURE 21
TR-NO-02-029
NOELLA PROJECT

Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:200
Projection: UTM Zone 19 (NAD 83)

0 2 4 8


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
303 690 mE
303 695 mE
303 700 mE
303 705 mE
303 710 mE
303 715 mE
5 944 770 mN
5 944 765 mN
N
W
E
S
193752 0,159
0,035
0,042
0,058
0,242
0,085
0,032
0,158
1,774
193751 2,65
MINES VIRGINIA INC
FIGURE 22
TR-NO-02-030
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:150
Projection: UTM Zone 19 (NAD 83)



LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
303 610 mE
303 615 mE
303 620 mE
303 625 mE
303 630 mE
303 635 mE
5 944 825 mN
5 944 820 mN
5 944 815 mN
N
W
E
S
0,023
0,012
0,0025
0,0025
0,01
0,006
0,007
0,012
0,0025
0,052
0,0025
0,0025
0,0025
0,008
0,029
0,034
0,0025
0,028
MINES VIRGINIA INC
FIGURE 23
TR-NO-02-031
NOELLA PROJECT
Date: 25/2/2011
Author:
Office:
Drawing:
Scale: 1:150
Projection: UTM Zone 19 (NAD 83)



303 255 mE
303 260 mE
303 265 mE
303 270 mE
303 275 mE
5 944,770 mN
5 944,765 mN
5 944,760 mN
5 944,755 mN
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 24
TR-NO-02-033
NOELLA PROJECT
Projection: UTM Zone 19 (NAD 83)



303 246 mE
303 248 mE
303 250 mE
303 252 mE
303 254 mE
303 256 mE
5 944 786 mN
5 944 784 mN
5 944 782 mN
5 944 780 mN
N
S
E
W
NOE-09-R-008
NOE-09-R-007
193645
193646
193647
193648
193641
193642
193643
193644
0,524
0,946
1
0,195
12,85
6,29
5,51
2,11
0,122
12,801
0,736
2,941
4,983
0,944
1,49
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 25
TR-NO-02-034
NOELLA PROJECT
Author:
Office:
Drawing:


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
5 944 805 mN
5 944 800 mN
5 944 795 mN
5 944 790 mN
303 230 mE
303 235 mE
303 240 mE
303 245 mE
N
S
E
W
1,968
2,527
2,182
2,176
2,578
0,752
0,763
5,466
3,293
0,672
MINES VIRGINIA INC
FIGURE 26
TR-NO-02-035
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)
metres


N
S
W
E
303 220 mE
303 225 mE
303 230 mE
303 235 mE
5 944 860 mN
5 944 855 mN
5 944 850 mN
5 944 845 mN
5 944 840 mN
5 944 835 mN
5 944 830 mN
5 944 825 mN
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
193753
1.17
0.095
0.774
1.62
2.227
1.082
0.013
0,047
0,402
0,429
NOE-09-R-010
193756
193757
193758
193759
193760
193761
193762
193763
193764
0.014
0.011
1.02
0.451
0.056
1.535
1.14
0.782
0.062
MINES VIRGINIA INC
FIGURE 27
TR-N0-02-037
NOELLA PROJECT



N
W
E
S
303 240 mE
303 242,5 mE
303 245 mE
303 247,5 mE
303 250 mE
5 944 960 mN
5 944 957,5 mN
5 944 955 mN
5 944 952,5 mN
5 944 950 mN
5 944 947,5 mN
5 944 945 mN
5 944 942,5 mN
5 944 940 mN
5 944 937,5 mN
0.016
1.016
1.449
1.605
0.446
0.905
0.165
0.126
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 28
TR-NO-02-039
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)


303 265 mE
303 270 mE
303 275 mE
303 280 mE
N
W
E
S
5 944 985 mN
5 944 980 mN
5 944 975 mN
5 944 970 mN
0,016
1,745
1,088
2,538
0,558
0,66
1,525
1,31
0,284
0,48
0,307
1,399
3,846
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 29
TR-NO-02-040
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)



303 300 mE
303 305 mE
303 310 mE
303 315 mE
303 320 mE
303 325 mE
303 330 mE
5 945 075 mN
5 945 070 mN
5 945 065 mN
5 945 060 mN
5 945 055 mN
5 945 050 mN
N
S
E
W
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 30
TR-NO-02-042
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:160
Projection: UTM Zone 19 (NAD 83)



303 340 mE
303 345 mE
303 350 mE
303 355 mE
5 945 080 mN
5 945 075 mN
5 945 070 mN
N
S
E
W
0.705
27.189
2.918
3.432
11.179
3.724
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 31
TR-NO-02-043
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)
0
1
2
4
metres



N
W
E
S
303 786 mE
303 788 mE
303 790 mE
303 792 mE
303 794 mE
303 796 mE
5 945 128 mN
5 945 126 mN
5 945 124 mN
5 945 122 mN
193773 1,615
193845 1,215
193778 1,275
193779 1,19
193780 0,858
193781 0,529
193782 1,03
193783 0,535
193784 1,28
NOE-09-R-012
193774 0,949
193775 0,354
193776 0,218
193777 1,82
NOE-09-R-011
193785 1,395
0,822
193786
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 32
MAIKA SHOWING
NOE-TR-09-01
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:50
0
0,5
1
2


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
303 765 mE
303 770 mE
303 775 mE
303 780 mE
N
W
E
S
193790 1,45
193796 0,271
193791 2,54
193792 0,424
193908 1,505
193787 1,525
193788 0,148
193789 6,08
193793 0,012
193909 0,012
193794 0,027
193795 0,008
NOE-090R-013
NOE-09-R-014
5 945 110 mN
5 945 105 mN
MINES VIRGINIA INC
FIGURE 33
MAIKA SHOWING
NOE-TR-09-02
NOELLA PROJECT
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)

303 704 mE
303 706 mE
303 708 mE
303 710 mE
303 712 mE
303 714 mE
303 716 mE
5 945 084 mN
N
S
E
W
135103 0,073
135102 0,06
135101 0,062
193800 0,099
193799 0,053
193798 0,008
193797 0,0025
NOE-09-R-015
135104 0,187
135107 0,059
135106 0,341
135105 0,146
NOE-09-R-016
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 34
MAIKA SHOWING
NOE-TR-09-03 & 04
NOELLA PROJECT
Author:
Office:
Drawing:
Scale: 1:50



N
W
E
S
303 280 mE
303 285 mE
303 290 mE
303 295 mE
5 944,735 mN
5 944,730 mN
5 944,725 mN
5 944,720 mN
NOE-09-R-009
193640 4,47
193639 0,134
0,21
6,625
8,867
9,867
5,441
0,575
1,289
0,414
2,05
10,937
2,742
6,704
9,35
1,846
0,558
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 35
TR-NO-02-32
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)


N
S
W
E
303 920 mE
303 925 mE
303 930 mE
303 935 mE
303 940 mE
5 944 360 mN
5 944 355 mN
5 944 350 mN
5 944 345 mN
5 944 340 mN
5 944 335 mN
5 944 330 mN
5 944 325 mN
0,051
0,789
0,056
0,023
0,259
0,508
0,833
1,737
0,233
0,085
0,776
0,831
1,044
0,051
0,287
0,769
0,246
0,165
0,022
0,054
0,075
3,351
1,184
0,087
0,169
0,032
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 36
TR-NO-02-023
NOELLA PROJECT
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)


N
W
E
S
5 945,500 mN.
5 945,000 mN.
5 944,500 mN.
NO-03-15A
NO-03-10A
NO-05-20
NO-03-08A
NO-03-09B
TR-NO-03-018
NO-03-14A
NO-03-13A
NO-03-13B
NO-03-12A
NO-03-19A
NO-03-18A
NO-03-18B
NO-03-17A
NO-03-17B
NO-05-25
NO-03-01A
NO-03-01B
NO-03-02A
NO-03-02B
NO-03-02C
NO-03-03A
NO-03-03B
NO-03-04A
NO-03-04B
TR-NO-02-040
TR-NO-02-039
TR-NO-02-037
TR-NO-02-036
TR-NO-02-028
LEGEND
Orthogneiss (Basalt)
Banded Iron Formation
(Oxyde, Silicate and Sulphide)
Pegmatite
Foliated Tonalite
Wacke - Arenite (Paragneiss)
Ultramafic volcanics
Komatiitic Basalt
Ultramafic Lamprophyre
Diabase Dyke
Drillhole Collar
Trench Location
MINES VIRGINIA INC
FIGURE 37
DRILLHOLE & TRENCH
LOCATION MAP
NOELLA PROJECT
Date:28/2/2011
Author:
Office:
Drawing:
Scale: 1:5000
Projection: UTM Zone 19 (NAD 83)
0
75
150
300
metres


Komatiitic basalt
Mafic tuff
Komatiitic basalt
Unit 6
Graphite/pyrrhotite - silicate facies BIF / exhalite
Komatiitic basalt
Amphibolite
Komatiitic basalt
Unit 4
Unit 6
Graphite/pyrrhotite - silicate facies BIF / exhalite
Komatiitic basalt
Dead Mouse BIF
Unit 5
Oxyde - silicate facies BIF
Komatiite
Unit 3
"Hanging wall" basalt
Bear BIF
Unit 2
Oxyde facies BIF
Unit 1
"Footwall" metasediment
Pegmatite
Komatiite / basalt

FIGURE 38: STRATIGRAPHIC SEQUENCE



Visible gold
> 10 grains
Au > 0.1 ppm
in dense fraction
of glacial deposits
Anomaly
(avg + 3 stdev)
for the indicated
element (s)
Au (ppm) from
Till HMC
Gold grain count
from till
N
W
E
S
5 947 500 mN
5 945 000 mN
5 942 500 mN
Malka showing
Grab 1.99 g/t Au
Boulder 6.11 g/t Au
Boulder 7.18 g/t Au
Boulder 2.48 g/t Au
Boulder 5.11 g/t Au
Boulder 4.67 g/t Au
Boulder 1.88 g/t Au
Boulder 1.35 g/t Au
MINES VIRGINIA INC
FIGURE 39
2009 RESULTS
COMPILATION MAP
NOELLA PROJECT
Date:26/2/2011
Author:
Office:
Drawing:
Scale: 1:35000
Projection: UTM Zone 19 (NAD 83)
0
0.5
1
2
kilometres

Claim list, outcrop description, channel results, sample results, assay certificates, gold grain count report, and other may be obtained upon request to:

VIRGINIA MINES INC.
116 St. Pierre Street, Suite 200
Quebec (Qc) G1K 4A7
Canada

Tel: (800) 476-1853
(418) 694-9832
Fax: (418) 694-9120
Email: mines@virginia.qc.ca

CONFORMED COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the quarter ended March 31, 2011.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

TO MARCH 31 OF 2011 AND 2010 **CONSOLIDATED**

(Thousand Pesos) **Final Printing**

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**1,403,805,516**	**100**	**1,325,266,667**	**100**
s02	**CURRENT ASSETS**	**325,488,088**	**23**	**328,007,374**	**25**
s03	CASH AND AVAILABLE INVESTMENTS	126,721,260	9	130,580,125	10
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	102,288,236	7	90,093,725	7
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	47,180,536	3	47,568,155	4
s06	INVENTORIES	34,542,278	2	37,860,895	3
s07	OTHER CURRENT ASSETS	14,755,778	1	21,904,474	2
s08	**LONG-TERM**	**10,895,033**	**1**	**9,128,972**	**1**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	10,895,033	1	9,128,972	1
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,059,932,660**	**76**	**981,497,447**	**74**
s13	LAND AND BUILDINGS	895,721,652	64	804,718,436	61
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	996,309,048	71	953,166,422	72
s15	OTHER EQUIPMENT	60,449,216	4	58,922,025	4
s16	ACCUMULATED DEPRECIATION	1,015,925,886	72	947,015,878	71
s17	CONSTRUCTION IN PROGRESS	123,378,630	9	111,706,442	8
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**7,489,735**	**1**	**6,632,874**	**1**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**1,514,908,953**	**100**	**1,392,179,671**	**100**
s21	**CURRENT LIABILITIES**	**218,796,239**	**14**	**214,874,432**	**15**
s22	SUPPLIERS	47,794,916	3	50,983,431	4
s23	BANK LOANS	70,211,877	5	43,617,413	3
s24	STOCK MARKET LOANS	26,284,917	2	51,828,032	4
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	60,478,161	4	37,789,222	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	14,026,368	1	30,656,334	2
s27	**LONG-TERM LIABILITIES**	**555,642,721**	**37**	**528,678,836**	**38**
s28	BANK LOANS	177,410,340	12	180,272,687	13
s29	STOCK MARKET LOANS	378,232,381	25	348,406,149	25
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**2,178,378**	**0**	**2,895,387**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**738,291,615**	**49**	**645,731,016**	**46**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**-111,103,437**	**100**	**-66,913,004**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**0**	**0**	**0**	**0**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**-111,103,437**	**100**	**-66,913,004**	**100**
s36	**CONTRIBUTED CAPITAL**	**280,798,323**	**-253**	**278,416,804**	**-416**
s79	CAPITAL STOCK	280,798,323	-253	278,416,804	-416
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-391,901,760**	**353**	**-345,329,808**	**516**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-394,759,356	355	-350,130,656	523
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	2,857,596	-3	4,800,848	-7
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**126,721,260**	**100**	**130,580,125**	**100**
s46	CASH	89,982,229	71	94,697,933	73
s47	AVAILABLE INVESTMENTS	36,739,031	29	35,882,192	27
s07	**OTHER CURRENT ASSETS**	**14,755,778**	**100**	**21,904,474**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	14,755,778	100	21,904,474	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**7,489,735**	**100**	**6,632,874**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	7,489,735	100	6,632,874	100
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**218,796,239**	**100**	**214,874,432**	**100**
s52	FOREIGN CURRENCY LIABILITIES	84,676,999	39	75,767,529	35
s53	MEXICAN PESOS LIABILITIES	134,119,240	61	139,106,903	65
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**14,026,368**	**100**	**30,656,334**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	14,026,368	100	30,656,334	100
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**555,642,721**	**100**	**528,678,836**	**100**
s59	FOREIGN CURRENCY LIABILITIES	453,590,328	82	421,325,979	80
s60	MEXICAN PESOS LIABILITIES	102,052,393	18	107,352,857	20
s31	**DEFERRED LIABILITIES**	**2,178,378**	**100**	**2,895,387**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	2,178,378	100	2,895,387	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**738,291,615**	**100**	**645,731,016**	**100**
s66	DEFERRED TAXES	6,777,788	1	6,789,580	1
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	677,108,872	92	592,504,784	92
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	54,404,955	7	46,436,652	7
s79	**CAPITAL STOCK**	**280,798,323**	**100**	**278,416,804**	**100**
s37	CAPITAL STOCK (NOMINAL)	280,798,323	100	278,416,804	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-394,759,356**	**100**	**-350,130,656**	**100**
s93	LEGAL RESERVE	987,535	0	917,757	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	-399,954,405	101	-352,491,797	101
s45	NET INCOME FOR THE YEAR	4,207,514	-1	1,443,384	0
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**2,857,596**	**100**	**4,800,848**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	3,352,834	117	4,818,401	100
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-495,238	-17	-17,553	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2011**

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	106,691,849	113,132,942
s73	PENSIONS AND SENIORITY PREMIUMS	8,768,815	9,811,459
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	147,408	146,990
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2011**

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2011 AND 2010

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**352,700,117**	**100**	**307,875,182**	**100**
r02	COST OF SALES	165,839,116	47	144,629,859	47
r03	**GROSS PROFIT**	**186,861,001**	**53**	**163,245,323**	**53**
r04	GENERAL EXPENSES	23,380,190	7	25,686,675	8
r05	**INCOME (LOSS) FROM OPERATION**	**163,480,811**	**46**	**137,558,648**	**45**
r08	OTHER INCOME AND (EXPENSE), NET	29,688,967	8	22,094,136	7
r06	COMPREHENSIVE FINANCING RESULT	8,724,674	2	14,232,478	5
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	269,069	0	-402,878	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**202,163,521**	**57**	**173,482,384**	**56**
r10	INCOME TAXES	197,956,007	56	172,039,000	56
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**4,207,514**	**1**	**1,443,384**	**0**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**4,207,514**	**1**	**1,443,384**	**0**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**4,207,514**	**1**	**1,443,384**	**0**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**352,700,117**	**100**	**307,875,182**	**100**
r21	DOMESTIC	179,315,493	51	165,785,632	54
r22	FOREIGN	173,384,624	49	142,089,550	46
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**29,688,967**	**100**	**22,094,136**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	29,688,967	100	22,094,136	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**8,724,674**	**100**	**14,232,478**	**100**
r24	INTEREST EXPENSE	11,909,202	137	22,132,410	156
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	10,317,302	118	8,831,885	62
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	10,316,574	118	27,533,003	193
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**197,956,007**	**100**	**172,039,000**	**100**
r32	INCOME TAX	197,956,007	100	172,039,000	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	352,700,117	307,875,182
r37	TAX RESULT FOR THE YEAR	4,207,514	1,443,384
r38	NET SALES (**)	1,326,889,245	1,171,404,738
r39	OPERATING INCOME (**)	571,443,326	472,613,408
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	-44,698,477	-66,221,107
r41	NET CONSOLIDATED INCOME (**)	-44,698,477	-66,221,107
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	23,560,649	22,345,608

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY1 TO MARCH 31 OF 2011

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**352,700,117**	**100**	**307,875,182**	**100**
rt02	COST OF SALES	165,839,116	47	144,629,859	47
rt03	**GROSS PROFIT**	**186,861,001**	**53**	**163,245,323**	**53**
rt04	GENERAL EXPENSES	23,380,190	7	25,686,675	8
rt05	**INCOME (LOSS) FROM OPERATION**	**163,480,811**	**46**	**137,558,648**	**45**
rt08	OTHER INCOME AND (EXPENSE), NET	29,688,967	8	22,094,136	7
rt06	COMPREHENSIVE FINANCING RESULT	8,724,674	2	14,232,478	5
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	269,069	0	-402,878	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**202,163,521**	**57**	**173,482,384**	**56**
rt10	INCOME TAXES	197,956,007	56	172,039,000	56
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**4,207,514**	**1**	**1,443,384**	**0**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**4,207,514**	**1**	**1,443,384**	**0**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**4,207,514**	**1**	**1,443,384**	**0**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt0	**NET SALES**	**352,700,117**	**100**	**307,875,182**	**100**
rt21	DOMESTIC	179,315,493	51	165,785,632	54
rt22	FOREIGN	173,384,624	49	142,089,550	46
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**29,688,967**	**100**	**22,094,136**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	29,688,967	100	22,094,136	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**8,724,674**	**100**	**14,232,478**	**100**
rt24	INTEREST EXPENSE	11,909,202	137	22,132,410	156
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	10,317,302	118	8,831,885	62
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	10,316,574	118	27,533,003	193
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**197,956,007**	**100**	**172,039,000**	**100**
rt32	INCOME TAX	197,956,007	100	172,039,000	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	23,560,649	22,345,608

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

Final Printing

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	202,163,521	173,482,384
e02	+ (-)ITEMS NOT REQUIRING CASH	0	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	29,329,350	24,832,036
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	-5,813,474	-17,760,751
e05	**CASH FLOW BEFORE INCOME TAX**	225,679,397	180,553,669
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-196,855,056	-180,315,296
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	28,824,341	238,373
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-27,583,209	-38,262,941
e09	**FINANCING ACTIVITIES**	1,241,132	-38,024,568
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-7,321,229	10,026,274
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-6,080,097	-27,998,294
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	-785,723	-1,181,897
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	133,587,080	159,760,316
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	126,721,260	130,580,125

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	29,329,350	24,832,036
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	23,560,649	22,345,608
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	95,499	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-269,069	402,878
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	5,942,271	2,083,550
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	-5,813,474	-17,760,751
e25	+ACCRUED INTEREST	7,755,739	15,751,900
e26	+ (-) OTHER ITEMS	-13,569,213	-33,512,651
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-196,855,056	-180,315,296
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-30,148,922	-3,984,885
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	3,495,282	-957,815
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-707,676	-1,646,286
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	4,320,477	-12,294,280
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	16,229,529	21,271,049
e32	+ (-) INCOME TAXES PAID OR RETURNED	-190,043,746	-182,703,079
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-27,583,209	-38,262,941
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-27,583,209	-38,262,941
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-7,321,229	10,026,274
e45	+BANK FINANCING	3,750,000	29,724,270
e46	+STOCK MARKET FINANCING	24,970,003	21,764,134
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-26,225,435	-13,732,322
e49	(-)STOCK MARKET FINANCING AMORTIZATION	-482,540	-12,512,600
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-9,333,257	-15,217,208
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2011**

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01		$	0.01	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0		$	0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0	times		0.00	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0	times		0.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	1.19	%	0.47	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	40.23	%	98.97	%
p03	NET INCOME TO TOTAL ASSETS (**)	-3.18	%	-5.00	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.95	times	0.88	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.25	times	1.19	times
p08	INVENTORIES TURNOVER (**)	19.20	times	15.28	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	23	days	23	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.79	%	1.59	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	107.91	%	105.05	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	-13.64	times	-20.81	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	35.53	%	35.71	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	52.42	%	53.86	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	13.73	times	6.22	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.88	times	0.84	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.49	times	1.53	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.33	times	1.35	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.21	times	0.24	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	57.92	%	60.77	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

May 2, 2011

Analysis and review on the Administration of the Operations and Financial results of the Company

First quarter 2011 summary

Total revenues from sales and services increased by 14.6% to Ps. 352.7 billion. primarily as a result of higher crude oil and petroleum product prices, as well as to greater volumes in exports of crude oil, which were partially offset by a 5.6% appreciation of the Mexican peso against the U.S. dollar.
Operating income increased by 18.8% to Ps. 163.5 billion, primarily due to higher revenues from sales and services.
A greater operating income yielded an increase in income before taxes and duties of Ps. 28.7 billion.
PEMEX's net income amounted to Ps. 4.2 billion, an increase of Ps. 2.8 billion as compared net income recorded in the first quarter of 2010, primarily as a result of greater revenues from sales.
PEMEX's net cash flow from operating activities before taxes and duties amounted to Ps. 218.9 billion.
Total amortizations were Ps. 7.3 billion higher than total indebtedness incurred during the first quarter of 2011.
PEMEX's adjusted net income would have totaled Ps. 170.1 billion.
PEMEX's crude oil production in the first quarter of 2011, which totaled 2,572 thousand barrels per day (Mbd), was higher than crude oil production in the two previous quarters.

OPERATIONAL RESULTS

Total Revenues from Sales and Services

Total sales, including IEPS credit, increased by 16.2%, to Ps 381.4 billion (U.S.$31.9 billion), primarily as a result of higher crude oil and petroleum product prices, as well as greater volumes in exports of crude oil.

- The Mexican crude oil basket increased by 29.2%, from U.S.$71.27 per barrel in the first quarter of 2010 to U.S.$92.09 per barrel in the same period of 2011.
- Regular gasoline in the American Coast of the Gulf of Mexico increased by 26.8%, from U.S.¢205.38 per gallon in the first quarter of 2010 to U.S.¢260.34 per gallon in the same period of 2011.
- The volume of crude oil exports increased by 10.0%, from 1,247 Mbd in the first quarter of 2010 to 1,372 Mbd in the same period of 2011.

The results in sales would have been greater had it not been for the 5.6% appreciation of the Mexican peso against the U.S. dollar.

Domestic Sales

Domestic sales, including the IEPS credit, increased by 11.7%, to Ps. 208.1 billion (U.S.$17.4 billion).

- Sales of petroleum products, including the IEPS credit, increased by 15.1% to Ps. 182.7 billion due to higher prices. With the exception of diesel, the volume of the main petroleum products sold in México decreased.
- Sales of dry natural gas decreased by 16.9% to Ps. 16.6 billion, primarily due to a 19.2% decrease of the average reference prices (*Midpoint Henry Hub*).
- Sales of petrochemical products increased by 17.6%, to Ps. 8.8 billion, primarily as a result of greater reference prices and volume sold.

Exports

Export sales increased by 22.4%, to Ps. 172.2 billion (U.S.$14.4 billion):

- Crude oil and condensates export sales increased by 34.4% to Ps. 138.4 billion, primarily due to a 29.2% increase in the weighted average export price of the Mexican crude oil basket, from U.S.$71.27 to U.S.$92.09 per barrel. Additionally, sales volume increased from 1,247 to 1,372 Mbd. However, crude oil and condensates export sales would have been greater had it not been for the 5.6% appreciation of the Mexican peso against the U.S. dollar.

- Petroleum products export sales decreased by 2.5%, to Ps. 14.1 billion, primarily as a result of a 23 Mbd decrease in exports volume.
- Petrochemical export sales increased by 100.6%,to Ps. 1.2 billion, due to higher reference prices that resulted from the uprisings in the Middle East and North Africa, as well as the earthquake and tsunami in Japan.
- Dry natural gas export sales decreased by Ps. 0.3 billion as a result of lower reference prices and volume exported.
- Other revenues by exports decreased by Ps. 3.9 billion.

Cost of Sales

In the first three months of 2011, the cost of sales increased by 14.7%, to Ps. 165.8 billion. This variation was primarily due to:

- a Ps. 16.7 billion increase in purchases of mainly imported products to be sold in Mexico, primarily gasoline, components for ultra-low sulphur (ULS) products and diesel;
- a Ps. 2.5 billion increase in inventory variation; and
- a Ps. 1.8 billion increase in the recognition of non-successful wells, mainly in the Southeastern Marine Region.

Net Cost for the Period of Employee Benefits

The Ps. 0.6 billion decrease of the net cost for the period of employee benefits resulted primarily from hypothesis adjustments in the actuarial calculation.

Other Revenues (Expenses)

Other revenues (expenses) increase was result of a greater IEPS credit. We note that for the purpose of this analysis, the accrued amount of the IEPS credit has been added to domestic sales of petroleum products.

Comprehensive Financing Result

Comprehensive financing result recorded a decrease of Ps. 5.5 billion, as compared to the first quarter of 2010. These results were primarily due to: (i) the effect of a lower appreciation of the Mexican peso against the U.S. dollar in the conversion of non-peso denominated debt to pesos; and (ii) the favorable mark-to-market of financial derivatives which resulted in greater financial income and lower financial cost.

Net Income (loss)

PEMEX recorded a net income of Ps. 4.2 billion (U.S.$0.4 billion), a Ps. 2.8 billion increase as compared to the net income recorded in the same quarter of 2010.

Current Assets

Current assets increased by 3.8% as compared to December 31, 2010, to Ps. 325.5 billion, primarily as a result of a Ps. 22.4 billion increase in accounts, notes receivable and other.

Current Liabilities

Current liabilities increased by 5.6% as compared to those of as December 31, 2010, to Ps. 218.8 billion, primarily due to: (i) a Ps. 7.9 billion increase in taxes and duties payable, and (ii) a Ps. 6.9 billion increase in short-term debt.

Property, plant and equipment

Property, plant and equipment decreased by 0.1%, or Ps. 1.4 billion, to Ps. 1,059.9 billion, as compared to that as of December 31, 2010. This decrease is primarily due to the fact that historically PEMEX's capital expenditures tend to increase in the second half of the year.

Equity

As of March 31, 2011, PEMEX had negative equity totaling Ps. 111.1 billion, as compared to negative equity of Ps. 113.8 billion recorded as of December 31, 2010. This increase in equity was primarily due to the net income recorded, which was partially offset by the comprehensive loss, primarily by the conversion effect of subsidiary companies. It is worth noting that PEMEX's current financing agreements do not include financial or payment suspension covenants that could be triggered as a result of negative equity.

OPERATING RESULTS AS OF MARCH 31, 2011

Crude Oil Production

Crude oil production in the first quarter of 2011 showed a 0.8% increase as compared to the fourth quarter of 2010, to 2,572 Mbd. In addition, crude oil production of the first quarter of 2011 was higher than production in the two previous quarters, with production increasing from 2,567 Mbd during the third quarter of 2010, to 2,572 Mbd during the first quarter of 2011. As compared to the first quarter of 2010, crude oil production decreased by 1.4%. However, based on the recent trend, we expect to see a year over year increase in the upcoming quarters.

Heavy crude oil production decreased by 4.6% as compared to the first quarter of 2010, to 1,396 Mbd, , primarily due to the need to temporarily shut –down some wells at Ku-Maloob-Zaap in response to high inventories triggered by adverse climate conditions. The latter was partially offset by the 33 Mbd increase of light and extra-light crude oil production from the Yaxché project (light crude oil) and the Delta del Grijalva project (extra-light crude oil). Both increases resulted mainly from the completion of development wells.

Natural Gas Production

During the first quarter of 2011, total natural gas production decreased by 3.5%, from 6,390 in the first quarter of 2010 to 6,167 MMcfd. Associated gas production increased by 2.9% due to results in the exploitation of fields located in the Southwestern Marine Region. Non-associated gas production decreased by 12.6% mainly due to lower production from the Burgos and Veracruz projects. These two projects reached a production of 2,138 MMcfd, which represents 31% of total natural gas production

Gas flaring

Gas flaring decreased by 27.8% as compared to the same quarter of 2010, primarily due to optimization works in the transition zone at the Cantarell asset to manage its exploitation, as well as construction of additional infrastructure for gas handling and transportation in offshore facilities

Crude Oil Processing

Total crude oil processing decreased by 7.8% in the first quarter of 2011 as compared to the same period of 2010, this decrease was primarily as a result of the impact caused by the incident at the hydrodesulphuration diesel oil plant at the Cadereyta Refinery, which significantly affected operations in this workplace. The incident occurred on September 7, 2010 and the plant was resumed at the end of March 2011. In addition, total crude oil processing was affected by:

- failures at the electricity system at the Madero and Minatitlán refineries in January 2011;
- higher inventories of residuals at the Tula and Salamanca refineries;
- higher inventories of fuel oil at the Tula Refinery; and
- non-scheduled corrective plant maintenance and repairs

Production of Petroleum Products

During the first quarter of 2011, petroleum products production decreased by 7.7%, from 1,438 to 1,327 Mbd, as a result of lower crude oil processing during the period. It is worth mentioning that, despite this decrease in crude oil processing, the lighter input mix resulted in a stable proportion of gasoline and diesel production.

Natural Gas Processed
During the first quarter of 2011, total onshore natural gas processing decreased by 0.9%, primarily due to lower availability of sweet wet gas as a result of decreased production in the Northern Region. Consequently, dry gas production decreased by 6 MMcfd.

Condensates processing in the first quarter of 2011 totaled 57 Mbd, an increase of 8.8% as compared to the same period of 2010, as a consequence of higher condensates production from marine regions.

Petrochemicals Production
The main factors which contributed to the quarterly variations in the production of petrochemicals products in the first quarter of 2011 were:

- an increase in production of the methane derivatives chain due to greater production of ammonia and methanol;
- a 0.2% decrease in production of the ethane derivatives chain driven by the use of ethylene as an input for producing ethylene oxide, high density polyethylene and low density polyethylene;
- a decrease in production of the aromatics and derivatives chain due to unplanned downtimes caused by delays on raw materials arrivals and a production reduction of lower commercial value products;
- a decrease in production of the propylene and derivatives chain, as a result of maintenance in the acrylonitrile plant at the Morelos petrochemical complex in January 2011; and
- a decrease in "other" petrochemicals, primarily as a result of delays on inputs arrivals.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RASING

Equity Structure
As of March 31, 2011, PEMEX had negative equity totaling Ps. 111.1 billion, as compared to negative equity of Ps. 113.8 billion recorded as of December 31, 2010. The total capitalization (long term debt plus equity) increased to Ps. 444.5 billion compared to Ps. 461.4 bllion as of December 31, 2010.

In the first quarter 2011, there were no capitalized payments to the equity of Petróleos Mexicanos their Subsidiary Entities and Subsidiary Companies by the Federal Government.

Liquidity Management
As of March 31, 2011, Petróleos Mexicanos holds liquidity management credit lines for U.S.$3.5 billion, and U.S.$3.25 billion of which are available

Debt
The following table shows the Consolidated Total Debt comparative as of march 31, 2011 and 2010

Consolidated Total Debt

As of March 31, 2011

	2010	2011
	(Ps. millions)	
Short - Term	$95,445	$96,497
Long - Term	$528,679	$555,643
Total Debt	**$624,124**	**$652,140**

During the first quarter of 2011, the important capital rising activities are:

- On March 15, 2011, Petróleos Mexicanos issued Ps. 10 billion of Certificados Bursátiles (publicly traded notes) which mature on March 8, 2016, at a 28 days floating TIIE rate plus 21 basis points.
- On February 24, 2011, Petróleos Mexicanos obtained a Ps. 3.75 billion bank loan at a 91 days floating TIIE rate plus 150 basis, which matured on September 30, 2011.

Cash flows from operating activities, financing and investment

During the first quarter of 2011, according to the Preliminary Consolidated Financial Statements, net cash flow from operating activities was Ps. 28,824 million compared to Ps. 18,672 million during the same period of 2010. The net income before taxes and duties, determined on the basis of cash flow was Ps 202,164 million and items with no impact on cash totaled Ps. 23,516 million during the first three months of 2011, compared with a revenue before taxes and duties determined on the basis of cash flow of Ps. 162,128 million and the items with no impact on cash of Ps. 5,890 million during the first three months of 2010. There was a net decrease in debt of Ps. 7,321 million in the first three months of 2011 compared with Ps. 10,026 million in the first three months of 2010. Payments of pensions, seniority premiums and other retirement benefits, made with funds from the "Fondo Laboral PEMEX" (FOLAPE) totaled Ps. 5,448 million in the first three months of 2011, compared with Ps. 5,232 million in the first three months of 2010. During the first three months of 2011, net cash flow used in investing activities decreased to Ps. 27,583 million compared to Ps. 38,263 million in 2010.

As of March 31, 2011, cash and cash equivalent totaled Ps. 126,721 million, compared to Ps. 118,615 million as of March 31, 2010.

Treasury Policies

As far to the treasury policies, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and its subsidiary entities, as well as promote integration and consolidation of the position and projection of its cash.

In addition, Petróleos Mexicanos develop investment mechanisms of its financial resources to ensure the best conditions of the market and guarantee the best recruitment services provided by financial institutions.

The investment of resources in the treasury of Petróleos Mexicanos in pesos and dollars are based on the following policies:

Peso Funds

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. SHCP provide guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) Government securities.
b) Financial transactions by the Federal Government.
c) Demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds.
d) Balances with the Treasury.
e) Shares of capital stock of investment companies, whose investment objective are government securities.

It should be mentioned that reports holding government instruments, can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	AA.mx

Dollar Funds

The policy for the management of this currency is to invest the funds where resources are invariably deposited not more than 48 hours. Later on, these resources are deposited in accounts previously opened in the Banco de Mexico. Foreign exchange transactions, by volume, are performed with the Banco de Mexico.
Petróleos Mexicanos invariably seeks funds in which investments are classified by the Bank of Mexico with liquidity ratio and, in turn, comply with various provisions that govern its operation.

Cash and cash equivalents currencies
Petróleos Mexicanos's cash and cash equivalents relies primarily in pesos and dollars, since it comes from the sales of its products, whether domestic or international. In the same way Petróleos Mexicanos makes payments of various expenses and debt in those currencies.

Relevant investment capital
Significant capital investments that were committed at the end of last fiscal year, by their nature, are described in Section 3) c) "credit information relevant" from the Annual Report.

Significant transactions not recorded in the balance sheet or income statement
Petróleos Mexicanos has no significant transactions not recorded in the balance sheet or income statement.

Tax credits or debits
In February 2010 the Tax Administration Service (SAT) announced to PEP certain observations derived by the review of the 2006 financial statements regarding Federal Tax, Value Added Tax ("VAT ") and Ordinary Law on Hydrocarbons. On September 20, 2010, notified on the 22 of the same month and year, the SAT identified various tax credits amounting to $ 4,575,208,000 by PEP. Contrary to the issue mentioned before, on November 30, 2010, PEP promoted administrative action trial (file 28733/10-17-03-7) of the Third Board of the Metropolitan Regional Federal Court of Fiscal and Administrative Justice, which was admitted and up to date, is expected that the SAT answer the demand.

In February 2010 the Tax Administration Service (SAT) announced to PR certain observations derived by the review of the 2006 financial statements regarding Federal Tax, Value Added Tax ("VAT ") and Tax on Petroleum revenue. On the resolution of September 20, 2010, the SAT identified a tax credit by PR, by the alleged failure in the entire VAT, upgrade fees and fines in the amount of $ 1,553,371,000. Contrary to the issue mentioned before, on November 30, 2010, PR promoted administrative action (file 28733/10-17-03-7) of the Third Board of the Metropolitan Regional Federal Court of Fiscal and Administrative Justice, admitted on February14, 2011. To date, it is expected that the SAT answer the demand.

INTERNAL CONTROL

Petróleos Mexicanos management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information. The system of internal control over financial reporting includes those policies and procedures for:

(I) Make sure that the records reasonably deemed necessary details are accurate and complete and reflect the transactions and movements of PEMEX's assets;

(Ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements and that PEMEX´s expenses are made only in accordance with authorizations of the management and authority staff, executed by each entity concerned, and

(Iii) To provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX´s financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

1 Approval

On April 25, 2011, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Control and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

2 Basis of presentation

The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies ("PEMEX") as of March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010 are unaudited, while the balance sheet as of December 31, 2010 is audited. In the opinion of PEMEX's management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessarily indicative of results for the entire year.

References in these condensed consolidated financial statements and related notes to "pesos" or "Ps." refer to Mexican pesos and references to "dollars" or "U.S.$" refer to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Mexican Financial Reporting Standards ("FRS") have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2010.

3 Significant accounting policies

The accompanying condensed consolidated financial statements have been prepared in accordance with FRS as issued by the *Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* ("CINIF") the Mexican Financial Reporting Standards Board.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements:

(a) Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with FRS B-10 "Effects of Inflation" ("FRS B-10").

These consolidated financial statements include recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index ("NCPI") issued by Banco de México. In accordance with FRS B-10, in 2008 and 2009, effects of inflation were not recognized in the financial statements because the accumulated inflation over the three-year periods ended December 31, 2008, 2009 and 2010 was less than 26%, and the economic environment therefore did not qualify as "inflationary."

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered "inflationary" and PEMEX would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

(b) Consolidation

The condensed consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies, including Special Purpose Entities (SPEs). All significant intercompany balances and transactions have been eliminated in the consolidation and the consolidation has been made based on the unaudited financial statements of the Subsidiary Entities and Subsidiary Companies as of March 31, 2011 and 2010.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading, Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España, S.L. ("PMI HPE"); P.M.I. Holdings, B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company, AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine, Ltd. ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe, Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); the Master Trust (i); Fideicomiso F/163 (i), RepCon Lux(ii) and Pemex Finance, Ltd.

i. The principal function of the Master Trust and Fideicomiso F/163 (the "Trusts") consisted of issuing bonds and entering into other financings for the purpose of funding PIDIREGAS. As discussed in Note 2, amendments to the Law of Budget and Fiscal Accountability published in the Official Gazette of the Federation on November 13, 2008 prohibited PEMEX from continuing to apply the PIDIREGAS framework. Therefore, during 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles. Consequently, the continued existence of the Trusts will depend on decisions taken by PEMEX's management. The changes described here have had no impact on the financial information, since the Trusts have been consolidated in the financial statements of PEMEX.

Historically, PEMEX consolidated the financial information of RepCon Lux pursuant to an administration contract with that company. Under the terms of that contract, PEMEX had the right to veto resolutions adopted by RepCon Lux's board of directors if such resolutions were against PEMEX's interest, or related to the issuance of bonds exchangeable for shares of Repsol. The contract provided for termination if RepCon Lux were to dissolve, and on July 28, 2009, the company was formally liquidated. Therefore, since that date, RepCon Lux has no longer been consolidated in the financial statements of PEMEX.

(c) Translation of foreign currency financial statements

Effective January 1, 2008 the financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year end and the inflation index of the country of origin, depending on whether the inflation derives from a non-inflationary or an inflationary economy.

(d) Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these condensed consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

(e) Inventories and cost of sales

Inventories are valued as follows:

I. Crude oil, refined products, derivatives and petrochemicals are valued at the lowest of their production, acquisition or market costs, provided the latter is not higher than the realizable value or less than net realizable value.

II. Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

III. Materials in transit are valued at their acquisition cost.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the cost of refined and other products and then deducting the value of inventories at the end of the year. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations, as well as the expense associated with the reserve for abandonment cost of wells.

(f) Investment in shares of non-consolidated subsidiaries and affiliates

Investment in shares of the non-consolidated subsidiary companies is valued by the equity method.

Investment in shares, of which Pemex owns 50% or less of the equity of the subsidiary companies, is recorded at its acquisition cost until December 31, 2007. These companies were restated by applying a factor derived from the NCPI.

(g) Wells, pipelines, properties, plant and equipment

Investments in wells, pipelines, properties, plant and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method. Until December 31, 2007, these costs were adjusted for inflation using factors derived from the NCPI.

In accordance with the FRS D-6, "*Capitalization of Comprehensive Financing Result*," issued by the Mexican Institute of Public Accountants, A.C., during the construction period, the Comprehensive Financial Result associated with the acquisitions of fixed assets is capitalized as part of the value of assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year; these estimates are updated quarterly to reflect new investments. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

Minor repairs and maintenance costs are expensed as incurred.

The carrying value of these assets is subject to an annual impairment assessment.

(h) Impairment of the value of long-lived assets

Long-lived assets are subject to an annual evaluation of impairment in accordance with Bulletin C-15, "Impairment of the Value of Long-Lived Assets and Their Disposal." PEMEX measures the net carrying value of long-lived assets in order to determine whether the carrying value of the assets exceeds the recoverable amount, i.e., the future net revenues reasonably expected to be generated by the asset. If the net carrying value of the asset exceeds the recoverable amount, PEMEX recognizes an impairment charge in its statement of operations.

(i) Exploration and drilling costs and specific oil-field exploration and depletion of fields reserve

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs in accordance with the Accounting Standard Codification 932 (ASC 932) "Extractive Activities—Oil and Gas" issued by the U.S. Financial Accounting Standards Board, in the absence of local rules in the industry. PEMEX considers that ASC 932 provides the best methodology for recognizing the capitalized costs in the exploration and drilling of wells and allows PEMEX's information to be comparable with that of other international companies. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX's management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

(j) Reserve for abandonment cost of wells

The Reglamento de Trabajos Petroleros (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Secretaría de Energía (Ministry of Energy) for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporary closed are recorded based on the units of production method. In the case of non-producing wells subject to abandonment and dismantlement the full cost is recognized at the end of each period. All estimates are based on the useful life of the wells, considering their present value (discounted). Salvage values are not considered as these values commonly have not existed. These costs are initially capitalized as part of the well value, and amortized according to its useful life.

(k) Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which transfer of assets or the rendering of services is probable and arises as a consequence of past events-primarily the payment of salaries and other employee payments, as well as environmental liabilities. In certain cases, such amounts are recorded at their present value.

(l) Employee benefits

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method.

The amortization periods of the unamortized items are as follows:

- Retirement benefits:
  - i. Initial transition liability and salary increases due to promotions, over a maximum of five years.
  - ii. Plan amendments and actuarial gains and losses for the period, over the employees' average remaining years of employment.
- Termination benefits:
  - i. Initial transition liability and plan amendments, over a maximum of five years.
  - ii. Salary increases due to promotions, over a maximum of one year.
  - iii. Actuarial gains and losses, immediate recognition.

As of December 31, 2010, the average remaining years of employment for those employees entitled to benefits in the plan was approximately 12 years. PEMEX has incorporated the effect of its labor obligations into these condense unaudited consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

(m) Cumulative effect of conversionRepresent the difference is converting to its foreign operations from functional currency to reporting currency

(n) Taxes and federal duties

Petróleos Mexicanos and the SubsidiaryEntities are subject to special tax laws, wich are based mainly on petroleum production, prices forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax or "IETU").

(o) *Special Tax on Production and Services ("IEPS Tax")*

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

(p) Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX thus records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in the customer receives the product at a PEMEX facility, sales revenues are recorded upon receipt of such product. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(q) Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period plus the accumulated currency translation effect, plus the effect of valuation of financial instruments designated as cash flow hedges and of items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions.

(r) Comprehensive financing result ("CFR")

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, the valuation effects of financial instruments and minus any portion of the comprehensive financing result that is capitalized.

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

(s) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

4 Foreign currency exposure

As of March 31, 2011 and March 31, 2010, the condensed consolidated financial statements of PEMEX included monetary assets and liabilities in foreign currency as follows:

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Net (liability)/asset Position	Period-end exchange rate	Amounts in pesos
As of March 31, 2011:					
U.S. dollars	12,481,296	(36,060,560)	(23,576,264)	11.9678	(Ps.282,191,911)
Japanese yen	185,224	(187,134,953)	(186,949,728)	0.1451	(27,130,145)
Pounds sterling	3,334	(751,583)	(748,248)	19.1317	(14,315,296)
Euros	43,274	(3,575,231)	(3,531,956)	16.8614	(59,553,827)
Swiss Franc	511,466	(1,008,587)	(497,122)	12.9845	(6,454,875)
Canadian Dollars	79	(2,975)	(2,895)	12.2696	(35,525)
Total liability position, before foreign currency hedging					**(Ps. 389,681,579)**

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Net (liability)/asset Position	Period-end exchange rate	Amounts in pesos
As of March 31, 2010:					
U.S. dollars	4,436,547	(27,219,528)	(22,782,981)	12,3306	(Ps.280,927,824)
Japanese yen	0	(203,789,404)	(203,789,404)	0.1321	(26,912,429)
Pounds sterling	3,631	(784,219)	(780,588)	18,7179	(14,610,942)
Euros	16,748	(4,435,625)	(4,418,877)	16.6759	(73,688,743)
Swiss Franco	509,621	(1,013,985)	(504,364)	11.7156	(5,908,902)
Canadian dollars	79	(2,582)	(2,503)	12.1412	(30,385)
Total liability position, before foreign currency hedging					(Ps. 402,079,225)

5 Cash and cash equivalents:

As of March 31, 2011 and March 31, 2010, cash and cash equivalents were as follows:

	As of March 31, 2011	As of March 31, 2010
Cash in banks	Ps. 92,294,411	Ps. 94,697,933
Other highly liquid instruments	34,426,849	35,882,192
Total	Ps. 126,721,260	Ps. 130,580,125

6 Accounts, notes receivable and other, net:

As of March 31, 2011 and March 31, 2010, the accounts, notes receivable and other, net were as follows:

	As of March 31, 2011	As of March 31, 2010
Trade-domestic	Ps. 48,982,055	Ps. 49,729,552
Trade-foreign	54,669,479	41,820,635
Negative IEPS credit	11,572,500	6,031,103
Employees and officers	4,636,060	4,339,839
Advance payments of taxes	2,058,025	715,453
Other accounts receivable	42,571,089	57,221,554
Less:		
Allowance for doubtful accounts	(1,363,298)	(1,456,462)
Total	Ps. 164,224,551	Ps. 159,566,354

7 Inventories:

As of March 31, 2011 and March 31, 2010, inventories were as follows:

	As of March 31, 2011	As of March 31, 2010
Crude oil, refined products, derivatives and petrochemical products	Ps. 29,980,074	Ps. 33,285,539
Materials and supplies in stock	5,152,591	5,684,418
Materials and products in transit	163,214	136,928
Less:		
Allowance for slow-moving and obsolete inventory	(753,600)	(1,245,990)
Total	Ps. 34,542,278	Ps. 37,860,895

8 Wells, pipelines, property, plant and equipment

As of March 31, 2011 and March 31, 2010, the balances of wells, pipelines, property, plant and equipment, net of accumulated depreciation and amortization, were as follows:

	As of March 31, 2011	As of March 31, 2010
Plants	Ps. 446,695,745	Ps. 426,230,259
Drilling equipment	25,868,852	25,302,027
Pipelines	317,258,693	308,729,003
Wells	796,341,196	709,270,733
Buildings	58,120,109	55,703,206
Offshore platforms	206,041,352	192,462,621
Furniture and equipment	45,022,558	42,933,455
Transportation equipment	14,827,921	15,237,655
	1,910,176,426	1,775,868,959

Less:			
Accumulated depreciation and amortization	1,015,925,885		947,015,878
Net value	894,250,541		828,853,081
Land	41,260,347		39,744,498
Construction in progress	123,378,632		111,706,442
Fixed assets to be disposed of	1,043,140		1,193,425
Total	Ps. 1,059,932,660	Ps.	981,497,447

The depreciation of fixed assets and amortization of wells for the three month periods ended March 31, 2011 and 2010 recognized in cost and operating expenses was Ps. 20,058,296 and Ps. 18,826,114 respectively.

9 Debt

In the period from January 1 to March 31, 2011, the significant financing activities of Petróleos Mexicanos were as follows:

- On February 24, 2011, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000 at a floating rate; the loan matures in September 2011.

- On March 15, 2011; Petróleos Mexicanos issued, in the Mexican market, Ps. 10,000,000 of publicly traded notes at a floating rate, which mature in 2016. These notes were issued under Petróleos Mexicanos' Ps. 140,000,000 Notes Program.

10 Comprehensive income (loss)

The Comprehensive income (loss) as of and for the three month period March 31, 2011 and as 2010 is set forth below:

		March 31, 2011		**March 31, 2010**
Net income (loss) for the three-month period and for t year ended	Ps.	4,207,514	Ps.	1,443,384
Derivative financial instruments		(495,238)		(17,553)
Conversion effect		(1,275,838)		5,354,893
Deferred income tax effect		0		(467)
Comprehensive income (loss) as of the end of the peri and the year end	Ps.	2,436,438	Ps.	6,780,257

11 Commitments

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex, and extending the original contract until 2027. As of March 31, 2011 and March 31 2010, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 13,260,500 and Ps. 15,484,615, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen production plant under the terms of the contract.

The estimated future payments are as follows:

	As of March 31, 20110	
2011	Ps.	1,152,500
2012		1,861,292
2013		1,261,063
2014		1,276,653
2015		1,295,619
Over 5 years		6,413,373
Total	Ps.	13,260,500

During 2008, PEMEX entered into a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017.

As of March 31, 2011 and 2010, the estimated value of the nitrogen to be supplied during the remaining term of the contract amounts to Ps. 1,351,428 and Ps. 2,145,511, respectively.

In the event of early termination of the contract, PEMEX will be bound to pay only for services received and certain non-recoverable expenditures under the terms specified in the contract.

The estimated future payments under this contract are as follows:

	As of March 31, 2011	
2011 remaining quarters	Ps.	371,354
2012		488,938
2013		98,762
2014		98,762
2015		98,762
2016 to 2017		194,850
Total	Ps.	1,351,428

As of March 31, 2011, PEMEX entered into Financed Public Work Contracts ("FPWCs") at different times until 2024, for a total contracted amount of U.S.$ 5,537,585.

At March 31, 2011 and 2010, PEMEX had contracts with various contractors for an estimated amount of Ps. 303,751,891 and Ps. 452,143,829, respectively, for the development of various infrastructures works.

12 Contingencies

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as described in this note, there are no pending lawsuits to which PEMEX is a party in which it anticipates a significant contrary decision, and for which it has accrued related reserves.

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of March 31, 2011 and December 31, 2010 the reserve for environmental remediation expenses totaled Ps. 5,202,552 and Ps. 5,297,933, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the balance sheet.

(b) Pemex is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The result of these proceedings is uncertain as of this date. As of March 31, 2011, PEMEX had accrued a reserve of Ps. 8,082,780 for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In September 2001, Conproca, S.A. de C.V. (which we refer to as CONPROCA), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the ICA) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of U.S. $424,890 and Petróleos Mexicanos and Pemex-Refining are seeking U.S. $116,025. From August 16 to 26, 2010 the hearing to determine the amounts due to each party was held. On October 18, 2010 the Court's experts filed a report and on November 3, 2010, the parties filed their observations to that report. On November 8 and November 9, 2010, the parties cross-examined the Court's experts with respect to such report. On February 15, 2011, the parties submitted briefs with their final arguments. The enumeration of costs, which was presented to the Court on March 15, 2011, is being finalized. As of the date of this report, a final award from the Court is still pending.

In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) informed Pemex-Exploration and Production of the results of its review of the financial statements of Pemex-Exploration and Production for 2006, in respect of federal taxes, Value Added Tax and Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (No. 28733/10-17-03-7) before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. As of this date, the Tax Management Service has not filed a response to this claim.

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco, (No. 227/2010). Pemex-Exploration and Production was notified on March 14, 2011. The plaintiffs are seeking, among other things, the termination of a public work contract for alleged lack of payment as well as damages for a total amount of U.S. $ 193,712. The trail is in the evidence stage.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (COMMISA) filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex (Project No. IPC-01). On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor plus interest and expenses related to the claim. On November 2, 2010 a judgment was issued and Pemex-Exploration and Production was ordered to pay U.S. $355,864 plus interest (such amount already having been reduced by the amount owed to Pemex Exploration and Production by COMMISA). On November 15, 2010, Pemex-Exploration and Production appealed the ruling and requested that execution of the ruling be postponed until the appeal is resolved. This request was granted, on the condition that Pemex-Exploration and Production deposit U.S. $395,009 in an account of the Court, equivalent to 111% of the amount of the judgment, to guarantee its compliance with the judgment. Such amount was deposited by Pemex-Exploration and Production in the Court's account on December 30, 2010, eliminating the risk of any seizure of assets ordered against Pemex-Exploration and Production in the United States. Previously, Pemex-Exploration and Production had filed a motion before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void. This request was denied on June 24, 2010. On October 27, 2010, a constitutional relief known as *amparo* against this resolution was also denied. On November 18, 2010, Pemex-Exploration and Production filed a motion to review this resolution. On March 4, 2011, the *Tribunal Colegiado* (Joint Court), which has been designated to review such motion, submitted the case to the Suprema *Corte de Justicia de la Nación* (Supreme Court of Justice of Mexico). On March 25, 2011, the Supreme Court of Justice of Mexico admitted the request. As of the date of this report, the Court has not yet ruled on this appeal.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava, seeking approximately Ps. 2,896,927 for, among other things, civil liability and damages resulting from the contamination of land used to store oil waste caused by hydrocarbons and other toxic substances. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995,136, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment. The plaintiff also filed an appeal against this judgment. The plaintiff also filed a motion to have the appeal of Petróleos Mexicanos rejected, on the basis that the Judge had only agreed to hear the appeal of Pemex-Refining and had omitted the appeal of Petróleos Mexicanos. This motion was rejected, and Petróleos Mexicanos' right to appeal was affirmed. The appeals (No. 25/2010-I) are being resolved before the *Primer Tribunal Unitario del Décimo Circuito* (First Unit Court of the Tenth Circuit) in Villahermosa, Tabasco. As of the date of this report, a final resolution is still pending.

In February 2010, the Tax Management Service informed Pemex-Refining of the results of its review of Pemex-Refining's financial statements for 2006, in respect of federal taxes, Value Added Tax and Hydrocarbons Income Tax. On September 20, 2010 the Tax Management Service determined that Pemex-Refining had failed to deliver the full Value Added Tax owing by it, and assessed fees and fines for a total amount of Ps. 1,553,371 (of which Pemex-Refining was notified on September 22, 2010). On November 30, 2010, Pemex-Refining filed an administrative claim (No. 28733/10-17-03-7) before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. The claim was admitted on February 14, 2011. As of this date, the Tax Management Service has not filed a response to this claim.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. ("USISA") filed a claim (No. 202/2003) before the *Juzgado Tercero de Distrito en Materia Civil* (Third Civil District Court) in the Federal District against Pemex-Refining, seeking to nullify a fixed-price work contract with a predetermined length, whose object was the modernization of the cathodic protection system in certain Pemex-Refining pipelines, and seeking approximately Ps. 393,000 for, among other things, work performed and not paid for under a pipeline construction agreement, as well as damages and expenses related to the claim. A final judgment was issued against Pemex-Refining in which it was ordered to pay Ps. $89,000. Pemex-Refining and USISA both filed *amparos* (No. 204/2009 and No. 205/2009) against the resolution with the *Segundo Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (Second Unit Civil and Administrative Court of the First Circuit); both filings for *amparo* (No. D. C. 03/2010 and No. D.C. 04/2010) were settled in the *Décimo Tribunal Colegiado en Materia Civil* (Tenth

Joint Civil Court). On May 26, 2010, a resolution was issued against Pemex-Refining's *amparo* and in favor of the plaintiff. The court ordered that the grievances filed by the plaintiff be analyzed. On July 13, 2010, the Second Unit Civil and Administrative Court of the First Circuit issued a resolution ordering Pemex-Refining to pay Ps. 83,301 plus the plaintiff's financial expenses. On August 30, 2010, Pemex-Refining and USISA filed *amparos* before the Tenth Joint Civil Court (No. 525/2010 and No. 532/2010). On January 12, 2011, both *amparos* were denied. As a result, on March 4, 2011, Pemex-Refining was required to comply with the final judgment issued by the Second Unit Civil and Administrative Court of the First Circuit. On March 22, 2011, Pemex-Refining paid the principal portion of the judgment. However, as of the date of this report, the related financial and unrecoverable costs are pending payment pursuant to the Court's judgment.

On August 16, 2006, two separate *amparos* (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the *Juzgado Cuarto de Distrito en Materia Administrativa* (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity's constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. On June 16, 2010, Pemex-Exploration and Production filed a complaint asserting that the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the *Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia del Fiscal y Administrativa* (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that this type of gas is a hydrocarbon and, therefore, it can only be exploited by Petróleos Mexicanos and the subsidiary entities. The complaint was denied. A constitutional hearing will be held on April 12, 2011.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso and others, seeking approximately Ps. 1,490,873 for, among other things, civil liability and damages resulting from the possible contamination of land used for water treatment in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals responded to this claim, objecting that the court lacked both subject matter and territorial jurisdiction to hear it. This objection was denied on September 3, 2010. The defendants filed an appeal against this resolution before the *Tercer Tribunal Unitario del Décimo Noveno Circuito* (Third Unit Court of the Nineteenth Circuit), which was partially granted on November 30, 2010 (No. 13/2010). Both parties filed *amparos* against this resolution before the *Segundo Tribunal Unitario* (Second Unit Court) in Matamoros, Tamaulipas. A judgment was issued granting both *amparos* and, as a result, as of this date, PEMEX is awaiting the issuance of a new resolution as required by the Second Unit Court's ruling.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (Impulsora) to establish a company called Mexicana de Lubricantes, S.A. de C.V. (Mexicana de Lubricantes), which manufactures, bottles and distributes automotive and industrial oils and lubricants. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

- On December 5, 2005, Impulsora filed an *amparo* (No. 1519/2005) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the *Ley Federal de Procedimiento Administrativo* (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the *Juzgado Tercero de Distrito en Materia Administrativa* (Third Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the "Mexlub" trademark and seeking to be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes' exclusive right to sell its lubricants in these service stations. A constitutional hearing was held on January 31, 2011, resolving Bardahl's complaint. Impulsora's claim was then transferred to the *Juzgado Segundo de Distrito Auxiliar* (Second Auxiliary District Court) in Guadalajara, Jalisco (No. 170/2011). As of the date of this report, a final resolution is still pending.

- On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the *Juzgado Segundo de Distrito en Materia Civil* (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders' meeting to discuss Mexicana de Lubricantes' financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting. As of the date of this report, compliance with this final resolution is still pending.

- On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General's Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. The investigation is still underway. On July 17, 2009, Pemex-Refining filed an accounting report stating that it had suffered up to Ps. 25,800 in damages as a result of this alleged fraud. The experts of the Federal Attorney General's Office determined that Pemex-Refining´s loss is equivalent to this amount minus the percentage of its stock in Mexicana de Lubricantes. As of this date, a final resolution is still pending.

- On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the *Juzgado Primero de Distrito en Materia Civil* (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic oils supply contract; and (iii) a contract for the manufacture of oils and lubricants for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the *Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (First Unit Civil and Administrative Court of the First

Circuit). The First Unit Civil and Administrative Court of the First Circuit issued a resolution in favor of Pemex-Refining. Mexicana de Lubricantes filed an *amparo* against this resolution (No. 667/2010) before the *Noveno Tribunal Colegiado en material Civil del Primer Circuito* (Ninth Civil Joint Court of the First Circuit), which was granted. In connection with that ruling, on February 16, 2011, the Ninth Civil Joint Court of the First Circuit overturned the original judgment against Mexicana de Lubricantes. Both Pemex-Refining and Mexicana de Lubricantes filed *amparos* (No. D.C. 200/2011 and No. D.C. 201/2011). As of the date of this report, a final resolution is still pending.

- On November 3, 1997, the *Comisión Federal de Competencia* (Federal Competition Commission) initiated an investigation into Pemex-Refining's business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell oils and lubricants-bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution (No. IO-62-97) prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above within a period of no more than 15 business days, except for the requirement to amend the relevant contracts. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardahl in a related *amparo* (No. 373/2006, which is currently joined with *amparo* No. 1519/2005). On April 10, 2008, the Federal Competition Commission rejected this response, and Pemex-Refining filed a subsequent motion to suspend the Federal Competition Commission's resolution. That motion was granted on May 6, 2008. An *amparo* (No. 46/2008-VIII) was granted on April 30, 2008 in favor of Pemex-Refining, declaring unconstitutional the resolution originally issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the *Décimo Tribunal Colegiado del Primer Circuito* (Tenth Joint Court of the First Circuit) objecting to the *amparo*, but that motion was denied and on December 23, 2008, the District Judge granted Pemex-Refining the *amparo*. On September 28, 2009, the Federal Competition Commission reviewed the evidence filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex-Refining filed a new *amparo* (No. 1691/2009).–A hearing was held on November 25, 2010, and on February 17, 2011, this *amparo* was granted ordering the Federal Competition Commission was ordered to cancel its previous resolution and issue a new one based on the evidence filed. The Federal Competition Commission appealed this ruling before the *Tribunal Colegiado en Materia Administrativa* (Joint Administrative Court). A final resolution is still pending.
- On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the *Juzgado Quinto de Distrito en Materia Civil del*

Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes dated January 19, 1993 and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl's products in the service stations franchised by Pemex-Refining, as well as related damages. The independent expert determined that Bardahl's damages totaled Ps. 6,210,692. The trail is in the evidence stage.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

13 Business segment information

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment eliminations	Consolidated balance
As of March 31, 2011 and for the three-month period then ended							
Trade sales…..	Ps. -	Ps.139,318,180	Ps. 32,223,438	Ps .7,773,875	Ps. 172,151,002	Ps. -	Ps. 351,466,495
Intersegment sales…..	280,122,087	16,455,954	18,313,838	3,531,449	103,119,896	(421,543,224)	-
Services income……………	-	749,913	-	-	688,924	(205,214)	1,233,623
Sales cost	53,312,377	199,413,320	49,477,784	10,872,108	262,768,072	(410,004,544)	165,839,117
Gross income (loss)	226,809,710	(42,889,273)	1,059,492	433,216	13,191,750	(11,743,894)	186,861,001
Operating income (loss) ……………	219,046,483	(54,194,095)	(1,726,671)	(2,232,564)	2,688,527	(100,868)	163,480,812
Net income (loss)	508,194	28,039,065	534,270	241,871	164,368	201,199	29,688,967
Comprehensive financing result……………	2,168,088	(1,448,981)	718,074	(122,860)	7,450,805	(40,451)	8,724,675
Depreciation and amortization…….	20,058,296	2,246,484	813,213	293,770	148,886	-	23,560,649
Cost of employee benefits…………..	9,738,390	9,267,170	2,124,840	2,461,042	5,261,178	-	28,852,620
Taxes and duties	193,907,712	0	(17,828)	4,887	4,061,236	-	197,956,007
Total assets.	1,566,528,801	576,008,072	142,314,655	109,365,983	1,889,730,194	(2,880,142,189)	1,403,805,516
Current assets……………	774,487,974	373,142,973	98,143,596	90,408,410	947,587,874	(1,958,282,739)	325,488,088
Investments in shares and securities…………	755,492	157,094	1,984,640	-	390,831,136	(382,833,328)	10,895,034
Fixed assets……………	788,467,492	202,040,662	41,878,279	17,781,854	9,764,372		1,059,932,659
Acquisitions of fixed assets……………	24,438,200	2,946,900	344,500	292,100	43,200	-	28,064,900
Current liabilities…………	453,191,508	350,473,171	27,276,392	19,360,737	1,317,108,708	(1,948,614,277)	218,796,239
Reserve for employee benefits	233,599,998	230,486,168	57,002,037	63,384,792	92,350,985	284,892	677,108,872
Total liabilities………..	1,254,969,590	617,785,970	92,691,094	83,379,609	1,963,399,409	(2,497,316,719)	1,514,908,953
Equity……………	311,559,211	(41,777,898)	49,623,561	25,986,375	(73,669,214)	(382,825,472)	(111,103,437)

As of March 31, 2010 and for the three-month period then ended

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment eliminations	Consolidated balance
Trade sales.....	Ps. -	Ps. 124,750,093	Ps. 34,354,603.	Ps .6,680,935	Ps. 140,661,311	Ps. -	Ps. 306,446,942
Intersegment sales.....	244,283,781	17,265,005	20,445,111	3,787,823	79,196,162	(364,977,882)	-
Services income................	-	917,470	-	-	11,558,551	(11,047,781)	1,428,240
Sales cost	54,004,797	172,094,203	53,624,087	10,867,876	208,197,613	(354,158,716)	144,629,860
Gross income (loss)	190,278,985	(29,161,635)	1,175,628	(399,118)	12,409,559	(11,058,095)	163,245,323
Operating income (loss)	181,963,632	(41,537,664)	(1,514,445)	(3,930,905)	2,826,291	(248,260)	137,558,648
Other income net	478,435	20,991,649	247,959	(153,593)	289,306	240,379	22,094,135
Net income (loss)	21,521,347	(22,816,193)	(303,925)	(4,261,316)	2,195,132	5,108,339	1,443,384
Comprehensive financing result................	(9,167,768)	832,167	(1,085,972)	97,646	(4,908,550)	-	(14,232,477)
Depreciation and amortization........	18,826,114	2,199,438	875,087	284,406	160,563	-	22,345,608
Cost of employee benefits...............	9,904,000	10,008,025	2,033,945	2,753,495	4,713,355	-	29,412,819
Taxes and duties	170,088,488	1,438,011	123,411	79,172	309,917	-	172,038,999
Total assets.	1,437,351,617	505,480,444	144,448,434	90,126,898	1,788,501,445	(2,640,642,170)	1,325,266,668
Current assets................	706,789,407	318,241,426	101,164,125	71,791,553	881,764,550	(1,751,743,687)	328,007,375
Investments in shares and securities............	637,016	157,094	1,522,245	-	383,688,178	(376,875,561)	9,128,971
Fixed assets................	727,384,964	186,251,453	41,495,412	17,078,388	9,287,229		981,497,446
Acquisitions of fixed assets...............	34,961,800	1,495,600	295,400	343,900	33,100	-	37,129,800
Current liabilities............	423,224,579	269,648,154	39,887,663	13,213,983	1,209,351,900	(1,740,451,849)	214,874,431
Reserve for employee benefits	204,444,056	201,533,449	50,357,382	55,655,998	80,513,899	-	592,504,784
Total liabilities...........	1,160,289,027	508,917,809	97,844,096	69,773,252	1,819,115,056	(2,263,759,569)	1,392,179,672
Equity................	277,062,590	(3,437,365)	46,604,338	20,353,646	(30,613,612)	(376,882,601)	(66,913,004)

14 Subsequent event

On April 25, 2011, the exchange rate was Ps. 11.6294 per dollar, which represents a 2.3% depreciation in dollar terms as compared to the March 31, 2011 exchange rate which was Ps.11.9084. The price of crude oil mix was U.S. $110.75 per barrel, an increase of 5.4% in comparison with price as of March 31, 2011, of U.S. $105.07 per barrel.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System, Inc.	Trading services in the international market	8,860	100.00
Kot Insurance Company, AG.	Reinsurance company	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	International crude oil trader	2,214,241	98.33
P.M.I. Holdings, B.V.	Holding	40	100.00
P.M.I. Holdings Petroleos España, S.L.	Holding	6,200	100.00
P.M.I. Trading, Ltd.	International petroleum products trader	4,900	48.51
P.M.I. Marine, Ltd.	Crude oil trader	230,275	100.00
Mex-Gas Internacional, Ltd.	Gas trader	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Deer Park Refining Ltd.	Refining company	1	0.00	0	6,506,245
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	2,583,491
Instalaciones Inmobilidarias para Industrias, S.A	Holding	62,167,264	100.00	62,167	1,436,613
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploration	25,333,847	60.00	8,152	702,884
Pan American Suphur, Ltd.	Sulphur storage and distribution	1,500	100.00	5,271	42,702
Pasco International, Ltd.	Sulphuric acid storage	10,000	100.00	31,007	35,812
Otras inversiones		1	0.00	0	278,313
Estimación de Fluctuación en Inversiones		0	0.00	0	-848,120
TOTAL INVESTMENT IN ASSOCIATES				678,972	10,895,034
OTHER PERMANENT INVESTMENTS					0
TOTAL					10,895,034

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

NOTES

THE HOLDING PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO HOLDING PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES. UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2011**

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	02/07/2018	5.44							239,356	0	239,356	239,356	239,356	837,746
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	31/03/2014	3.40							166,305	45,536	123,639	90,874	0	0
ABN AMRO BANK, N.V. (1) (7)	YES	23/12/2002	31/03/2014	4.50							106,257	106,258	212,510	212,510	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	13/07/2004	16/06/2014	0.60							422,393	0	422,393	235,836	24,640	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/09/2002	16/12/2013	0.46							359,034	0	359,034	85,929	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/11/2006	15/12/2015	0.75							351,994	0	351,994	351,994	351,994	351,994
ABN AMRO BANK, N.V. (1) (8)	YES	03/01/2003	01/10/2012	0.46							22,826	0	22,826	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	01/03/2003	01/06/2012	0.46							200,271	0	100,135	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	02/03/2000	01/04/2011	0.46							84,412	0	0	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	27/08/2002	27/08/2012	0.46							4,529	4,529	4,529	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	19/12/2007	26/06/2017	0.46							281,595	0	281,595	281,595	281,595	703,988
ABN AMRO BANK, N.V. (1) (8)	YES	03/11/2005	25/06/2015	0.46							422,393	0	422,393	422,393	422,393	211,196
ABN AMRO BANK, N.V. (1) (8)	YES	11/05/2001	21/12/2012	0.46							359,034	0	359,034	0	0	0
BANCO BILBAO VIZCAY (1) (8)	YES	28/12/2010	30/12/2020	0.46							163,388	0	163,388	163,388	163,388	980,331
BANCO SANTANDER S.A (1) (8)	YES	10/04/2003	23/06/2011	0.46							1,235	0	0	0	0	0
BANCO SANTANDER S.A (1) (8)	YES	28/02/2007	16/06/2014	0.46							170,969	0	170,969	170,969	85,484	0
BANCO SANTANDER S.A (1) (8)	NOT	10/12/2010	21/12/2020	0.47							239,356	0	239,356	239,356	239,356	1,436,136
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.46							28,518	28,518	57,036	57,036	0	0
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	0.46							155,581	0	155,581	77,791	0	0
HSBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	0.75							281,595	0	281,595	200,637	0	0
HSBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	0.75							239,356	0	239,356	129,013	0	0
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	0.46							492,792	0	492,792	492,792	492,792	246,396
BNP PARIBAS (1) (8)	YES	03/11/2005	24/01/2015	0.45							281,595	281,595	563,191	563,191	563,191	0
BNP PARIBAS (1) (8)	YES	30/06/2008	21/06/2017	0.61							563,191	0	563,191	563,191	563,191	1,407,976
BNP PARIBAS (1) (8)	YES	10/12/2010	21/12/2020	0.47							478,712	0	478,712	478,712	478,712	2,872,272
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.46							281,595	0	281,595	281,595	281,595	703,988
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.46							239,356	239,356	478,712	478,712	0	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.05							563,191	0	563,191	563,191	281,595	0
CALYON NEW YORK BRA (1) (8)	YES	30/11/2006	27/02/2017	0.53							19,789	19,789	39,579	39,579	39,579	79,158
CITIBANK INTERNATIO (1) (8)	YES	30/11/2010	24/06/2019	0.46							580,359	0	580,359	580,359	580,359	2,611,617
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.46							22,998	0	22,998	22,998	0	0
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	0.46							286,252	0	122,942	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(Thousand Pesos)

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	0.46							9,559	0	3,289	1,644	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.46							179,517	59,839	239,356	209,437	149,598	59,839
EXPORT DEVELOPMENT (1) (8)	YES	09/07/2010	09/11/2020	0.44							598,390	0	598,390	598,390	598,390	3,590,340
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							718,068	0	718,068	718,068	718,068	3,590,340
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							359,034	0	359,034	359,034	359,034	1,795,170
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							179,517	0	179,517	179,517	179,517	897,585
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							72,278	72,278	144,556	144,556	144,556	289,112
HSBC BANK PLC (1) (7)	YES	26/11/1999	26/09/2011	5.70							31,264	0	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							18,419	2,033	20,452	20,452	20,452	24,279
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.45							22,916	0	22,916	22,916	11,458	0
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.46							22,682	22,682	45,364	27,051	8,738	4,369
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	0.50							12,041	498	12,539	8,355	0	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	0.46							16,972	16,972	33,943	33,943	16,972	0
HSBC BANK PLC (1) (8)	YES	30/06/2009	15/04/2020	0.46							126,269	0	126,269	126,269	126,269	694,481
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	0.46							20,314	20,314	40,629	40,629	0	0
HSBC BANK PLC (1) (8)	YES	05/06/2006	12/07/2011	0.46							15,786	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	11/01/2013	0.46							31,434	31,434	62,869	0	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	0.45							126,952	0	126,952	116,170	69,212	0
HSBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	0.44							42,770	0	42,770	42,770	0	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.45							42,446	42,446	84,893	84,893	84,893	42,446
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	0.45							27,324	27,324	54,647	27,324	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.46							4,162	0	4,162	4,162	4,162	4,162
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	0.46							10,190	0	10,190	10,190	5,095	0
HSBC BANK PLC (1) (8)	YES	01/04/2010	30/03/2020	0.46							80,500	80,500	161,001	161,001	161,001	805,004
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.46							71,424	0	71,424	71,424	71,424	178,559
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.45							5,989	5,989	11,978	11,978	11,978	0
HSBC BANK PLC (1) (8)	YES	24/06/2005	29/05/2014	0.46							2,374	0	2,374	2,374	1,187	0
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.46							20,066	0	20,066	20,066	20,066	0
HSBC BANK PLC (1) (8)	YES	29/06/2005	29/04/2013	0.45							35,145	0	35,145	17,572	0	0
HSBC BANK PLC (1) (8)	YES	18/02/2005	27/10/2013	0.45							7,863	0	7,863	7,863	0	0
HSBC BANK PLC (1) (8)	YES	07/06/2006	27/11/2013	0.46							41,810	0	41,810	41,810	0	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	0.44							23,237	0	23,237	23,237	23,237	0
HSBC BANK PLC (1) (8)	YES	22/04/1998	22/07/2019	0.26							35,698	35,698	71,396	71,396	71,396	321,281
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.45							72,234	0	72,234	72,234	72,234	23,235
HSBC BANK PLC (1) (8)	YES	22/12/2008	02/07/2015	0.65							75,511	75,511	151,021	151,021	151,021	75,511

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.68							140,798	0	140,798	140,798	140,798	351,994
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.75							211,196	0	211,196	211,196	211,196	316,795
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.46							119,678	0	119,678	119,678	119,678	598,390
J.P. MORGAN CHASE B (1) (8)	YES	09/12/2010	21/12/2020	0.47							239,356	0	239,356	239,356	239,356	1,436,136
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.46							239,356	0	239,356	239,356	239,356	1,196,780
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	0.61							211,196	0	211,196	211,196	211,196	527,991
J.P. MORGAN CHASE B (1) (8)	YES	03/02/2000	06/03/2012	0.46							25,927	25,927	0	0	0	0
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.36							56,691	0	57,756	57,756	57,756	2,128
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	1.53							423,627	423,627	847,254	847,254	847,254	1,694,495
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	31/12/2012	0.46							129,842	41,260	160,964	0	0	0
MEDIOCREDITO CENTRA (1) (8)	YES	09/10/2001	30/04/2012	0.50							56,638	0	28,319	0	0	0
MIZUHO CORPORATE BA (1) (8)	YES	04/03/2010	24/03/2020	0.46							0	422,404	844,807	844,807	844,807	4,223,855
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	14/12/2018	0.46							897,585	0	897,585	897,585	897,585	3,590,341
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.91							467,731	0	467,731	467,731	467,731	467,731
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							893	0	893	893	468	65
SOCIETE GENERALE - (1) (8)	YES	09/12/2010	21/12/2020	0.47							239,356	0	239,356	239,356	239,356	1,436,136
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							148,109	148,109	296,218	296,218	296,218	592,436
SOCIETE GENERALE (1) (8)	YES	31/03/1989	01/08/2011	0.45							56,823	0	0	0	0	0
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	0.45							17,932	17,932	8,748	0	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	16/02/2017	0.58							103,400	103,400	206,801	206,801	206,801	413,602
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	14/02/2017	0.46							43,063	43,063	86,126	86,126	86,126	172,253
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.70							140,798	140,798	281,595	281,595	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.46							211,196	211,196	422,393	422,393	422,393	211,196
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.45							211,196	211,196	422,393	422,393	422,393	0
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	0.46							239,356	0	239,356	134,398	0	0
THE BANK OF TOKYO, (1) (8)	YES	30/09/2005	29/06/2011	0.75							1,064	0	0	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	0.46							265,951	265,951	531,902	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	0.46							239,356	0	478,712	837,746	837,746	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							50,702	50,702	101,404	101,404	101,404	202,808
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64							239,356	0	119,678	0	0	0
INT DEV NO PAG	NOT		31/12/2011	0.00							357,841	0	0	0	0	0
COMMERCIAL BANKS																
NACIONAL FINANCIERA (6) (11)	NOT APPLIED	11/08/2009	17/07/2014	4.84	1,000,000	333,333	1,333,333	1,333,333	666,667	0						
BBVA BANCOMER, S.A. (6) (7)	NOT APPLIED	25/05/2010	20/12/2012	10.55	1,600,000	0	1,600,000	0	0	0						
BANCO SANTANDER, S. (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	4.83	1,200,000	0	1,200,000	0	0	0						

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2011**

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
COMMERCIAL BANKS																
BANCO NACIONAL DE M (6) (7)	NOT APPLIED	28/10/2004	05/11/2012	11.00	2,000,000	0	2,000,000	0	0	0						
BANCO NACIONAL DE M (6) (11)	NOT APPLIED	29/09/2009	24/08/2011	4.87	3,750,000	0	0	0	0	0						
BANCO INBURSA, S.A. (6) (11)	NOT APPLIED	18/06/2009	16/06/2011	4.87	6,750,000	0	0	0	0	0						
BANCO SANTANDER S.A (1) (8)	YES	17/09/2003	19/09/2013	0.46							59,839	59,839	119,678	59,839	0	0
BBVA BANCOMER, S.A. (1) (8)	NOT	09/12/2010	15/01/2016	0.26							0	0	0	0	0	19,986,226
BBVA BANCOMER, S.A. (1) (8)	NOT	15/12/2010	15/01/2016	0.26							0	0	0	0	0	3,949,374
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.19							3,040,264	0	0	0	3,040,264	0
CREDIT AGRICOLE CIB (1) (8)	YES	15/01/2010	15/01/2013	2.35							1,160,877	0	0	0	0	0
OTHER																
INT DEV NO PAG	NOT APPLIED		31/12/2011	0.00	95,405	0	0	0	0	0						
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.26							17,951,700	0	16,455,725	16,455,725	0	0
INT DEV NO PAG	NOT		31/12/2011	0.00							57,606	0	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	0.00							251,989	75,597	302,386	302,386	302,386	2,242,700
COPFS (1) (8)	YES	01/02/2005	31/03/2015	1.75							8,347,582	1,764,946	4,931,904	2,474,946	839,248	451
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	7.96							49,883	35,916	72,686	78,647	85,097	474,020
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							43,500	31,320	63,386	68,583	74,207	417,469
F TAPIAS MEXICO, SA (1)(7)	YES	23/10/2008	11/10/2018	8.00							49,278	36,333	71,836	77,757	84,167	513,515
F TAPIAS MEXICO, SA (1)(7)	YES	14/11/2008	02/11/2018	8.00							49,278	36,333	71,836	77,757	84,167	513,515
TOTAL BANKS					16,395,405	333,333	6,133,333	1,333,333	666,667	0	48,118,191	5,364,948	41,985,343	37,352,419	19,568,332	70,370,913

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2011**

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	05/02/2010	03/02/2015	4.84	0	0	0	0	7,959,780	0						
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	14/03/2011	08/03/2016	4.86	0	0	0	0	0	10,000,000						
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	03/02/2010	12/05/2014	4.81	0	0	0	0	8,500,000	0						
BANCO INVEX, S.A. (6) (7)	NOT APPLIED	05/02/2010	27/01/2020	9.10	0	0	0	0	0	10,000,000						
BANCO INVEX, S.A. (7) (7)	NOT APPLIED	05/02/2010	27/01/2020	4.20	0	0	0	0	0	3,684,458						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	16/06/2006	05/06/2014	4.84	0	0	0	0	10,000,000	0						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	03/04/2009	30/03/2012	4.85	0	12,500,000	0	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	21/10/2005	13/10/2011	4.49	5,500,000	0	0	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	31/01/2013	4.55	0	0	12,487,400	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.91	0	0	0	0	0	9,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	03/04/2009	28/03/2016	9.15	0	0	0	0	0	7,500,000						
SCOTIA INVERLAT (7) (13)	NOT APPLIED	23/12/2004	05/12/2019	9.00	0	0	0	0	0	14,287,422						
INT DEV NO PAG	NOT APPLIED		31/12/2011	0.00	988,055	0	0	0	0	0						
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50							0	0	0	0	6,492,245	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78							0	0	0	0	0	3,372,286
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	16,861,430
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50							0	0	0	0	0	16,861,430
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	4,353,600
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	6,696,106
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							0	0	0	4,782,933	0	0
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	0	2,869,760	0	0
DEUTSCHE BANK (1) (7)	YES	30/10/2009	15/06/2038	6.63							0	0	0	0	0	5,944,406
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	20,943,650
DEUTSCHE BANK (1) (7)	YES	27/08/2010	15/06/2035	6.63							0	0	0	0	0	11,967,800
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	0	0	2,811,416
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	4,369,863	0
DEUTSCHE BANK (1) (7)	YES	28/01/2010	05/03/2020	6.00							0	0	0	0	0	11,967,800
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	23,935,600
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	17,842,410
DEUTSCHE BANK (1) (7)	YES	30/10/2009	01/03/2018	5.75							0	0	0	0	0	11,941,471
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,283,798

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(Thousand Pesos)

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
DEUTSCHE BANK (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	114,568
DEUTSCHE BANK (1) (7)	YES	21/09/2010	28/09/2035	6.63							0	0	0	0	0	11,967,800
DEUTSCHE BANK (1) (7)	YES	20/07/2010	21/01/2021	5.50							0	0	0	0	0	23,935,600
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88							0	0	0	0	17,951,700	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	2,702,233
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	939,209
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	284,235
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00							2,246,835	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	1,917,780
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,455,979
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	111,839
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	0.31							0	0	8,223,566	0	0	0
MELLON BANK N.A. (2) (7)	YES	05/08/2003	05/08/2013	6.25							0	0	0	8,430,715	0	0
MELLON BANK N.A. (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	0	0	14,332,216
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.47							0	0	0	299,195	785,387	4,300,928
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	0.31							299,195	0	498,658	1,206,753	269,276	0
INT DEV NO PAG	NOT		31/12/2011	0.00							4,750,266	0	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	0.35							0	0	0	0	0	9,287,680
INT DEV NO PAG	NOT		31/12/2011	0.00							566	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					6,488,055	12,500,000	12,487,400	0	26,459,780	54,971,880	7,296,862	0	8,722,224	17,589,356	29,868,471	228,133,270

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
Otros Proveedores	NOT APPLIED				0	47,794,916	0	0	0	0						
TOTAL SUPPLIERS					0	47,794,916	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
otros pasivos circulantes	NOT APPLIED				0	14,026,368					0	0				
TOTAL					0	14,026,368	0	0	0	0	0	0	0	0	0	0
TOTAL					22,883,460	74,654,617	18,620,733	1,333,333	27,126,447	54,971,880	55,415,053	5,364,948	50,707,567	54,941,775	49,436,803	298,504,183

FOREIGN CURRENCIES	ACCOUNTING EXCHANGE RATE	
(1) DOLLARS	USD	11.96780
(2) EUROS	EUR	16.86143
(3) JAPANESE YEN	JPY	0.14512
(4) SWISS FRANC	CHF	12.98449
(5) STERLING POUND	GBP	19.13173
(6) PESOS	MXP	1.00000
(7) UDIS	UDI	4.58890

TYPE OF RATE

(7) FIXED RATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR

(8) LIBOR RATE
(9) FLOATING RATE
(10) DISCOUNT RATE
(11) TIIE RATE
(12) CETES
(13) FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**12,481,296**	**149,373,654**	**623,543**	**7,462,436**	**156,836,090**
LIABILITIES POSITION	**36,060,560**	**431,565,572**	**9,605,115**	**114,952,096**	**546,517,668**
SHORT-TERM LIABILITIES POSITION	6,117,671	73,215,070	957,731	11,461,934	84,677,004
LONG-TERM LIABILITIES POSITION	29,942,889	358,350,502	8,647,384	103,490,162	461,840,664
NET BALANCE	**-23,579,264**	**-282,191,918**	**-8,981,572**	**-107,489,660**	**-389,681,578**

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	12.3571
JAPANESE YENS	JPY	0.1526
STERLING POUNDS	GBP	19.3463
EUROS	EUR	16.5733
SWISS FRANC	CHF	13.2757
CANADIAN DOLLAR		12.4354

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHERS					0
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

DUE TO THE APPLICATION OF BULLETIN NIF B-10, EFFECTIVE AS OF JANUARY 2008, THE ANNEX OF RESULT FROM MONETARY POSITION IS SUBMITTED IN ZEROS.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0
Crude oil production (Tbd)		2,608	98.60
Gas production (MMcfpd)		6,919	98.60
REFINING		0	0
Atmospheric destillation capacity (Tbd)		1,540	76.10
Cadereyta		275	56.10
Madero		190	60.40
Minatitlán		185	87.70
Salamanca		245	74.00
Salina Cruz		330	84.20
Tula		315	89.20
Storage and distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0
Gas sweetening (MMcfpd)		4,503	77.30
Cactus		1,960	87.10
Nuevo Pemex		880	81.00
Ciudad Pemex		1,290	66.60
Matapionche		109	45.80
Poza Rica		230	54.60
Arenque		34	86.70
PETROCHEMICALS		0	0
Production capacity (Tt)**		10,276	89.00
Cangrejera		4,328	82.00
Cosoleacaque		2,150	100.00
Escolín **		55	0
Independencia		222	68.00
Morelos		2,286	96.00
Pajaritos		1,180	79.00
Tula **		55	0
Petrochemical products distribution center (Tt)		188,872	86.00

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

TBD - THOUSAND BARRELS PER DAY
MMCFPD - MILLION CUBIC FEET PER DAY
TB - THOUSAND BARRELS
TT - THOUSAND TONS
* NOMINAL CAPACITY POR THE PERIOD.
** THESE PLANTS WILL BE OUT OF OPERATION DURING 2011, IN ACCORDANCE TO THE ANNUAL OPERATION PROGRAM (POA).

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSATES	PEMEX EXPLORACION Y PRODUCCION			8.00
SOUR WET GAS	PEMEX EXPLORACION Y PRODUCCION			73.00
CRUDE OIL	PEMEX EXPLORACION Y PRODUCCION			74.00
SWEET WET GAS	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
Petroleum products	0	0	0		
Fuel oil	163	13,365,554	100.00		CFE
DIESEL	370	37,877,769	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. Gas	305	14,677,593	0.00		DISTRIBUIDORES
Magna Gasoline	731	70,428,169	100.00	PEMEX MAGNA	DISTRIBUIDORES
Premium Gasoline	56	6,157,319	100.00	PEMEX PREMIUM	DISTRIBUIDORES
Jet fuel	57	7,240,962	100.00		ASA
Other refined products	60	3,449,441	100.00		DISTRIBUIDORES
PETROCHEMICAL PRODUCTS	0	0	0.00		
Methane Derivatives (A)	367	1,680,155	80.00		
Ethane Derivatives (B)	337	4,504,255	46.00		
Aromatics & Derivatives (C)	71	1,084,658	41.00		
Propylene & Derivatives (D)	20	1,379,203	93.00		
Other petrochemical products (E)	344	911,411	0.00		
Dry gas	3,445	16,559,004	0.00		(F)
FOREIGN SALES					
Crude oil (Tbd)	1,372	138,393,763	0	(H)	(I)
Refined Products (Tbd)	191	15,884,985	0		(G)
Petrochemicals products (Tt)	111	724,052	0		(G)
Marginal effect from Subsidiary Companies' sales	0	17,148,201	0		
Services Income	0	1,233,623	0		
TOTAL		**352,700,117**			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2011**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
Crude oil (Tbd)	1,372	138,393,763		(H)	(I)
Refined Products (Tbd)	191	15,884,985			(G)
Petrochemical Products (Tt)	111	724,052			(G)
Marginal effect from Subsidiary Companies' sales	0	17,148,201			
Services income	0	1,233,623			
FOREIGN SUBSIDIARIES					

TOTAL	173,384,624	

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - FEBRUARY 2011 WAS TAKEN.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS OUT OF ORDER FOR INDEFINITE PERIOD OF TIME).
(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF THE FOLLOWING PRODUCTS TO THE DOMESTIC MARKET: ACRYLONITRILE.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT).
(G) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
(H) 82% OF TOTAL CRUDE OIL EXPORTS WERE MADE TO THE UNITED STATES, WHILE THE REMAINING 18% WAS DISTRIBUTED AS FOLLOWS: TO EUROPE, 10.0%, TO THE REST OF THE AMERICAN CONTINENT 2.0% AND TO THE FAR EAST 6.0%.
(I) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE FIRST QUARTER OF YEAR 2011 WAS 3.34%.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

NON APPLICABLE.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

AS OF JANUARY 1° OF 2008, TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE IN ACCORDANCE WITH THE PROVISIONS OF NIF B-15 OF "TRANSLATION OF FOREIGN CURRENCIES", AS FOLLOWS:
A) MONETARY ASSETS AND LIABILITIES: AT THE CLOSING EXCHANGE RATE .
B) NON-MONETARY ASSETS AND LIABILITIES AND EQUITY: AT THE HISTORICAL EXCHANGE RATE.
C) NON-MONETARY ITEMS RECOGNIZED AT THEIR FAIR VALUE, THE HISTORICAL EXCHANGE RATE WILL BE USED REFERED TO THE DATE IN WHICH SUCH FAIR VALUE WAS DETERMINED.
D) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
E) DIFFERENCE IN CHANGES ORIGINATED IN THE TRANSLATION, IS RECOGNIZED AS INCOME OR EXPENSE IN THE STATEMENTS OF OPERATIONS IN THE PERIOD IN WHICH THEY ARE ORIGINATED.
IN THOSE CASES IN WHICH THE FUNCTIONAL CURRENCY OF THE SUBSIDIARY COMPANIES IS DIFFERENT TO THE CURRENCY IN WHICH PETRÓLEOS MEXICANOS IS REPORTING, TRANSLATION IS MADE AS FOLLOWS:
A) ASSETS AND LIABILITIES ARE TRANSLATED AT THE CLOSING EXCHANGE RATE AND EQUITY IS TRANSLATED AT THE HISTORICAL EXCHANGE RATE.
B) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
C) EFFECT FROM TRANSLATION IS RECOGNIZED AS PART OF AN ITEM OF COMPREHENSIVE FINANCIAL INCOME OR LOSS WITHIN EQUITY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2011**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	280,798,323
TOTAL			0	0	0	0	0	280,798,323

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

PEMEX faces market risks caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have developed market risk management regulations, which are comprised of policies and guidelines that promote an integrated scheme for market risk management, regulate the use of derivative financial instruments (DFIs), and guide the development of hedging strategies and value at risk estimates.

Risk management regulations of Petróleos Mexicanos and the subsidiary entities establish that DFIs should generally be used only for the purpose of hedging. The use of DFIs for any other purpose must be approved in accordance with current internal regulations.

Petróleos Mexicanos and the subsidiary entities have the policy to reduce the impact of market risk on their financial results by promoting a balance between expected income cash flows from operations and those outgoing, which relate to their liabilities.

Finally, the PMI Group has implemented a separate regulatory framework for risk management which contains procedures and instructions to ensure the realization of essential risk controls, in accordance with industry best practices, such as generation of a periodic portfolio risk report for risk decision makers and management board. The PMI Group also has a risk management subcommittee which supervises DFIs trading.

Hydrocarbon Prices Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFIs as a mechanism to mitigate identified potential sources of risk.

Since 2003, PEMEX has been required to trade liquefied petroleum gas (LPG) under a price scheme imposed by the Mexican Government. This scheme fixes the sale price of LPG throughout Mexico and generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, PEMEX mitigated the market risk generated by this exposure by employing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG. During the first quarter of 2011 PEMEX did not made propane hedging.

P.M.I. Trading, Ltd. periodically trades operations with DFIs to mitigate risk generated by refined products and liquid gas purchases and sales conditions, thereby reducing the potential volatility of its net income. Likewise, PMI uses DFIs to hedge implicit risks and obligations acquired in its purchase-sale contracts. P.M.I. Trading, Ltd. policies establish an upper limit for capital at risk, which is compared on a daily basis with the value-at-risk portfolio in order to execute risk mitigation mechanisms if necessary.

We did not hedge any of our crude oil production for the years 2006, 2007, 2008, 2009, 2010 and the first quarter of 2011.

Foreign Exchange Rate Risk

Most of our debt is denominated in U.S. dollars or pesos. However, we borrow in currencies other than the peso or U.S. dollar. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase our costs of funding. Since 1991, we have entered into currency swaps to hedge against movements in exchange rates when we borrow in currencies other than pesos and U.S. dollars.

The underlying currencies of the swaps traded are euro, Swiss franc, Japanese yen and pound sterling against the US dollar, and Mexican peso against Mexican units of investment (UDIs).

DERIVATIVE FINANCIAL INSTRUMENTS

Due to the long-term of some debt instruments, the cross currency swaps associated with these instruments, include an option linked to certain credit events. If any of these credit events occurred, these swaps will end without any payment obligation for either party.

Interest Rate Risk

PEMEX constantly monitors risk generated by interest rate volatility in its debt portfolio. PEMEX contracts interest rate swaps (IRS) associated with its floating-rate debt, through which PEMEX pays fixed rate and receives floating rate, in order to establish an appropriate percentage of fixed rate and decrease interest rate exposure. Swaps in US dollars have as underlying the LIBOR rate; swaps in Mexican pesos are related to the TIIE.

Credit Risk

When fair value of DFIs is favorable to PEMEX, we face the risk that counterparties would not be able to meet their obligations. To reduce this risk, we monitor our counterparties' creditworthiness and credit risk exposure in our DFIs. During 2009, Petróleos Mexicanos entered into various long-term cross-currency swaps with recouponing clauses for risk mitigation purposes, pursuant to which PEMEX limited its credit exposure up to a specific threshold amount. Additionally, we enter into operations mostly with major financial institutions and maintain a diversified portfolio.

Instruments Entered Into For Trading Purposes

We enter into derivative transactions with the purpose of hedging financial risks related to our operations, assets or liabilities. Nonetheless, some of these transactions do not qualify for accounting treatment as hedges and are recorded in our financial statements as entered into for trading purposes, despite the fact that their profits or losses are offset by the profits or losses of the positions to which they are relate to.

Petróleos Mexicanos retains a synthetic long position on 58,679,799 shares of Repsol YPF, with the objective of maintaining corporate rights over these shares. This is accomplished by using four total return swaps under which Petróleos Mexicanos pays fixed amounts and receives total return on Repsol shares. Two of the aforementioned DFIs contain an option structure comprised of one short call and one long put spread.

Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the opposite position to those DFIs it offers to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the price risk to such parties. This system allows Pemex-Gas and Basic Petrochemicals to maintain its overall natural risk profile.

Derivative Financial Instruments Valuation

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis. Fair value represents the price at which one party would assume the rights and obligations of the other, and it is calculated for each DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

DERIVATIVE FINANCIAL INSTRUMENTS

The options contained in PEMEX's DFIs portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

Accounting

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("NIF C-10"), as issued by the Mexican Institute of Public Accountants, A.C., which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes, and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, forecasted transactions, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of NIF C-10 for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Comprehensive Financing Result (CFR).

As of March 31, 2011 and 2010, the fair value of PEMEX's DFIs was Ps. 10,165,428 and Ps. 2,142,073, respectively. These amounts include the DFIs designated as cash flow hedges and their net fair value of (Ps. 493,888) and (Ps. 125,169), respectively, which was recognized under other comprehensive loss.

DFIs designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and the change in their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item cash flows affect earnings.

As of March 31, 2011 and 2010, a net loss of Ps. 30,543 and Ps. 5,766, respectively, was reclassified from other comprehensive income into earnings in the CFR.

As of March 31, 2011 and 2010, PEMEX recognized a net income (loss) of Ps. 5,633,635 and (Ps. 2,083,166), respectively, in the CFR with respect to DFIs treated as non-hedges.

As of March 31, 2011 and 2010, in accordance with NIF C-10, PEMEX recognized several agreements relating to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX in foreign currencies, and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos as of March 31, 2011)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2011	2012	2013	2014	2015	Thereafter	
Interest Rate Swaps	Hedging	9,900,000	TIIE 28d = 4.8331%	TIIE 28d = 4.8750%	-912,183	-1,211,752	1,200,000	1,200,000	7,500,000	0	0	0	0
Currency Swaps	Hedging	101,727,082	MXN = 11.9678 1/EUR = 1.4158 1/GBP = 1.6028 JPY = 83.130 UDI = 2.6080 CHF = 0.9190 Exchange rates against US dollar.	MXN = 12.3571 1/EUR = 1.3384 1/GBP = 1.5612 JPY = 81.120 UDI = 2.7301 CHF = 0.9352 Exchange rates against US dollar.	3,975,614	5,771,686	3,070,334	985,310	16,921,513	9,105,759	985,310	70,658,857	0
Currency Swaps with credit linked options	Hedging	15,197,330	1/EUR = 1.4158 JPY = 83.130 Exchange rates against US dollar.	1/EUR = 1.3384 JPY = 81.120 Exchange rates against US dollar.	2,717,079	2,444,363	0	0	0	0	0	15,197,330	0

TABLE 1
Equity Derivatives
(in shares, except as noted, as of March 31, 2011)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value (in thousands of pesos)		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2011	2012	2013	2014	2015	Thereafter	
Equity Swaps	Trading	50,979,799	Repsol YPF = 24.333 Euro share price.	Repsol YPF = 20.876 Euro share price.	3,288,081	1,065,708	21,321,773	29,658,026	0	0	0	0	0
Equity Swaps with Embedded Options	Trading	7,700,000	Repsol YPF = 24.333 Euro share price.	Repsol YPF = 20.876 Euro share price.	1,003,323	655,037	7,700,000	0	0	0	0	0	0

TABLE 1
Natural Gas Derivatives
(in thousands of pesos, except as noted, as of March 31, 2011)

Derivative Type	Hedging/ Trading	Volume (In MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (In MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2011	2012	2013	2014	2015	Thereafter	
Long Swaps	Trading	39,824,943	3.71	4.09	-1,392,824	-2,563,670	31,922,855	5,787,284	2,096,054	18,750	0	0	
Short Swaps	Trading	-39,836,412	3.71	4.09	1,448,821	2,656,871	-31,929,330	-5,790,277	-2,098,054	-18,750	0	0	
European Put													
Long	Trading	446,840	3.71	4.09	17,166	38,935	446,840	0	0	0	0	0	
Short		-446,840			-17,168	-38,943	-446,840	0	0	0	0	0	
European Call													0
Long	Trading	8,107,806	3.71	4.09	24,975	26,925	3,691,398	2,335,436	1,078,108	874,764	128,100	0	
Short		-8,107,766			-24,964	-26,915	-3,691,358	-2,335,436	-1,078,108	-874,764	-128,100	0	
Digital Put													
Long	Trading	482,195	3.71	4.09	5,761	13,520	482,195	0	0	0	0	0	
Short		-482,195			-5,762	-13,525	-482,195	0	0	0	0	0	
Digital Call													
Long	Trading	497,145	3.71	4.09	0	1	497,145	0	0	0	0	0	
Short		-497,145			-0	-1	-497,145	0	0	0	0	0	

(1) Representative underlying asset value.

TABLE 1
Petroleum Products Derivatives
(in thousands of pesos, except as noted, as of March 31, 2011)

Derivative Type	Hedging/ Trading	Volume (In millions of barrels) [3]	Underlying value (U.S. $ per barrel)		Fair Value		Year of expected maturity date (in millions of barrels)						Collateral delivered [1]
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter[2]	2011	2012	2013	2014	2015	Thereafter	
Futures	Hedging	(4.8)	1.51048	1.21342	-204,484	-102,493	(4.8)	0	0	0	0	0	0
Over The Counter Swaps	Hedging	(3.6)	1.37306	0.95768	-330,981	-4,096	(3.6)	0	0	0	0	0	0
Exchange Traded Swaps	Hedging	(1.3)	1.42819	0.95273	-123,068	-9,522	(1.3)	0	0	0	0	0	0

Process of adoption of the International Financial Reporting Standards (IFRS) by Petróleos Mexicanos

Petróleos Mexicanos, in its character of securities issuer filed with the *Comisión Nacional Bancaria y de Valores* (Mexican Banking and Securities Commission), is carrying out all the necessary actions in order to adopt the *Normas Internacionales de Información Financiera* (International Financial Reporting Standards), which we refer to as "NIIFs", issued by the *Consejo de Normas Internacionales de Contabilidad* (International Accounting Standards Board).

Such actions involve to adequate its processes and train its personnel, in order to be able to successfully accomplish the implementation of the NIIFs, in the time frame established by the Mexican General Provisions applicable to security issuers and other participants in the securities market ("Issuers Circular").

Currently, Petróleos Mexicanos prepares both, individual and consolidated financial statements of Petróleos Mexicanos and its Subsidiary Entities under *Normas Específicas de Información Financiera Gubernamental* (Mexican Governmental Financial Reporting Standards for State Owned Companies or "Governmental Norms" or "NGs"), as consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and its Subsidiary Companies ("PEMEX"), under *Normas de Información Financiera* (Financial Reporting Standards).

The *Ley General de Contabilidad Gubernamental* (Mexican Governmental Accounting Law or "LGCG"), effective on January 1st, 2009, provides that Petróleos Mexicanos and its Subsidiary Entities must be in compliance with this law, since they are State Owned Companies. Pursuant to this Law, the *Consejo Nacional de Armonización Contable* ("National Counsel for Accounting Harmonization" or "CONAC") was created and it is responsible for issuing the guidelines and rules that must be abided to, among others, by the State Owned Companies. Petróleos Mexicanos is working with such Counsel and with the *Dirección General de Contabilidad Gubernamental de la Secretaría de Hacienda y Crédito Público* (General Direction of Governmental Accounting of the Ministry of Finance) with the purpose of creating a work group that jointly determines detailed guidelines PEMEX must abide to in order to be in compliance with such Law.

The above is worth mentioning due to the fact that Petróleos Mexicanos must aim its efforts to adjust its systems and internal processes, to comply with the requirements of both the LGCG and the NIIFs, all in the time frame established in the applicable law for delivery of information.

In addition, at the same time, the Director General's Office of Petróleos Mexicanos has established a clear vision in order to implement what has been denominated PEMEX Projects Platform ("P3") as an impulse and integrator of improvements to the business processes, in which homologated processes are operated through standardized systems, in order to optimize the use of resources and support the process of taking decisions.

The Finance Process is highlighted within this Platform, one of the processes that constitute the Processes Institutional Catalogue of PEMEX, and which is the central core for implanting P3 in the technological platform denominated Basis Technological Platform (PTB), in an "Enterprise Resource Planning" (ERP) transactional system.In accordance with the above, PEMEX requires to device a project that leads to the implementation of a technological solution that supports the financial activities of the entity, throughout all of its value chain, under the principle of incorporating leading business practices, which allow access to a flexible, swift and efficient process.

The technological solution should go beyond towards adopting a new system with the latest technology used by the worldwide most important corporations. The project is an opportunity to transform the entity in its financial transactions and take it to a competitive model in the domestic and international markets.

It is important to highlight that Petróleos Mexicanos is still performing the necessary activities in order to comply in a timely fashion with the scheduled date for starting the system operations, procedures and financial registries in accordance with the provisions of the NIIFs and the LGCG.

Currently, PEMEX's personnel in conjunction with the consultant firms Accenture S.C. and Mancera, S.C. are analyzing the impact of the adoption of the NIIFs and is exploring to have an alternative plan, which would imply developing a temporary solution based on an automated application that allows to determine and apply the necessary adjustments to the final balances under NG, in order to attain financial information in accordance to the provisions of the NIIFs. This temporary solution is expected to be completed by the end of 2011.

It should be highlighted that among the main impacts that PEMEX shall withstand due to the adoption of the NIIFs, are those related to fixed assets and the valuation of inventories usingabsorbing costs method. Currently, we have an important breakthrough in identifying and segregating fixed assets by components and we are working very closely with the expert technicians in the administration and maintenance of fixed assets, in order to perform the technical studies to establish their values and useful life related to depreciation, in accordance to the provisions of NIIF 1 "First Time Adoption of the International Regulations of Financial Information" and of NIC 16 "Properties, Plant and Equipment". We highlight the fact that breaking down properties plant and equipment by components and determining their useful life and value to PEMEX's plant and equipment is a complex process, given the characteristics and volume of fixed assets PEMEX has.

In connection with the valuation of inventories, as a result of the amendments to Mexican FRS-04 "Inventories", which became effective for fiscal year 2011 and which require inventories valuation should be made using absorbing costs method. PEMEX is performing the corresponding adjustments to its systems in order to comply with such requirement.

In December, 2010, the Corporate Direction of Information Technologies and Business Processes of Petróleos Mexicanos, determined that the technological platform, base for the development of the solutions supporting P3, will be SAP. On the same hand the bidding process for contracting the consulting services for the development of the solution for the standardization of the financial process in PEMEX, the adoption of the IFRS and the changes in NG. The winner consulting firms of the bidding process were Accenture, S.C. and Mancera, S.C.

On January 4, 2011, the corresponding contract with the above mentioned consulting firms was executed and the works to comply with the requirements of the LGCG, the CONAC and the CNBV began.

Identification of the responsible persons or areas:

	Name
Name of the area and responsible person:	Ignacio Quesada Morales Chief Financial Officer Mauricio Abraham Galán Ramírez Corporate Director of Information Technologies and Business Process
Members of the transition team (mention to which area they correspond):	Víctor Manuel Cámara Peón Deputy Director of Accounting, Fiscal and Financial Control Francisco Javier Torres Suárez Accounting Manager Benjamín García Medina Advisor of the Deputy Direction of Accounting, Fiscal and Financial Control
Name of the coordinator (as the case may be):	Víctor Manuel Cámara Peón Deputy Director of Accounting, Fiscal and Financial Control
Firm of the External Auditors:	KPMG Cárdenas Dosal, S.C.
Firms of the External Advisors hired for the transition, other than the Auditor (as the case may be):	Accenture, S.C. and Mancera, S.C.

a) Training

According with the Time Frame Activities described below, the implementation process of the NIIFs will be developed through several stages. In the stage denominated Diagnostic, the team of the Project will be trained in the following subjects:

- International Financial Reporting Standards;
- International Accounting Principles;
- Strategies for Administration Change;
- Functionality Solutions of NIIFs, in:
    - ("SAP") and associated modules
    - Oracle – Hyperion

In the Implementation stage there is a plan to train personnel of the processes that may have been affected by this Project.

Direct participants in the Implementation

The training plan is hereby submitted for PEMEX's personnel, regarding technical knowledge required for the analysis and preparation of financial information under NIIFs:

Personnel of the Issuer	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Reason)
Directors and relevant personnel of the issuer: - Director General - Chief Financial Officer - Other Executive Officers and relevant personnel	Jan 4, 2011	Nov 18, 2011		
Members of the Committees of the Board of Directors: - Members of the Audit and Performance Evaluation Committee	Jan 4, 2011	Nov 18, 2011		
Personnel responsible for the preparation and presentation of financial information under NIIFs: - Leader of the work team - Responsible Personnel - Auxiliary Personnel	Jan 4, 2011	Jun 17, 2011		
Others (detail): Personnel with experience in the areas of information technologies and operation, which will receive training in the scope of their corresponding tasks.	Jan 4, 2011	Jun 17, 2011		

The official initial works of the project were made on March 29, 2011 in a meeting presided by Juan José Suárez Coppel, our Director General, and the attendance of the Corporate Directors, Directors General of our Subsidiary Entities and Subsidiary Companies and the finance representatives of the financial, operative and TI areas of PEMEX to emphasize the importance of this project.

Indirect participants in the Implementation

The training plan is hereby submitted for other areas of PEMEX, which will be indirectly involved in the implementation of the NIIFs:

	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Reason)
Name of the area: The training will be focused in the following areas: - Operative Areas that generate the Accounting Registry. - Areas that generate the International Financial Reporting Standards. - Areas that generate consolidation and disclosure of the financial statements. - Areas that carry out costs accounting. - Areas that carry out the internal financial control.	Nov 14, 2011	Apr 27, 2012		
Others (detail): During the development of the implementation process of the NIIFs, the transfer of knowledge over the applications of the information technologies to the personnel of Petróleos Mexicanos is planned.	Feb 8, 2011	Apr 27, 2012		

b) Time Frame Activities

PEMEX plans to carry out the necessary actions to adequate its processes and train its personnel, in order to accomplish the adoption of the NIIFs, and be able to disclose, in a timely fashion, to the CNBV, to the *Bolsa Mexicana de Valores, S.A.B. de C.V.* (Mexican Stock Exchange), and to the public in general, the financial results of PEMEX as of the first quarter of 2012, with compared data against the same period of 2011, and under the same regulation, in terms of the Second Transitory Article of the Resolution that Amends the

Issuers Circular, published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on January 27, 2009.

The Project will be developed through the following stages:

Diagnostic:

- Project planning to adopt the NIIFs.
- Training on NIIFs.
- Detailed study of the differences between NGs and the policies adopted by PEMEX with NIIFs.
- Analysis and determination of the impact in Petróleos Mexicanos, its Subsidiaries Entities and Subsidiary Companies, by the adoption of NIIFs and changes to NGs.
- Analysis of the current financial process.
- Detailed study of the findings.
- Determination of the impact on the internal control system.
- Review of the accounts catalogue.
- Determination of the need to apply valuations to fixed assets or other mechanisms.
- Evaluation of the impact on the systems.
- Preliminary study of the probable economic impact by the adoption of the NIIFs.
- Analysis of the internal and external communications.
- And other activities that may be identified in this stage.

Design:

- Detailed design of the homologated financial process.
- Flow diagram of impacted procedures by the adoption of the NIIFs and changes in NGs.
- Business Plans for integral solutions.
- Restructure of information regarding fixed assets.
- Cost absorbing systems.
- Accounts catalogue.
- Parallel accountings to comply with both NGs and NIIFs.
- Consolidation system.
- Internal control of the cycles-procedures impacted by the adoption of the NIIFs and changes in NGs.
- Definition of internal and external communication strategies.
- And other activities that may be identified in this stage.

Development:

- Configuration in SAP (including the functionality that allows the registry of an operation under diverse accounting regulations, known as NewGL, among others).
- Construction of applicatives.
- Modifications to *Legacy systems* (Developed Applications to address operative needs).
- Construction of the cost systems (configuration of SAP or external system).
- Transfer of technical and business knowledge.

- Elaboration of internal regulation for impacted operations by the adoption of NIIFs and changes in NGs.
- Consolidated system for NGs and NIIFs.
- Determination of the initial balance sheet.
- Detailed determination of the economic impact by the adoption of NIIFs.
- Determination of the data for the financial results of the quarters of 2011.
- Management of Change.
- Tests to the internal control design.
- Functional and integral tests.
- And other activities that may be identified in this stage.

It is important to highlight that PEMEX is evaluating carrying out tasks in a parallel fashion to develop a temporary solution, based on an automated application that allows us to determine and make the necessary adjustments to the NGs final balances, to attain financial data in accordance with the provisions of the NIIFs. For this temporary solution we will be based on the work and conclusions arrived to during the Diagnostic Stage previously described.

Implementation:

- Homologated financial process.
- Gradual productive implementation:
-
    - NIIFs temporary solution — January 1, 2012
    - NIIFs and NGs definitive solution — April 1, 2012
    - Production costs system — July 1, 2012
    - Integral costs system — August 2, 2012
    - Disclosures and other accounting aspects — September 1, 2012
- Subsequent support to the implementation (it is considered at least in the execution of 2 quarterly closings).

Estimated date of adoption:	January 1, 2012

Stage 1. Communication

Activity	Estimated Initial Date	Starting Date	Estimated Final Date	Finalized	Progress Percentage (%)	Comments
1.Coordination among the General Direction of the issuer with all the areas involved and related Companies that may be consolidated or incorporated.	Jan 4, 2011		Feb 28, 2011	28-Feb-2011	100% (one hundred per cent)	
2.Design and communication of the disclosure and training Plan.	Jan 4, 2011		Jun 17, 2011		50% (fifty per cent)	Plan and communication strategies are being prepared
3. Others (detail).						

Stage 2. Evaluation of accounting and business impacts.

We have held meetings to obtain all of the information of current status (As Is) of accounting policies, the system supporting operation and records and to identify available data. We look forward determining the existent gap in comparison with future condition (To Be) and identifying impact and effort as a result of the adoption of IFRS.

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
1. Preliminary identification of the accounting impacts that require specific actions (diagnostic of the main differences between valuation and disclosure).	Jan 4, 2011		Jun 17, 2011		35% (thirty five per cent)	In the Diagnostic stage there is a plan to elaborate an exhaustive analysis of the impact of NIIFs, NGs and Costs System.
2. Choices between the available options of NIIF 1 (first time application) and review of provisions and estimations.	Jan 4, 2011		Jun 17, 2011		65% (sixty five per cent)	Expected Product within the Diagnostic Stage.
3. Definition of new accounting policies according with different alternatives contemplated by NIIFs.	Feb 28, 2011		15 Nov, 2011		10% (ten per cent)	Expected Product within the Diagnostic and Design Stages.
4. Evaluation of the impacts in the information systems, internal control, etc.	Feb 28, 2011		Aug 31, 2011		0% (zero per cent)	Expected Product within the Diagnostic and Design Stages.
5. Identification and evaluation of elements that affect development measures of the issuer (financial ratios, etc.).	Feb 28, 2011		Aug 31, 2011		0% (zero per cent)	Expected Product within the Diagnostic and Design Stages.
6. Identification and review of contracts and other agreements that may be amended with respect to the transition to NIIFs, as well as possible violations to commitments or covenants.	Feb 28, 2011		Aug 31, 2011		10% (ten per cent)	Expected Product within the Diagnostic and Design Stages.
7. Detail of additional disclosures in the notes of the financial statements for	Feb 28, 2011		Aug 31, 2012		0% (zero per cent)	It has been planned that disclosures under NIIFs are one of

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
implementation of NIIFs.						the last deliverable products of the adoption process.

Stage 3. Implementation and parallel elaboration of financial reports under NIIFs and current accounting regulations

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
1. Identification of the principal changes in the execution of the computing systems required for elaboration of the financial statements under NIIFs, both for the information flow and for the preparation process of such financial statements.	Feb 28, 2011		Oct 31, 2011		10% (ten per cent)	In the Diagnostic Stage, there is a plan to elaborate an exhaustive analysis of the impact to the systems and it shall be complemented in the Design Stage.
2. Identification of documents and new or complementary reports to the current reports issued under the changes of information systems, as well as new concepts required by NIIFs.	Feb 28, 2011		Oct 31, 2011		10% (ten per cent)	Expected Product within the Diagnostic and Design Stages.
3. Analysis of the economic situation and the financial results of the issuer, identifying adjustments and necessary evaluations to convert the credit or debit balance, at the date of the transition to NIIFs.	Feb 28, 2011		Feb 29, 2012		0% (zero per cent)	These works will be elaborated within the project in the Development and Implementation stages. The determined financial data will be audited by an external Accounting Firm that complies with the requirement of independence.
4. Preparation of the opening balance under NIIFs, and reconciliation of financial results and consolidated equity against NIIFs.	Feb 28, 2011		Feb 29, 2012		0% (zero per cent)	These works will be elaborated within the project in the Development stage. The determined financial data will be audited by an external Accounting Firm that complies with the requirement of

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
						independence.
5. Design and adaptation of the quality control procedures in the financial information in order to guarantee its reliability.	Apr 4, 2011		Mar 30, 2012		0% (zero per cent)	These products will be obtained in the Design and Development stages.

Concluded Activities

As of the date of the present document, Petróleos Mexicanos continues to perform all the necessary actions in order to adopt the IFRs, and according to the above, the stages related to implementation have not concluded yet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Arturo Delpech Del Ángel
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: July 6, 2011

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of JUNE 2011

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: 06/10/2011

By: Noella Lessard
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations Noella Project – Summer 2009 – Virginia Mines Inc. – March 2011

Prepared by: Mathieu Savard, B.Sc., P. Geo., Virginia Mines Inc. and Jérôme Lavoie, Project Geologist – Virginia Mines Inc.

8 paper copies

000-29880
Commission File Number

ITEM 1 : TITLE PAGE



Technical Report 43-101A1

Technical Report and Recommendations
Noella Project, Summer 2009

VIRGINIA MINES INC.
March 2011

Prepared by:

Mathieu Savard, B.Sc., P.Geo.
Senior Project Geologist
Virginia Mines Inc.

and

Jérôme Lavoie, Eng. M.Sc
Project Geologist
Virginia Mines Inc.

ITEM 2 : TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES AND MAPS

LIST OF PICTURES

LIST OF APPENDICES

ITEM 3 : SUMMARY

After a few years of inactivity on the Noella project, an exploration program was designed in 2009. It had for objectives to identify the processes responsible for gold occurrences hosted in banded iron formations (BIF), to remap most of the former trenches and to systematically prospect the property. Gold-bearing drillholes were also reviewed. A till sampling survey was also carried out in July and August, during the exploration program.

Remapping of trenches confirmed that several features are associated with gold-bearing banded iron formations. The first one is the presence of sulphide zones within the banded iron formations mostly dominated by arsenopyrite and pyrrhotite. The second one is the presence of quartz-flooding and quartz veining within the sulphide- and silicate-rich banded iron formations. Both of these occurrences are intimately associated with gold mineralization hosted in banded iron formations. Moreover, they are spatially associated with faults and fractures crosscutting the BIF at high angle. It is believed that these fractures and faults represent the conduct used by the gold-bearing fluids to pervade across the banded iron formation (BIF) and to generate features such as replacement of magnetite by silicates and sulphides and by the presence of quartz veining and flooding. Most of the high-grade gold values were obtained from zones presenting all these features in the Bear Iron Formation. However, the mineralized envelopes are most commonly thin (up to metric widths) and are not consistent along this BIF. They appear to form pervasive halos along fault planes. Several fractures and fault planes were observed and one of them was modelized to illustrate the geometrical challenge it may represent to interpret the 3-D extension of the gold ore shoot given the attitude of the BIF and the faults and fractures crosscutting it.

In addition, sheared contacts between the BIF and basalts or paragneisses also appear to have generated a few high-grade gold values but to a lesser extent. These occurrences are particularly present in the Dead Mouse Extension and the Bourdon showings areas. These gold occurrences associated with sheared contact also present replacement of magnetite by silicates and sulphides, and quartz veining and flooding.

Systematic prospecting over the property led to the discovery of the Maika showing which is located on the north limb of the folded dead mouse iron formation (BIF-1). It returned values of 2.58 g/t Au over 1.50 meters (NOE-TR-09-02) and 0.96 g/t Au over 3.50 meters (NOE-TR-09-01).However, lateral extensions of the Maika showing remain limited on both sides.

For the advance of the project, a special attention should be brought to de-magnetized BIF along magnetic breaks that could possibly host gold mineralization. A high-definition magnetic survey with a 50-meters line spacing combined with a soil sediment survey looking for arsenic anomalies would certainly help finding the features associated with gold mineralization in BIF on the Noella project.

ITEM 4 : INTRODUCTION AND TERMS OF REFERENCE

Following four years of relative inactivity, Virginia Mines undertook an exploration program on the Noella property in 2009. The program was elaborated to systematically prospect and maps the grids. It also had for objectives to prospect for gold-bearing boulders and to revisit and to remap several trenches opened in the past but not necessarily well-understood. Several drillhole intersections were also re-examined. Meanwhile, a systematic till survey was performed over the property.

This report provides the status of current technical geological information relevant to the latest Virginia Mines exploration program on the Noella project in James Bay and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 : DISCLAIMER

The first-author Mathieu Savard, B.Sc. in Geology and Virginia's Senior Project Geologist, supervises all fieldwork conducted by Virginia Mines on the Noella property. Co-author Jérôme Lavoie, B. Ing. and M.Sc in earth science, participated and supervised field work with the first author. The till survey sampling was performed by the staff of Services Techniques Geonordic (Rouyn-Noranda) under the supervision of Rémi Charbonneau from Les Consultants Inlandsis (Montréal).

ITEM 6 : PROPERTY DESCRIPTION AND LOCATION

At the time of the fieldwork, the Noella property was composed of one block of 192 claims covering approximately 92 km^2 in the James Bay area. The property is located 115 kilometers ESE of the LG-4 airport owned by Hydro-Québec (Fig. 2) and 40 kilometers to the south of the Transtaiga all-season road. See Appendix 2 for the list of claims.

Geographical references and NTS sheets covered by the Noella property area are shown below :

Latitude:	53° 37' North
Longitude:	72° 54' West
NTS:	23E/12 & 33H09
UTM zone:	18 (NAD 83)
Coordinates:	703 700 mE
	5 945 900 mN

ITEM 7 : ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRA-STRUCTURE AND PHYSIOGRAPHY.

The Noella property is located in the central part of the province of Québec between the Caniapiscau reservoir to the northeast, the LG-4 installations owned by Hydro-Québec to the west and the Mont Otish area to the south (Fig. 1). Field operations were conducted from the Noella camp which is owned by Virginia Mines Inc. and located on the property. The Noella camp is located 57 kilometers southeast of the Mirage outfitter facilities where are located a landing strip and a hydrobase. The camp and the property are only accessible by float- or ski-equipped aircrafts and helicopters. Personnel and supplies were brought by road to Mirage utfitter floatplane base and then by plane to the camp. Mirage is accessible by the all-season Transtaiga gravel road (Fig. 2).
An Astar BA (Canadian Helicopters) was used for crew and material transportation. The helicopter was also used for the till survey as well as for staff transportation when performing traverse remote from base camp.

The landscape of the area is relatively flat with regions covered by low-altitude rounded hills. Vegetation is typical of taiga including areas covered by forest with others, typically at the top of hills, devoid of trees. Large swamps occupy most of the valleys. The hydrographic network is well-developed withthe La Grande and Sakami rivers being the major watercoursesLarge lakes occupy a significant portion of the landscape.

ITEM 8 : HISTORY

Property ownership

The property is 100%-owned by Mines Virginia Inc. Cambior Inc (Iamgold) retains a 1% NSR royalty on the property which comprises 192 designated claims for a total surface area of 92 km^2 (Figure 2).

Previous works

Virginia Gold Mines staked the property in 1998 following a reconnaissance mapping and prospecting program. During the 1998-2003 period, Virginia carried out one airborne MAG-EM survey, two IP surveys, two stripping programs, three prospecting programs and a 34-hole shallow diamond drilling campaign. Many gold-rich samples and showings were discovered during this period including the Sous-Marin **(264 g/t Au in grab, 8.01 g/t Au over 0.38 m)**, Dead Mouse **(5.1 g/t Au over 2 m)**, Dead Mouse Extension **(5.9 g/t Au over 3.8 m)**, Bourdon

(5.33 g/t Au over 10.7 m) and Bear **(5.4 g/t over 4.9 m)** showings (maps 2 and 4). Best results from the drill campaign were **12.47 g/t Au over 1.95 m**. In 2005, Virginia undertook two ground geophysical surveys (MAG, IP and Max-Min), three small till programs and a limited 7-hole diamond drill campaign. Best results from drilling were **0.81 g/t Au over 7.2 m, including 2.19 g/t Au over 2.2 m.** Gold-rich boulders and till samples have also been found on the property. The source of some of these anomalous boulders and tills, particularly in the southeastern part of the property, have not been explained yet.

Table 1: Summary of previous work on the Noella property. Modified after Huot and Archer (2005).

Geological Survey of Canada (1966)
- Reconnaissance mapping at a scale of 1: 1 000 000 by Eade.
SDBJ (1978)
- Lake sediments geochemical survey of the Nitchequon Lake area.
Ministry of Natural Resources of Québec (1996)
- Lake sediments geochemical survey of the Nitchequon Lake area.
Ministry of Natural Resources of Québec (1998)
- Geological mapping of the NTS 23E sheet at a scale of 1:250000, and discovery of mineralization at Duhesme-1 to 5 sites, later becoming part of the Noëlla property.
Mines d'Or Virginia - Cambior JV (1998)
- Reconnaissance mapping and prospecting of the eastern portion of 33H sheet and western portion of 23E sheet and staking of PEM (permis d'exploration minérale) 1422, 1451 and 1421.
- Helicopter-borne EM-Mag surveys by Sial Géosciences inc. on all PEM.
Mines d'Or Virginia - Cambior JV (1999)
- Reconnaissance mapping and prospecting of PEM 1422, 1451 and 1421, Caniapiscau Project and discovery of the Sous-Marin (264 g/t Au) and Dead Mouse showings (2.5 g/t Au), both in MEP 1421 (Noëlla).
Mines d'Or Virginia - Cambior JV (2000)
March
- 78.0 km of line cutting, 69.0 km of IP and ground magnetic surveys (Sous-Marin grid).
Summer
- Mapping at a scale of 1:10000 of the Sous-Marin grid and geological reconnaissance around the Dead Mouse showing and discovery of Dead Mouse Extension (up to 5.9 g/t Au over 3.8 m).
Mines d'Or Virginia - Cambior JV (2001)
August to September
- 52.4 km of line cutting, 47.4 km of IP and ground magnetic surveys (Sous-Marin grid).
September
- Mapping at a scale of 1:2500 of the Dead Mouse grid and discovery of Bear showing (up to 5.4 g/t Au over 4.9 m).

<u>**Mines d'Or Virginia (2002)**</u>

August to September

- 43 trenches performed by Super Hoe on the Dead Mouse grid, with detailed mapping and channel sampling.

<u>**Mines d'Or Virginia (2003)**</u>

February to March

- 34 holes on 19 different targets were drilled over the Dead Mouse showings for a total of 1821 m.

September to October

- 18 trenches performed by Super Hoe in the South East, Sous-Marin and Dead Mouse areas, with detailed mapping and channel sampling.

<u>**Mines d'Or Virginia (2005)**</u>

March-April

- Grid cutting plus IP, Max-Min and ground magnetic geophysical surveys on East-West and BIF-Est grids.

<u>**Mines d'Or Virginia (2005)**</u>

May-June 2005

-Seven diamond drill holes were drilled for a total of 1290 m on the Dead Mouse, Sous-Marin and East-West grids

ITEM 9 : GEOLOGY

Regional geology

The Noella property lies at the eastern extremity of the Lac Duhesme Archaean volcano-sedimentary belt, which is a segment of the prolific La Grande auriferous sub-province (Lamothe et al., 2000).. This volcanic belt is composed of units of the Duhesme Group that are intruded by mafic to ultramafic sills of the Dutreuil Suite. All of these units are found as enclaves in the tonalitic plutons of the extensive and younger Joubert Suite.

In the property area, the Duhesme Group is composed mostly of metabasalt, metakomatiite, lithic metawacke and iron formation of the Dalmas Formation (Figure 3; Lamothe et al., 2000). The iron formation horizons, an important host of gold mineralization on the Noella property, are generally folded and less than 10-meter thick. Oxide, silicate and sulphide facies iron formation are present. A band of polymictic conglomerate of the Thor Formation is interpreted to exist just to the south of the property. An unconformity separates this conglomerate from the underlying volcano-sedimentary Dalmas Formation. Younger metaperidotite, metapyroxenite and metagabbro sills, probably belonging to the Dutreuil Suite, as well as late felsic rocks of the Lariboisière and De Tilly Suites, also occur on the property. A tonalite intrusion of unknown dimension, also known to host gold mineralization, occurs in the northeastern part of the property.

Most of the rock units in the area of the Noella property have been metamorphosed to the amphibolite facies. Mapping by Lamothe (2000) indicates that the deformation was polyphased. Bedding structures are rare in the area, and the dominant fabric is given by the Main foliation (Sp) mineral foliation which generally strikes east-west with moderate to steep dips to the north. Work by Virginia indicates that the gold mineralization on the property is controlled to a large extent by east-west structures.

Many glacial landforms including rogens and drumlins are displayed on the Noella Property in association with the dominant and youngest ice flow to the southwest (N230° to N245°). An esker system, also oriented to the southwest, runs across the center of the property. This glacial geologic context (Prest et al., 1967; Fulton, 1995) is favorable for the application of indicator tracing technique (McClenaghan and Kjarsgaard, 2007).

Local geology

The dominant geological feature of the property is the open fold pattern that is evident on the magnetic susceptibility map (Figure 12). This magnetic unit and its associated EM conductors correspond to BIF and ultramafic rocks that occur within a volcano-sedimentary sequence that includes mafic to intermediate volcanics, siliciclastic sedimentary rocks and tonalite. Most of the exploration work was concentrated in three zones: (1) the Dead Mouse grid, (2) the Sous-Marin grid and (3) the E-W and BIF-Est grids in the SE area.

Dead Mouse grid. The stratigraphic sequence on the Dead Mouse grid comprises, from base to top, (a) footwall metasedimentary rock (conglomerate, sandstone, wacke, arenite) cut by granitic pegmatite, (b) BIF-1 or the Bear iron formation (oxide and sulphide facies), (c) hangingwall basalt and (d) BIF-2 or the Dead Mouse iron formation (oxide and silicate facies) within (e) an interlayered sequence of komatiite, komatiitic basalt, amphibolite and sulphidic/graphitic exhalite (Figure 38). This exhalite horizon may represent a lateral equivalent of either the Bear or Dead Mouse BIF.

The southwestern part of the Dead Mouse grid is dominated by an open synform that plunges to the east, as supported by ground magnetic (Figure 37). This synform probably affects previously-folded strata, and may itself be affected by a later phase of deformation. The northeastern part of the grid is more complex, but field observations suggest the existence of an antiform that also plunges to the east. Together, the synform and antiform produce a Z-shaped fold pattern.

Gold mineralization on the Dead Mouse grid appears to be stratabound and is chiefly associated with sulphide-quartz veins and replacement zones within iron formation.

SE area. The lithostratigraphic sequence in the SE area is similar to that of the Bear sector on the Dead Mouse grid, with BIF occurring between wacke horizons and the overlying mafic volcanic units that are cut by mafic dykes and pegmatites.

The SE area is dominated by an E-W fold that closes to the west. Minor folds in the BIF have vertical axial planes with axes that plunge steeply to the east. The ground magnetic susceptibility map suggests that the axial zone of the fold has been intensely transposed.

Like the Dead Mouse grid, gold mineralization in the SE area is chiefly associated with quartz veins and sulphide zones that occur within the BIF.

Sous-Marin grid. Outcropping areas are limited on the Sous-Marin grid due to the presence of extensive overburden, particularly in the western part of the grid. However, based upon ground geophysics and available outcrops, a lithostratigraphic sequence has been identified that is composed, from base to top, of tonalite gneiss, basalt/amphibolite, ultramafic rock and foliated tonalite intrusive, all cut by late gabbroic dykes. The tonalite is composed of plagioclase, quartz, biotite and amphibole. At least two networks of quartz veins crosscut the tonalite: an E-W-oriented set with moderate to steep dips to the north and a flat vein set.

The strata layering and main schistosity are generally oriented E-W with shallow to moderate dips to the north. An intense stretching lineation oriented ENE and plunging shallowly to the east is ubiquitous. The strata, and possibly the quartz veins, have been folded along E-W fold axes with shallow easterly plunges.

On the Sous-Marin grid, gold mineralization is chiefly associated with narrow quartz-sulphide veins that occur within an E-W shear.

ITEM 10 : DEPOSIT TYPE

This section is not applicable to this report.

ITEM 11 : MINERALIZATION (HISTORICAL)

Gold mineralization on the Dead Mouse grid is the most extensive of the property and several sub-economic to economic zones have been identified at surface (Figure 13). Gold occurs in stratabound, structurally-controlled horizons in the hinge zone and along the flanks of the major east-plunging synform. Exploration work at surface indicates that gold occurs mainly at two stratigraphic levels: the Bear iron formation (BIF-1) and the Dead Mouse iron formation (BIF-2). However, diamond drilling along this structure near the gold showings in BIF-1 suggests that a third mineralized BIF horizon may exist in the metasedimentary rocks below BIF-1.

The iron formations exhibit three facies: oxide, silicate and sulphide. Gold mineralization occurs predominantly in the sulphide facies. BIF-1, the most promising mineralized horizon, forms a curvilinear zone almost 1-kilometer long, corresponding to the hinge of the SW synform. This 8 to 10-meter thick iron formation hosts the Bear, Dead Mouse Extension and TR-02-22 showings, among others. Gold, As and Sb are associated with zones of sulphides and quartz veining within the iron formation. The host iron formation comprises alternating layerings of quartz-hornblende-grunerite and pyrrhotite-pyrite ±arsenopyrite.

The Dead Mouse showing, discovered in 1999, corresponds to a strong airborne EM anomaly occurring within a discontinuous 100-meter-long iron formation belonging to the BIF-2 horizon. The iron formation is composed of a lower oxide facies overlain by a silicate facies, and forms a crenulated horizon having a general northwest orientation and shallow to moderate dips to the east. Channel samples returned up to **5.1 g/t Au over 2 m and 3.7 g/t over 2.5 m.** Gold is thought to be associated with quartz veins.The Bourdon showing was discovered in 2000 approximately 1 kilometer to the NE of the Dead Mouse area along the NE antiform. It is associated with an IP anomaly and was interpreted to be part of BIF-2, However, work done in 2002 suggested that this showing made up of associated chert-sulphide and graphite-bearing BIF could be a lateral stratigraphic equivalent of BIF-1. Gold is found in a stratabound horizon marked by sulphides and quartz veins and veinlets that transects the banded iron formation. Channel sampling returned values of **5.33 g/t Au over 10.7 meters and 1.02 g/t Au over 16.9 meters** from trenches 25meters apart. Three shallow drill holes (Savard, 2003) tested the showing in 2003.Only one cut a significant mineralized interval at depth **(2.03 g/t Au over 1.37 m).** An additional hole was drilled in 2005 (Huot, 2005) to test the extension at depth of the gold-bearing quartz veins in the N-S shear zone of the Bourdon showing. No BIF was intersected. The drillhole rather encountered a 4-meter thick interval of whitish rock with minor pyrrhotite, pyrite, K-felspar, quartz, muscovite and tourmaline.

The Dead Mouse Extension showing was discovered in 2000 approximately 450 meters to the NW of the Dead Mouse showing. Grades up to **5.9 g/t Au over 3.8 meters** were obtained from channel samples. A diamond drill program designed to intersect the significant surface gold zone at depth returned weak gold values from most of the holes with the exception of hole NO-03-08A which cut **12.47 g/t Au over 1.95 meters.** Drilling confirmed that Au is controlled mainly by the abundance of quartz veins within the BIF. The Bear showing forms a 100-meters long panel of near economic to economic gold values at surface near the fold hinge. It occurs approximately 200 meters to the south of the Dead Mouse Extension showing along the same BIF horizon, and 475 meters to the west of the Dead Mouse showing. Values up to **5.4 g/t Au over 4.9 meters** and **10.84 g/t Au over 4 meters** were obtained from channel samples. Drilling returned values up to **4.37 g/t Au over 1.71 meters and 5.65 g/t Au over 1 meter**. Again, gold mineralization is associated with the presence of structurally-controlled quartz veins. Two additional holes drilled in 2005 indicated that the dip of the BIF horizons flattens towards the center of the synform. Significant gold mineralization continues to be present along the BIF horizon towards the southeast SE, and includes **3.03 g/t Au over 4.5 meters** in TR-02-22 and **2.4 g/t Au over 1.4 meters** in TR-02-23.

Approximately 5.25 kilometers to the northeast of the Dead Mouse grid, gold and copper mineralization is hosted by fine-grained and strongly foliated tonalite within a 0.5 km long by 0.2 km wide zone on the Sous-Marin grid. This tonalite hosts goldbearing quartz veins within shear zones that range up to 25-m long. The veins are composed of accessory minerals such as plagioclase, amphibole, epidote and chlorite. At least two vein sets are present: (1) E-W, parallel to the main foliation, usually with moderate to steep northerly dips, generally less than 5 cm thick and boudinaged along sub-horizontal stretching lineation with 1-5% pyrite with traces of chalcopyrite; (2) NW-oriented, shallow dips to the northeast, 15-30 cm thick, generally barren except for a pyrrhotite and chalcopyrite-bearing vein that returned **19.8 and 16.3 g/t Au**.

Most of the gold mineralization on the Sous-Marin grid is related to the E-W set whose veins have probably been folded along shallow easterly-plunging fold axes. Gold is restricted to the veins whose sulphides produce IP anomalies in magnetic lows. The host tonalite is barren. The best gold values found at the Sous-Marin showing were **263.7 g/t Au** (grab sample) and **4.87 g/t Au over 1.2 meters** . Besides gold, grab samples yielded up to **119 g/t Ag** and **11.4% Cu**. In trench TR-03-16, quartz veins with Au-Ag-Cu-Pb-Zn are related to K-felspar altered zones. Only one drill hole was completed on the Sous-Marin grid. No gold mineralization was intersected.

The Southeast area is located approximately 7.5 km to the east of the Bear showing area, straddling an interpreted axial planar or transposed zone along the flank of a synform/antiform. Prospecting and trenching revealed the presence of a BIF from 1 m to 8 m in thickness that outcrops intermittently for approximately 1.4 km, as well as gold- and copper-bearing boulders **(up to 2.95 g/t Au** and **0.63% Cu)**. In outcrops, gold occurs in dismembered centimetric wide quartz veins subparallel to bedding. The highest value recorded was **1 g/t Au over 1 m**. Only three diamond drill holes were completed in this part of the property. None of them crosscut gold mineralization despite the fact that they intersected BIF horizons, (Huot, 2005).

ITEM 12 : EXPLORATION WORK

Prospecting and geological mapping were carried out from July 26th to September 10th 2009. All geological data was collected by geologists Mathieu Savard and Francis Chartrand, by geological engineer Jérôme Lavoie, by trainee geologist Josée-Anne Lévesque, by trainee geological engineer Jean-François Boivin and Guillaume Tremblay and by technicians Paul-Émile Poirier, André Pelletier and Marco Bouchard from Virginia Mines Inc. A total of 323 man/days (including mobilisation and demobilisation) was spent on the Noella property. A till survey took place from July 31st to August 10th. Till samples were collected by employees of Services

Techniques Geonordic who were under the supervision of Rémi Charbonneau (Les Consultants Inlandsis). Transportation was assured by Canadian Helicopters for remote areas.

A total of 376 rock samples (grab and channel samples) and 198 till samples were collected on the Noella Property. Results are presented in appendices 4 and 5 for rocks and in appendices 7 and 8 for tills.

12.1 Prospecting over the Grids

12.1.1 Boulders

Prospecting over the grids allowed the discovery of more than 30 mineralized boulders that returned significant gold values. We have been able to determine the source of most of these boulders. All the boulders collected during the 2009 campaign are shown on Figure 8.

Boulders 193688, 193689, 193691, 193692, 193693, 193833, 193834, 193733, 193734 and 193697 are believed to originate from the unit exposed in trenches TR-N0-02-015 and TR-NO-02-032 from the Bear showings located to the NE.

The source of the boulders 193901, 193912, 193913, 193699, 193700, 193840 and 193841 is considered to be the southeast extension of the Bear showing or the southeast extension of the Dead mouse showing. The source of the boulder 193914 is not actually identified.

Table 2: Significant gold values obtained from boulders sampled in 2009.

Sample	Outcrop	UtmE Nad83	UtmN Nad83	Type	Au ppm	Ag ppm	As ppm	Cu ppm	Ni ppm	S %
193840	NOE2009JAL-056	303508	5944289	Boulder	13.55	2.90	49	230	0.5	6.81
193953	NOE2009JL-005	310047	5944356	Boulder	10.35	0.50	6	154	59.0	3.70
193914	NOE2009GT-083	303967	5944298	Boulder	7.28	3.60	>10000	644	165.0	7.56
193734	NOE2009JFB-049	303059	5944584	Boulder	7.18	1.70	>10000	91	19.0	6.13
193697	NOE2009GT-059	303100	5944623	Boulder	6.11	1.30	>10000	90	24.0	9.69
193915	NOE2009GT-086	304055	5945105	Boulder	5.40	1.80	>10000	147	128.0	4.04
193901	NOE2009GT-068	303573	5944283	Boulder	5.18	1.50	>10000	193	5.0	6.89
193692	NOE2009GT-054	302838	5944362	Boulder	5.11	0.90	>10000	99	30.0	6.70
193699	NOE2009GT-066	303444	5944292	Boulder	4.98	1.00	>10000	190	5.0	7.79
193728	NOE2009JFB-038	309264	5947374	Boulder	4.76	1.30	1	109	6.0	0.72
193834	NOE2009JAL-048	302868	5944415	Boulder	4.67	1.80	>10000	70	20.0	6.47
193912	NOE2009GT-080	303658	5944407	Boulder	3.97	1.30	>10000	236	10.0	9.32
193689	NOE2009GT-052	302824	5944478	Boulder	3.13	3.00	>10000	19	38.0	1.74
193833	NOE2009JAL-047	302884	5944420	Boulder	2.48	1.50	>10000	106	38.0	8.13
193691	NOE2009GT-053	302840	5944395	Boulder	1.97	0.90	3560	130	8.0	9.60
193841	NOE2009JAL-057	303639	5944362	Boulder	1.88	0.40	8730	126	2.0	5.40
130311	NOE2009JFB-078	304539	5945330	Boulder	1.35	1.70	4	375	242.0	7.49
193693	NOE2009GT-055	302834	5944401	Boulder	1.04	0.60	>10000	38	5.0	5.54

Sample	Outcrop	UtmE Nad83	UtmN Nad83	Type	Au ppm	Ag ppm	As ppm	Cu ppm	Ni ppm	S %
193700	NOE2009GT-067	303495	5944286	Boulder	0.86	1.00	>10000	130	22.0	5.23
193688	NOE2009GT-051	302823	5944494	Boulder	0.80	0.80	18	22	7.0	2.44
193913	NOE2009GT-080	303661	5944408	Boulder	0.74	1.30	1870	216	3.0	7.21
130312	NOE2009JFB-079	304524	5945343	Boulder	0.73	0.60	38	592	78.0	7.23
193733	NOE2009JFB-048	303114	5944633	Boulder	0.71	0.10	6990	19	2.0	2.23
193727	NOE2009JFB-036	308726	5946759	Boulder	0.57	0.70	3	562	4.0	1.78
193677	NOE2009GT-033	307533	5947613	Boulder	0.33	1.70	1	3390	18.0	5.73
193666	NOE2009GT-020	306541	5947852	Boulder	0.14	0.60	0	3090	101.0	0.63
132915	NOE2009JAL-095	310107	5944435	Boulder	0.06	1.90	1	4070	32.0	3.02
193937	NOE2009GT-113	310963	5945795	Boulder	0.01	6.20	1	13350	193.0	7.06
193952	NOE2009JL-004	309977	5944348	Boulder	0.01	1.30	3	2020	43.0	3.40
193660	NOE2009GT-014	306153	5947745	Boulder	0.01	0.25	0	6	2480.0	0.02

12.1.2 Grab Samples

Discovery of Maïka happened during systematic prospecting. It constituted the highlight of the 2009 campaign. Maïka showing is hosted within a silicate-rich banded iron formation that is mostly composed of quartz, amphibole and biotite locally. It was outlined over 100 m oriented along an ENE direction. The showing is located along the northern flank of the fold containing the Dead Mouse showing, considered part of the BIF-2 horizon (Figures 12 and 13). It is mineralized by 10-20% pyrrhotite and 3-5% arsenopyrite occurring in bands and veinlets. Pyrite and chalcopyrite are also present locally. Grab samples 193906 to 193908, collected in the Maïka showing area, returned values of 1.99, 0.59 and 1.53 g/t Au, respectively. Samples 193845 (1.22 g/t Au), 193785 (0.82 g/t Au), 193786 (1.40 g/t Au), 193790 (1.45 g/t Au) and 193773 (0.50 g/t Au) also returned significant gold values from the Maika showing. Subsequent channel sampling was performed over the Maïka showing and is reported in the section below. The mineralization style seems similar to that outlined in trench TR-NO-02-013

Another showing was discovered on the Eastern grid during the summer of 2009. It consists of gneissic amphibolites marked by millimetric bands of plagioclase, garnet and quartz. A centimetric quartz vein mineralized with 1% pyrrhotite One sample has returned 0.52 g/t Au (193954) and is located in the vicinity of former gold showing that has returned values 1.09 g/t Au from the same type of lithology.

Table 3: Significant gold values obtained from outcrops sampled in 2009.

Sample	Outcrop	UtmE Nad83	UtmN Nad83	Type	Au ppm	Ag ppm	As ppm	Cu ppm	Ni ppm	S %
193906	NOE2009GT-075	303790	5945135	Outcrop	1.99	1.10	>10000	193	94.0	5.41
193907	NOE2009GT-075	303790	5945136	Outcrop	0.59	0.90	>10000	314	112.0	9.62
193908	NOE2009GT-076	303769	5945116	Outcrop	1.53	0.70	>10000	317	73.0	7.29
193773	NOE2009JL-001	303786	5945129	Outcrop	1.62	0.50	>10000	34	213.0	2.23
193845	NOE2009JAL-063	303788	5945128	Outcrop	1.22	0.90	2970	195	41.0	4.82

193785	NOE2009JAL-065	303789	5945124	Outcrop	0.82	1.40	2640	182	51.0	5.76
193790	NOE2009JAL-067	303769	5945121	Outcrop	1.45	1.00	>10000	264	74.0	7.51
193786	NOE2009JAL-066	303789	5945124	Outcrop	1.40	0.80	>10000	144	198.0	5.70
193954	NOE2009JL-006	310285	5944881	Outcrop	0.52	0.10	1	760	51.0	3.35

12.1.3 Channelling and Trenching

New trenches were essentially dug using shovels over the newly-discovered Maika showing. A total of six channels were realized in trenches NOE-TR-09-01 to NOE-TR-09- 04.

Figure 32 illustrates trench NOE-TR-09-01 where channels NOE-R-09-011 and 012 returned interesting gold values within sulphide-rich BIF. Channel NOE-TR-09-01 returned values of **1.82 g/t Au over 0.5 meter** while channel NOE-TR-09-02 returned values of **0.96 g/t Au over 3.50 meters.**

Channels NOE-R-09-013 and 014 from trench TR-NOE-09-02 also returned interesting gold values of **2.58 g/t Au over 1.50 meters** that includes **0.5 meter returning values of 6.08 g/t Au** (Figure 33). Finally, channels NOE-R-09-015 (TR-NO-09-03) and NOE-R-09-016 (TR-NO-09-04) did not return any significant gold values.

Since trenches were done using shovels, they remained dirty and, consequently, they could not be properly mapped.

Table 4: Significant gold values obtained from channels over the Maïka showing in 2009.

Maika						
Sample	**Channel**	**From**	**To**	**Length**	**Au_ppm**	**Composite**
NOE-2009-TR-001						
193777	NOE-09-R-011	1.50	2.00	0.50	1.82	**1.82 g/t Au / 0.50 m**
NOE-2009-TR-001						
193778	NOE-09-R-012	0.00	0.50	0.50	1.28	**0.96 g/t Au / 3.50 m**
193779	NOE-09-R-012	0.50	1.00	0.50	1.19	
193780	NOE-09-R-012	1.00	1.50	0.50	0.86	
193781	NOE-09-R-012	1.50	2.00	0.50	0.53	
193782	NOE-09-R-012	2.00	2.50	0.50	1.03	
193783	NOE-09-R-012	2.50	3.00	0.50	0.54	
193784	NOE-09-R-012	3.00	3.50	0.50	1.28	
NOE-2009-TR-002						
193787	NOE-09-R-013	0.00	0.50	0.50	1.51	**2.58 g/t Au / 1.50 m**
193788	NOE-09-R-013	0.50	1.00	0.50	0.15	
193789	NOE-09-R-013	1.00	1.50	0.50	6.08	
NOE-2009-TR-002						
193791	NOE-09-R-014	0.00	0.50	0.50	2.54	**2.54 g/t Au / 0.50 m**


As
VQz

Picture 1: Mineralization in TR-NO-09-001 done over the Maïka showing (Sample 193773).

12.2 Re-mapping of former trenches

Revisiting and remapping old trenches constitutes the main objective of the 2009 program. It aimed the outlined of structural features that would explain gold occurrence within trenches. The program also had for objective to understand the reason why former drilling program failed to reproduce surface trenching results.Magnetite-rich BIF are referred to as oxide-rich BIF (S9B) while amphibole-rich facies (grunerite, hornblende) are referred to as silicate-rich BIF (S9D). Sulphide-rich facies of BIF is referred to as S9E.

12.2.1 Bourdon Area

Table 5: Significant gold values obtained from a channel over the Bourdon showing in 2009.

Bourdon						
Sample	**Channel**	**From**	**To**	**Length**	**Au_ppm**	**Composite**
TR-NO-03-018						
193602	NOE-09-R-002	0.00	1.00	1.00	1.70	**1.70 g/t Au / 1.00 m**

TR-NO-02-002

This trench was revisited but no new information was obtained. No additional sample was collected. Refer to the report written by Chapdelaine (2002) for more information.

TR-NO-03-018 (Figure 16)

The trench TR-NO-03-018 was revisited, cleaned and remapped. This trench exposes an overturned sub-horizontal fold developed in magnetite-rich BIF in contact with komatiitic basalt to the south, a sheared contact with paragneiss to the east andwith exhalite to the north (Figure 16). Fold axial plane is oriented N256°/36° and presents a fold axis measured at N097/06. The best gold values obtained from this trench were collected within the BIF close to the faulted contact with paragneiss (wacke) oriented at N345°/80°.

Two additional channels were realized over that trench to test other features. One channel had for objective to test the vertical section of the sub-horizontal fold and the second channel was realized to test a possible and not well-exposed hinge zone. A value of 1.70 g/t Au over 1.00 meter was obtained from channel NOE-09-R-002 in a silicate-rich BIF that contains 20% pyrrhotite and trace to1% arsenopyrite.


Sub-Horizontal Folding

Picture 2: Sub-horizontal fold of the BIF in trench TR-NO-03-018 (Looking West).

12.2.2 Dead Mouse Area

Table 6: Significant gold values obtained from channel over the Dead Mouse zone in 2009

Dead Mouse						
Sample	**Channel**	**From**	**To**	**Length**	**Au_ppm**	**Composite**
TR-NO-02-029						
193619	NOE-09-R-004	0.00	1.00	1.00	1.10	**1.06 g/t Au / 2.00 m**
193620	NOE-09-R-004	1.00	2.00	1.00	1.02	
TR-NO-02-029						
193635	NOE-09-R-006	0.00	1.00	1.00	4.35	**1.69 g/t Au / 3.50 m**
193636	NOE-09-R-006	1.00	2.00	1.00	0.90	
193637	NOE-09-R-006	2.00	3.00	1.00	0.11	
193638	NOE-09-R-006	3.00	3.50	0.50	1.10	

TR-NO-02-027 (Figure 19)

This trench presents once again three facies of BIF: sulphide-rich, silicate-rich and oxide-rich. The sulphide-rich facies occurs over a few meters near the southern sheared contact with the amphibolites (basalts) while the silicate-rich facies constitutes most of the remaining BIF in that trench. The BIF is in contact with ultramafic rocks to the north. The sheared contact with the basalts and the BIF to the south was measured at N315°/61° but did not return significant gold values. Folding and faulting are present within the BIF. The fold axial plane was reported at N315°/56° while faults were measured at N332°/49°. Generally, the low-grade gold values in that trench are explained by the low arsenopyrite content.

TR-NO-02-028 (Figure 20)

This trench is characterized by, from west to east, the presence of oxide-rich BIF, a narrow band of amphibolites (gabbros), a silicate- and sulphide-rich BIF, a silicified orthogneiss and pegmatite injections. Arsenopyrite is locally present (tr-0.5%) within the silicate- and sulphide-rich BIF. The gold-bearing interval has up to 5% arsenopyrite that occurs as fine disseminations as well as straight millimetre-scale veinlets (with amphibole and chlorite) that are generally parallel to bedding. Pyrrhotite is also present and has the same mode of occurrence as arsenopyrite. Presence of minor millimeter to centimeter-scale quartz (<5%) veins parallel to bedding is also noticed within that unit. The BIF also appears to be secant to the sulphide-bearing zone with partial replacement of bedding by sulphides away from the zone. The orthoschist on the eastern side of the trench is believed to represent a sulfidized shear zone within basalts or silicate-rich BIF. This trench does not expose the southern contact between amphibolites and BIF known to host significant gold values.

TR-NO-02-029 (Figure 21)

This trench was not mapped in 2009. However, a few additional channels were realized. It is characterized by the presence of magnetite-rich BIF alternating with metric horizons of silicate- and sulphide-rich BIF. A fold is present within this trench. Its axial plane is oriented at N070°/79° and its fold axis is at N055/37. Previous channels in this trench, realized within the sulphide-rich facies, returned a few gold values. However, as shown on picture 3, these channels were done parallel to the primary layering (S_0). Consequently, additional channels were performed to adequately test this trench. Values of **1.06 g/t Au over 2.00 meters** and **1.69 g/t Au over 3.50 meters** were obtained from channels NOE-09-R-004 and NOE-09-R-006.


Po
Gn

Picture 3: TR-NO-02-029, Sample 193619.


Magnetite-Rich BIF
Qtz Veins developped along S2
and affecting banding (SO)

Picture 4: Quartz veins developped along S2 affect the magnetite-rich layering (TR-NO-02-029).



Picture 5: TR-NO-02-029 showing former channels realized sub-parallel to the primary layering (S_O).

TR-NO-02-030 (Figure 22)

This trench exposes both silicate-rich (S9D) and oxide-rich (S9B) banded iron formation in contact with basalts to the southwest and pegmatite to the northeast. The BIF is folded along an axial plane oriented N330°. The contact between the BIF basalts presents local zones (<0.5 m) where arsenopyrite (5%) forms veinlets (15%) that crosscut bedding. Significant gold values were obtained from that zone in earlier works. Resampling in 2009 yielded 2.6 g/t Au (#193751)Outside the contact zone, the BIF is mostly constituted by the silicate-rich facies composed of amphibole and quartz. It also contains finely disseminated and laminated pyrrhotite. Another grab sample (#193752) was collected to verify if its arsenopyrite content would be related to anomalous gold values. The sample, however, only graded 0.16 g/t Au. So far, the only significant gold values obtained from that trench are associated to the contact between the basalts and the BIF.

TR-NO-02-031 (Figure 23)

This trench exposed, from south to north, amphibolites (basalts), a strongly biotitized and schistosed silicate- and sulphide-rich BIF, and amphibolites (basalts). The amphibolites to the south contain 5% pyrrhotite and pyrite. These sulphides are found as disseminations and as massive laminae (<5 mm thick) oriented parallel to the main schistosity. The silicate- and sulphide-rich BIF contains quartz, hornblende, plagioclase, biotite and garnet. Sulphides occur as fine disseminations and massive laminae of pyrrhotite and pyrite. No arsenopyrite was noticed which may explain the very low-grade values obtained from that trench.


Fractures
Sulphides Enrichment
Fractures
Magnetite-Rich BIF
Fractures

Picture 6: Sulphide-rich bands possibly associated with fractures in TR-NO-02-031.

12.2.3 Dead Mouse Extension Area

TR-NO-02-039 (Figure 28)

Trench TR-NO-02-039 essentially exposed the same lithologies than the ones found in the Dead Mouse Extension area. The BIF in this trench is mostly constituted by magnetite, amphibole and quartz. It is in contact with basalts to the east and with wacke to the west. The western contact between the metasediments and the BIF is sheared and characterized by the presence of a 10-cm thick biotite- and garnet-rich schist. Shearing indicators such as sigma indicate a dextral movement. The eastern contact with the basalts is also sheared and presents a mylonite rich in biotite and garnet over a few centimetres. Gold values in this trench do not exceed 2 g/t Au over a meter which can be explained by the small amount of sulphides present in that trench and their mode of occurence. Most of the sulphides present are associated with small beds of magnetite and amphibole within the BIF and are parallel to the main foliation and the bedding. Sulphides are composed of 1% pyrrhotite and 2-5% arsenopyrite but are restrained to small decimetric bands. No significant sulfurization, silicification or flooding is present within the BIF in that trench.

TR-NO-02-040 (Figure 29)

This trench essentially exposes the same lithologies encountered in the Dead Mouse Extension area. A mafic orthogneiss (basalt) is overlying gold-bearing BIF, itselfoverlying a paragneiss. The contact zones present higher deformation strain and become mylonitic over 0.5 to 1.0 meter thick toward BIF. In this trench, BIF is of two main types: sulphide- and silicate-rich near the contact zone and magnetite-rich in the center. Pyrrhotite (15%) and arsenopyrite (minor content) are ubiquitous. Arsenopyrite is a very minor component except where Au grades are high. In such casesarsenopyrite content is high, sometimes becoming more abundant than pyrrhotite Arsenopyrite-bearing veinlets parallel and secant to the primary layering are relatively abundant near contacts of the BIF. These sulphide veinlets may control gold mineralization within the BIF. Main foliation in the basalt is oriented at N055°/026° while bedding in the BIF is oriented at N030°/28°. Sulphide veinlets orientations vary from N130° to N170° and dip at 70°. A sulphide-bearing fault zone crosscutting the bedding was observed in the trench. It is oriented N115°/78°. The bedrock is strongly magnetic and the structural measurements were based on solar tables.

TR-NO-02-042 (Figure 30)

This trench is characterized by the presence of silicate-rich BIF containing a significant amount of arsenopyrite. The BIF is in contact with a 1.5 meter thick mylonite that evolves to a paragneiss (wacke) to the north. To the south, the BIF is in contact with a metabasalt (picture 7). The fold axis plunges at N100°/25°. The axial plane is oriented at N100° and dips at 82°. A shear zone characterized by the presence of a mylonite is present at the contact between the metasediment (M4-S3) and the BIF and is oriented at N100° and dips at 82°. The main foliation in the metabasalt is oriented at N060° and dips at 25°. We observed a positive correlation with the amount of arsenopyrite and the gold values in that trench. The arsenopyrite distribution appears to be parallel to bedding in the short limb of the fold. Sub-horizontal structures combined with arsenopyrite content seem to be associated with gold mineralization on the short limb of that fold. The attitude of the arsenopyrite veins such as N008°/25° and N008°/70° were reported, respectively, in the contact hinge zone and in the contact short limb where higher gold values were obtained (Figure 30).

TR-NO-02-043 (Figure 31)

From south to north, this trench essentially exposes three units: orthogneiss (basalt), sulphide-rich BIF and paragneiss. The contacts on both sides of the BIF are highly deformed over 1 meter. This is especially true for the contact with paragneiss. The sulphide-rich BIF , with its significant gold values, represents most probably a sulfurized magnetite-rich BIF . Pyrrhotite and arsenopyrite constitute 20% of the BIF, the latter sulphide being dominant. Sulphide mineralization is present within the whole thickness of the BIF. The highest gold values appear to occur where arsenopyrite is the dominant sulphide. No evident crosscutting structure that could have caused the mineralization was observed. Mineralization could be genetically linked to the presence of faulting parallel to the units. On the other hand, a crosscutting structure not outlined by that trench may be present laterally (picture 8).


M25
Axial Plan
M3(V3B)
T2A(S3)
As+Au
S9D

Picture 7: TR-NO-02-042 showing a folded silicate-rich BIF (Looking South).


V3B
Sheared Contact
S9E (As dominant
18.36g/t Au / 1.2m

Picture 8: TR-NO-02-043 exposing contact between sheared basalts and the sulfurized BIF(Looking South).

12.2.4 Bear Area

Table 7: Significant gold values obtained from channel over the Bear zone in 2009

Bear Showing						
Sample	**Channel**	**From**	**To**	**Length**	**Au_ppm**	**Composite**
TR-NO-02-032						
193650	NOE-09-R-009	0.40	0.90	0.50	9.01	**7.20 g/t Au / 4.00 m**
193765	NOE-09-R-009	0.90	1.40	0.50	5.99	
193766	NOE-09-R-009	1.40	1.90	0.50	7.31	
193767	NOE-09-R-009	1.90	2.40	0.50	12.75	
193768	NOE-09-R-009	2.40	2.90	0.50	10.60	
193769	NOE-09-R-009	2.90	3.40	0.50	8.61	
193770	NOE-09-R-009	3.40	3.90	0.50	1.97	
193771	NOE-09-R-009	3.90	4.40	0.50	1.43	
TR-NO-02-034						
193641	NOE-09-R-007	0.00	0.20	0.20	12.85	**5.51 g/t Au / 1.50 m**
193642	NOE-09-R-007	0.20	0.50	0.30	6.29	
193643	NOE-09-R-007	0.50	1.00	0.50	5.51	
193644	NOE-09-R-007	1.00	1.50	0.50	2.11	
TR-NO-02-034						
193646	NOE-09-R-008	0.20	0.50	0.30	0.95	**0.98 g/t Au / 0.80 m**
193647	NOE-09-R-008	0.50	1.00	0.50	1.00	
TR-NO-02-036						
193758	NOE-09-R-010	1.00	2.00	1.00	1.02	**1.02 g/t Au / 1.00 m**
TR-NO-02-036						
193761	NOE-09-R-010	4.00	5.00	1.00	1.54	**1.34 g/t Au / 2.00 m**
193762	NOE-09-R-010	5.00	6.00	1.00	1.14	

TR-NO-02-023 (Figure 37)

The units encountered in that trench form a tight fold that plunges at 200°/60°. We observed the same relationship with the Bear BIF. The BIF contains a significant amount of amphibole with 10% pyrrhotite and 1-2% arsenopyrite near the contact with the paragneiss (wacke). Pegmatite injections, also present within that contact, could explain some of the previous auriferous samples. However, fold structure, in that case, does not seem to have generated high-grade gold mineralization like the one observed in trench TR-NO-02-042.

TR-NO-02-022 (Figure 18)

Trench TR-NO-02-022 presents a magnetite-rich BIF locally altered and mineralized with arsenopyrite (2-35%) along preferential bands. Arsenopyrite distribution seems irregular within the BIF, being more concentrated along the contact with basalts. Sulfidation and abundance of quartz veining is observed inside the BIF toward the contact with basalts to the north in this case. Magnetite disappears and is replaced by sulphides which could also explain high gold values nearby the BIF-Basalt contact as shown in figure 18.

In addition, two grab samples (135153 and 135154) were both collected within the same interval corresponding to sample 112618from the same channel sample but from different horizons within that interval. The interval sampled corresponds to sample 112618 that yielded 5.09g/t Au over 0.50 meter. Grab sample 135153 was collected from a 15-centimetre thick band that contains 40% arsenopyrite within a silicate-rich BIF from that interval. It returned values of 8.36 g/t Au. A fault crosscutting the bedding occurs where the sample 135153 was collected (See picture 9. Sample 135154 was also collected within that interval but within a silicate-rich band containing 1-3% arsenopyrite and 5-10% pyrrhotite with amphibole and quartz. It returned values of 0.66 g/t Au. That verification demonstrates that abundance of arsenopyrite is directly associated with high gold grade. Several faults crosscutting the bedding and containing sulphides are observed within that trench. One of them was measured at N080°/80° and showed a sinistral movement (picture 9).

TR-NO-02-020 (Figure 17)

This trench exposed the BIF in contact with paragneiss to the south and with basalts to the north. That portion of the BIF presents two facies. The first facies is characterized by the presence of amphiboles (hornblende and grunerite), sulphides (10-30% pyrrhotite and 1-5% arsenopyrite) and quartz. It occurs over a few meters along the contact with basalts. Sub-horizontal quartz veins are present within that facies and are oriented at N141°/23°. The second facies observed is the magnetite-rich BIF that also contains amphibole and quartz.

Two grab samples were collected from that trench to verify if quartz vein or sulphide-rich BIF presents different gold values. The first sample collected (135151) was from a sulphide-rich BIF containing 3-4% arsenopyrite and 15-20% pyrrhotite close to contact with quartz vein. It returned values of 0.92 g/t Au. The second sample was taken from a sub-horizontal quartz vein containing 2% pyrrhotite and returned values of 0.47 g/t Au. Fractures filled with sulphides are oriented at N015°/77° and N230°/90°.

TR-NO-02-016 (Figure 15)

This trench uncovered the oxide facies of banded iron formation that is massive and does not present significant fracturation and quartz veining. On this trench, the BIF is crosscut by a diabase dyke. The north contact with BIF and basalt is also exposed. The presence of a fracture containing sulphides that crosscuts the bedding at 20° could explain the gold values (>1 g/t Au) obtained from that trench. Two fractures were measured at N280°/80° and N236°/85°. Sulphides are not abundant in that trench except within the very few fractures observed.

TR-NO-02-015 (Figure 14)

Trench TR-NO-02-015 shows the stratigraphy of the Bear iron formation. It revealed the presence of a fault measured at N234°/55° that caused a 10-meters lateral displacement of the units. Stretching lineation was measured at N020°/39° in the fault plane. Based on the main schistosity and bedding, this structural feature measured at N333°/55° is interpreted as a dextral reverse (thrust) fault. . Most of the contacts in this trench are sheared. A lamprophyre (ultramafic dyke with plagioclase phenocrysts) crosscuts all the units encountered in this trench but does not appear to have been displaced by the fault. A set of fractures reported at N071°/57° are present within the BIF. Two zones of quartz flooding, quartz veining and intense fracturation are present as shown on figure 14. Both zones returned significant gold values but the one at the north end particularly returned high grade gold values. These values occur where sub-horizontal anastomozed faults and fractures (N320/0-30), quartz veining (N334/34), sulphides veinlets (N221°/22°), and disseminated pyrrhotite (20-30%) and arsenopyrite (5-10%) are present within the BIF. Mineralization (sulfidization) within the BIF is exposed along a vertical plane along main schistosity (N341°/55°). Finally, a set of fractures/faults at N070°/57° crosscut the bedding of the unit .


Fracture

Picture 9: TR-NO-02-022 showing decimetric bands of sulphides and fractures in magnetite-rich BIF.

TR-NO-02-032 (Figure 35)

This trench exposed all the units forming the sequence of the Bear iron formation. To the SW, a pegmatite dyke crosscuts a small paragneiss band that is also crosscutt by a few-meter thick diabase (or lamprophyre). The NE contact with the dyke is outlined by thin biotite schist. Then, the BIF mostly constituted by the sulphide-rich facies is exposed and is in contact with foliated basalts to the NE.

This trench contains all the features that were identified to be related with high-grade gold mineralization. It presents significant quartz flooding, high density of crosscutting and sub-parallel quartz veins, a set of transversal fractures crosscutting the bedding (and main schistosity), and significant arsenopyrite content occurring in different veinlets and disseminated along bedding (picture 11). The sulphide veinlets composed of arsenopyrite and pyrrhotite are oriented according to three main directions: N332°/45°, N015°/62° and N249°/75°. Some of them crosscut the bedding (main schistosity) oriented at N335°/45° while others occur parallel to the three fragile faults noticed in the trench and reported at N069°/72°.

Channel NOE-09-R-009 performed along one of the fractures and within the mineralized zone (figure 35) returned significant values of 7.20 g/t Au over 4.0 meters. Once again, these high grade values of gold are associated with decimetric bands of arsenopyrite (5-15%) affected by quartz veining and quartz flooding (picture 10).

Sample 193639 collected within an arsenopyrite-bearing quartz vein that crosscuts the basalt did not return significant gold values. The extension of that quartz vein spreading across the BIF was sampled (193640) and returned values of 4.47 g/t Au in grab.


Quartz Vein
Qz flooding
Arsenopyrite mineralization bands

Picture 10: TR-NO-02-032 presenting quartz flooding, quartz veining and arsenopyrite mineralization.


Fault
Sulphide-Rich BIF
Qz Flooding
Qz Flooding
Sulphide-Rich BIF
Fault
Sulphide-Rich BIF

Picture 11: TR-NO-02-032 showing quartz flooding and sulphide-rich mineralization within BIF.

TR-NO-02-033 (Figure 24)

This trench returned several high grade gold values from channel samples in 2002. It is characterized by the presence of a sulphide-rich BIF in contact with abasaltic unit to the east and crosscut by a pegmatite dyke to the west. The BIF is also crosscut by a gabbroic (diabase?) dyke. The BIF is particularly well-mineralized with arsenopyrite ranging from 10 to 40% and 2-3% pyrrhotite. A lot of whitish centimeter-scale quartz veins (up to 15%) are present within the BIF. These veins are oblique to the bedding. Locally, the abundance of quartz veins caused brecciation (almost stockwerk). We observed high-angle faulting in that portion of the BIF.

We observed that Au values correlated with zones of intense quartz veining and abundance of arsenopyrite. High grade gold values are believed to form zones of bed-by-bed replacement within BIF. Two samples were collected outside the mineralized zone of the 2002 channel samples where BIF has generally less arsenopyrite and quartz veins. Sample 193754 returned values of 0.18 g/t Au and sample 193755 returned values of 0.32 g/t Au. It shows that high-grade mineralization did not spread consistently along the BIF but remains associated with outcrop-scale features such as high percentage of late quartz-vein present in it, an intense fracturation and the high arsenopyrite content.

TR-NO-02-034 (Figure 25)
This trench was particularly interesting since it exposes several features within the BIF. First of all, it exposed a sheared contact with the amphibolite (basalt) to the north. Then a set of fragile faults and fractures oriented at N050°/72° crosscut the BIF at high angle (the bedding of the BIF was measured at N350°/55°). Mineralization occurs along that fracture and spread across the bedding, crosscut it different angles. Three sets of arsenopyrite-bearing cm-scale veins are present: veins parallel to bedding and main foliation at N350°/55°, veins that crosscut the bedding at 90° measured at N080/88 and N260/88 and veins that cut the bedding with an angle of 20° reported at N152/80. All theses veins contain between 5-10% arsenopyrite and are associated with high-grade gold values. Arsenopyrite is present from trace to 5% and occurs disseminated. It also returned gold values between 0.1 and 5.0 g/t. Figure 25 illustrates the process by which fracture across the BIF vectorized the gold mineralization and allowed it to spread across the bedding. Two channels were performed parallel to the fragile facture that runs across the bedding to demonstrate that fact. The first channel, was performed along the fragile fracture within the arsenopyrite mineralization zone and where the mineralization spread across the bedding. It returned values of 5.51 g/t Au over 1.50 meters. The second channel was performed across the magnetite-rich BIF, a few meters outside the mineralized halo of the fracture. It only returned values of 0.98 g/t Au over 0.80 meters. These two channels clearly demonstrate the importance of fracturation and faulting and their association with high-grade gold values.

TR-NO-02-035 (Figure 26)
This trench contains the same lithologies than in trench TR-NO-02-034. A pegmatite crosscut the BIF on its southern contact which seems to result into a sheared unit composed of quartz, biotite and pyrite over half a meter. It may represent the foliated and altered margin of that pegmatite. The BIF constitutes the main lithology encountered in that trench and is in contact (sheared contact over a few meters) with basalt to the north. BIF is mostly constituted by magnetite, quartz and amphibole. Pyrrhotite (10-15%) and arsenopyrite (1-5%) are the sulphides contained in the banded iron formation and occur disseminated along bedding and locally in crosscutting veinlets. Gold values are associated with highest arsenopyrite content and are also located near a 15-centimeter fault measured at N050/62. A shallowly-plunging fold is observed in the BIF and reported at N155°/010°. Quartz flooding was also observed locally within the banded iron formation.

TR-NO-02-036 (Figure 27)
This trench exposed a BIF that evolved while moving away from the contact with mylonitic amphibolites (basalt). It progressively changes from an oxide-rich BIF composed of quartz, magnetite and amphibole (S9B) to a silicate-rich BIF composed of quartz, amphibole, sulphide and locally magnetite. Magnetite is progressively replaced by amphiboles and is also progressively sulfidized by pyrrhotite and arsenopyrite. We also observed that as arsenopyrite increases (up to 1-2%), so does the presence of mm-scale quartz veinlets (<5%). Values of 1.02 g/t Au over 1 meter and 1.34 g/t Au over 2 meters were obtained from the channel NOE-09-R-

010 as reported in table 7 and figure 27. Gold values seem associated with the BIF sulfidized zone near both contacts. Overall, the low arsenopyrite content is associated with low gold values which are close to the background tenors in the BIF on the Noëlla Project. Notice that the southern part of the BIF is crosscut by a pegmatite and that pyrite is the most common sulphide near the contact with pegmatite.

TR-NO-02-037 (Figure 27)

This trench shows a BIF folded into a synform shallowly-plunging to the south. The axial plane was measured at N165/75 and the fold axis at 38 →175. The banded iron formation is in contact with basalt to the east and is crosscut by a pegmatite to the west. A gabbroic dyke is also believed to crosscut the BIF in the northernmost portion of the trench. A high-strain zone, more than 0.5 meter thick, is observed juxtaposed to the basalt. It also corresponds to the portion of the BIF that presents the silicate- and sulphide-rich facies (S9D-S9E). These facies contain up to 20% sulphides dominated by pyrrhotite with minor pyrite (2%) and arsenopyrite (3-5%). Arsenopyrite is present in stratabound horizons and in crosscutting millimetric veinlets and veins. Biotite and garnet are also present within that zone. The core of the BIF present the oxide-facies (S9B) while both contact zones present silicate and sulphide facies that. These latter two facies returned the best gold values (picture 12). The oxide BIF contains 5% disseminated pyrrhotite and pyrite and 1-2% arsenopyrite. The contact zone with the pegmatite is mostly dominated by pyrite (15-20%) that occurs as cm-thick veinlets. This zone did not appear to have been adequately channel sampled and, consequently, a grab was collected in it (sample 193753). It returned a value of 1.17 g/t Au.


S9B
V3B
I1G
Silicate and Sulphides rich BIF
V3B

Picture 12: TR-NO-02-037 showing a synformal axis within sulphide-rich BIF S9E in contact with pegmatite (I1G) to the west and basalt (V3B) to the east. Picture looking toward south.

Table 8: Significant gold values obtained from grab samples collected in former trenches in 2009.

Sample	Outcrop	UtmE Nad83	UtmN Nad83	Type	Au ppm	Ag ppm	As ppm	Cu ppm	Ni ppm	S %
135151	TR-NO-02-20	303472	5944558	Grab	0.92	0.30	3610	45	8.0	3.31
135153	TR-NO-02-22	303588	5944484	Grab	8.36	2.20	>10000	94	69.0	8.70
135154	TR-NO-02-22	303588	5944484	Grab	0.66	0.50	9110	185	5.0	8.55
193751	TR-NO-02-30	303691	5944767	Grab	2.65	1.20	>10000	48	62.0	5.12
193640	TR-NO-02-32	303286	5944729	Grab	4.47	0.20	>10000	19	9.0	2.86
193753	TR-NO-02-37	303227	5944848	Grab	1.17	1.10	2330	220	4.0	10.00

12.3 Drillcore Observations

Drill holes from the 2003 campaign that returned significant gold mineralization were relogged during the 2009 field program. They present several features in common, such as arsenopyrite mineralization, quartz veining and>/or quartz-flooding and grunerite alteration. It appears that the presence of arsenopyrite is the most significant pathfinder in the banded iron formation as indicated by the arsenic content in the table 6 below. However the presence of quartz veining and/or flooding seems to coincide with higher gold values. Banded iron formation that contains pyrrhotite and arsenopyrite in significant quantity returned more gold values that banded iron formation that only contained pyrrhotite. In the same way, it appears that gold values increase as the magnetite replacement increases (by hornblende, grunerite and mostly sulphides). The table 6 below shows the observation made on the interval from the 2003 drilling campaign. Combination of arsenopyrite, quartz-veining and/or flooding and grunerite occurrence are all related to the presence of gold values. Grunerite alteration itself does not constitute a factor for gold occurrence but its intensity could indicate stronger alteration zones. The pictures 11 to 19 below show different features observed in drillholes that have returned significant gold values in 2003.

Table 9: Summary or auriferous intervals obtained during the 2003 drilling campaign.

Hole_ID	From	To	Sample	Length	Au_ppb	As_ppm	Qz-Veining/Flooding	Grunerite
NO-03-01A	12.47	13.47	209303	1.00	3306	3260	Yes	Yes
NO-03-01B	14.88	15.88	209321	1.00	522	2750	No	Yes
NO-03-01B	15.88	16.38	209322	0.50	7504	1090	Yes	Yes
NO-03-02A	26.08	27.08	209346	1.00	1341	68	Yes	Yes
NO-03-02B	23.75	24.46	209361	0.71	3004	>10000	Yes	Yes
NO-03-02B	24.46	25.46	209362	1.00	5341	>10000	Yes	Yes
NO-03-03A	16.75	17.75	209396	1.00	2140	>10000	Yes	Yes
NO-03-03A	17.75	18.75	209397	1.00	1417	2770	Yes	Yes
NO-03-03B	23.50	24.50	209424	1.00	5647	7300	Yes	Yes
NO-03-03B	26.36	26.76	209427	0.40	1652	>10000	No	Yes
NO-03-03B	27.50	28.00	209430	0.50	1209	>10000	No	Yes
NO-03-04B	51.94	52.48	209466	0.54	3674	4230	Fractured	Yes
NO-03-06A	85.48	86.48	209551	1.00	1069	>10000	Yes	Yes
NO-03-06A	86.48	87.48	209552	1.00	941	7160	Yes	Yes
NO-03-07A	16.75	17.45	209668	0.70	3909	>10000	Yes	Yes
NO-03-07A	19.95	20.55	209672	0.60	1982	7070	Yes	Yes

Hole_ID	From	To	Sample	Length	Au_ppb	As_ppm	Qz-Veining/Flooding	Grunerite
NO-03-07A	20.55	21.05	209673	0.50	1417	7960	Yes	Yes
NO-03-07C	10.80	12.00	209590	1.20	1056	>10000	Yes	Yes
NO-03-07C	15.25	16.25	209595	1.00	2450	2040	Yes	Yes
NO-03-08A	17.17	17.67	209609	0.50	1285	>10000	Yes	Yes
NO-03-08A	17.67	18.17	209610	0.50	3344	>10000	Yes	Yes
NO-03-08A	18.17	18.67	209611	0.50	26000	>10000	Yes, VG	Yes
NO-03-08A	18.67	19.12	209612	0.45	19058	>10000	Yes, VG	Yes
NO-03-08B	15.57	16.07	209616	0.50	1738	>10000	Yes	Yes
NO-03-08B	16.87	17.52	209619	0.65	2937	4180	Yes	Yes
NO-03-08C	18.98	19.69	209636	0.71	1874	>10000	Yes	Yes
NO-03-10A	15.15	16.15	209661	1.00	2300	26	Yes	No
NO-03-10A	16.15	16.52	209662	0.37	1302	7	Yes	No
NO-03-11A	15.78	16.78	209675	1.00	1044	1295	-	-
NO-03-11B	11.96	12.76	209701	0.80	1994	4990	Yes	Yes
NO-03-15A	64.80	65.60	209870	0.80	4950	5	Ultramafic Rock	
NO-03-16A	86.60	87.60	209784	1.00	1010	5	Ultramafic Rock	
NO-03-17A	23.91	24.91	209885	1.00	1068	>10000	Yes	Yes
NO-03-18A	23.87	24.87	746813	1.00	1628	>10000	Yes	Yes

Table 10: Location and parameters of drillholes.

Drillhole	UtmE_Nad83	UtmN_Nad83	Elevation	Azimuth	Dip	Depth (m)
NO-03-01A	303239	5944823	525	235	-48	30
NO-03-01B	303239	5944823	525	235	-70	51
NO-03-02A	303271	5944781	517	235	-50	51
NO-03-02B	303271	5944781	517	235	-70	48
NO-03-02C	303271	5944781	517	235	-89	66
NO-03-03A	303302	5944741	511	235	-50	51
NO-03-03B	303302	5944741	511	235	-70	39
NO-03-04A	303596	5944517	485	210	-51	51
NO-03-04B	303596	5944517	485	210	-70	66
NO-03-05A	303639	5944489	475	210	-50	75
NO-03-05B	303639	5944489	475	210	-70	81
NO-03-06A	303682	5944469	470	210	-50	96
NO-03-07A	303320	5945059	520	342	-50	27
NO-03-07B	303320	5945059	520	342	-70	24
NO-03-07C	303320	5945059	520	342	-90	30
NO-03-08A	303349	5945069	520	342	-50	27
NO-03-08B	303349	5945069	520	342	-70	30
NO-03-08C	303349	5945069	520	342	-90	30
NO-03-09A	304182	5945660	466	340	-49	54
NO-03-09B	304182	5945660	466	340	-70	21
NO-03-10A	304170	5945693	466	160	-50	90
NO-03-11A	304075	5945659	462	183	-50	51
NO-03-11B	304075	5945659	462	183	-70	39

Drillhole	UtmE_Nad83	UtmN_Nad83	Elevation	Azimuth	Dip	Depth (m)
NO-03-12A	304179	5945332	455	330	-45	81
NO-03-13A	304269	5945539	460	183	-50	51
NO-03-13B	304269	5945539	460	183	-70	39
NO-03-14A	304665	5945687	466	150	-50	87
NO-03-15A	303498	5945634	490	220	-50	90
NO-03-16A	303974	5945629	466	185	-50	90
NO-03-17A	303328	5945035	523	342	-60	51
NO-03-17B	303328	5945035	523	342	-80	33
NO-03-18A	303356	5945045	525	342	-60	36
NO-03-18B	303356	5945045	525	342	-80	36
NO-03-19A	303372	5945077	514	342	-45	99
NO-05-20	304241	5945672	475	270	-52	125
NO-05-21	310188	5944388	488	360	-50	177
NO-05-22	310200	5944616	495	360	-50	150
NO-05-23	310611	5944786	457	360	-50	150
NO-05-24	307893	5947625	466	188	-60	249
NO-05-25	303381	5944879	530	220	-50	174
NO-05-26	303441	5944951	533	220	-55	264

12.3.1 Bear Showing Area

Drillhole NO-03-01A and 01B

Drillhole NO-03-01A, oriented at N235° aimed at the Bear iron formation between trenches TR-NO-02-35 and TR-NO-02-036. It intersected silicate and sulphide-rich facies within BIF that returned values of 1.98 g/t Au over 2 meters at the contact with the foliated basalt and 1.82 g/t Au over 0.43 meters at the lower contact with a pegmatite. Pyrrhotite (5%) and arsenopyrite (1-2%) are associated with strong grunerite and hornblende-rich BIF. Sulfidization of the BIF is observed over a few meters toward the basalt contact.

Drillhole NO-03-01B encountered a 0.5-meter mineralized zone within a larger BIF interval. It returned values of 7.5 g/t Au over 0.50 meters which did not repeat the values obtained from NO-03-01A. The mineralization is associated with stockwerk of pyrrhotite (20%) and arsenopyrite (1-2%) within a silicate-rich BIF characterized by the presence of 35% grunerite, 40% hornblende and 10% quartz.

Drillholes NO-03-02A, 02B and 02C

All these drillholes were oriented at N235° and performed south of trench TR-NO-02-034 which returned significant gold values from surface. However, results from drilling were disappointing. Drillhole NO-03-02A returned values of 1.34 g/t over 1.0 meter and drillhole NO-03-02B returned values of 4.37 g/t Au over 1.7 meter from sulphide and silicate-rich BIF facies. Pyrrhotite and arsenopyrite are associated with gold values in both drillholes. Finally, drillhole

NO-03-02C intersected an unmineralized and unaltered magnetite-rich BIF. The fact that drillholes 02A, B and C are oriented parallel to crosscutting faults outlined in trench TR-NO-02-034 oriented at N050°/72° could explain why these drillholes did not intersect significant gold mineralization. At surface, the mineralization seems associated to these fractures from which it spreads along bedding within BIF. It could also simply mean that the mineralization is not pervasive enough within the banded iron formation. This situation creates an ore shoot difficult to intersect in drilling since it represents an intersection point and not a plane to aim.


As
As
Gn
Po

Picture 13: Drillhole NO-03-01B, this grunerite rock mineralized with pyrrhotite and arsenopyrite has returned 7.50 g/t Au over 0.50 m (sample 209322).

Drillhole NO-03-03A and 03B

These two drillholes, oriented at N235°, had for objective to intersect the mineralization outlined by trenches TR-NO-02-015 and TR-NO-02-032. These two trenches contain significant high-grade gold values as discussed previously in the report. Drillhole NO-03-03A returned 1.78 g/t Au over 2 meters and drillhole NO-03-03B returned 5.65 g/t Au over 1.00 meter, 1.65 g/t Au over 0.4 meter and 1.2 g/t over 0.5 meter. The best value obtained from drillhole NO-03-03B (picture 14) is associated to quartz flooding, pyrrhotite and arsenopyrite. It is obvious that these drillholes did not return that same gold mineralization than the one obtained at surface.


As
Po
Gn-Hb
Qz Flooding

Picture 14: Drillhole NO-03-03B, Sample 209424 showing a sulphide-rich banded iron formation affected by quartz flooding and mineralized with pyrrhotite and arsenopyrite. This sample has returned 5.65 g/t Au over 1.0 m.

12.3.2 Dead Mouse Showing Area

Drillholes NO-03-07A, 07B, 07C

These drillholes aimed the mineralization of the Dead mouse Extension showing outlined by trench TR-NO-02-042. Drillhole NO-03-07A returned values of 2.18 g/t Au over 1.5 meters from 16.75 to 18.25 meters and 1.73 g/t Au over 1.10 meters from 19.95 to 21.05 meters. The mineralization is hosted within silicate-rich BIF composed of grunerite (15-20%), hornblende (5-10%) that presents 10% quartz flooding and contains 10% pyrrhotite and 1-15% arsenopyrite (picture 15). Gold mineralization mostly occurs at the contact with the paragneiss which is different from surface where gold values were more concentrated along the sheared contact between the BIF and the basalt.

Drillhole NO-03-07B returned values of 0.87 g/t Au over 0.70 meter from the magnetite-rich facies. NO-03-07C, drilled under the two previous holes, did intersect gold mineralization at the contact between the basalt and the BIF (picture 16) that presents quartz flooding and arsenopyrite mineralization (1.06 g/t Au over 1.2 meter from 10.8 to 12.0 meters) . The BIF was also mineralized (2.45 g/t Au over 1.0 meter from 15.25 to 16.25 meters) but the values remain under expectations when compared with surface results.


Po
Gn
As
Qz-Flooding

Picture 15: Drillhole NO-03-07A, Sample 209668 that has returned 3.91 g/t Au over 0.70m. This sample is characterized by the presence of quartz flooding that crosscuts and disrupts the bedding, the mineralization and the alteration.


As
Gn
Qz Vein
Qz Vein

Picture 16: Drillhole NO-03-07C, sample 209590 that has returned 1.06 g/t Au over 1.20 m. It is characterized by the presence of quartz veins, grunerite and arsenopyrite.


Gn
Mg
Mg
Gn

Picture 17: Drillhole NO-03-07C showing grunerite growing along magnetite crystals.

Drillhole NO-03-08A and NO-03-08B

These drillholes aimed at the vertical extension of mineralization outlined in trench TR-NO-02-043. Values of 12.47 g/t Au over 1.95 meter were obtained in drillhole NO-03-08A. The mineralization occurs within the BIF where the magnetite is totally replaced by amphiboles (grunerite and hornblende) and sulphides (pyrrhotite and arsenopyrite). Intense quartz flooding and veining is also associated with that mineralization (picture 18). That mineralized zone correlates with the values obtained from surface since high values occur close to the contact with the basalt in trench TR-NO-02-043.


As
Grunerite
Qz Vein
Qz Vein
Po
Qz Vein

Picture 18: Drillhole NO-03-08B showing quartz veins in a grunerite-rich banded iron formation that also present evidence of sulphide remobilization. This interval has returned values of 2.94 g/t Au over 0.65 m (sample 209619).

Drillhole NO-03-08B returned 1.25 g/t Au over 4.41 meters from a BIF that contains grunerite, hornblende, pyrrhotite (5-10%), arsenopyrite (5-10%) and quartz flooding (5-10%). However, quartz flooding and veining was not as intense as in drillhole NO-03-08A. Drillhole NO-03-08C only returned 1.87 g/t Au over 0.71 meter from the BIF at the contact with paragneiss. Both drillholes 08B and 08C failed to reproduce gold grade obtained from surface.

Drillholes NO-03-017A and NO-03-017B

These two drillholes were performed under drillhole NO-03-08C and had for objective to extend the mineralization outlined previously in the area. Drillhole NO-03-017A intersected a small band of mineralization in the middle of the BIF interval that returned 1.07 g/t Au over 1.0 meter. The mineralization is characterized by the presence of quartz veins that crosscut bedding, pyrrhotite (5-15%) and arsenopyrite (1-5%) within a silicate-rich BIF Drillhole NO-03-017B failed to intersect gold mineralization. Note that no replacement, veins, flooding or fractures was observed within that portion of the BIF.

Drillhole NO-03-018A and 018B

Both drillholes NO-03-018A and NO-03-018B were drilled under drillhole NO-03-08C. Values of 1.12 g/t Au over 2 meters were obtained from that later drillhole within the BIF near the contact with the basalt. Mineralization was hosted within the amphibole-rich BIF that present pyrrhotite, arsenopyrite and quartz flooding (picture 19). Drillhole NO-03-018B intersected the BIF that shows amphibole replacement of magnetite and sulphides but no quartz flooding or veining was observed. It did not return any significant values.

12.3.3 Bourdon showing area

Drillhole NO-03-11B was drilled to test the eastern extension of the Bourdon showing. It intersected a BIF overprinted by grunerite replacement and pyrrhotite that returned values of 1.99 g/t Au over 0.80 meter (picture 20). The mineralization occurs within the BIF at the contact with a chert. Drillholes NO-03-09A, 09B and 10A that tested the Bourdon showing were realized parallel to the faulted contact between the BIF and the paragneiss (wacke). Drillhole NO-03-020 should have intersected that fault zone oriented at N345°/80° but, unfortunately, no significant gold values were obtained since it never intersected any BIF at all. That suggests a fault displacement. This folded BIF plunges toward the west explaining why NO-03-020 did not intersect mineralization.


As
Qz-Flooding
Gn

Picture 19: Drillhole NO-03-018A showing quartzflooding, grunerite alteration and arsenopyrite. This interval returned 1.63 g/t Au over 1.00 m (#746813).


Po
Gn
Qz-Flooding

Picture 20: Drillhole NO-03-011B showing quartz flooding (vein?), grunerite and pyrrhotite that returned 1.99 g/t Au over 0.80 m (Sample 209701).

12.4 Till Sampling Survey

A systematic program of glacial sediment sampling entirely covering the Noella Property was carried out in 2009 by Services Techniques Geonordic inc. (Rouyn-Noranda) and Inlandsis Consultants (Montréal). Till samples (15 kg) were collected with a 200 m to 300 m spacing, along northwesterly trending transects emplaced at every two kilometer (Figure 10) for a total of 198 samples. At sampling sites, the glacial deposits were exposed from hand dug pits and described using standard descriptive forms. Clasts were removed by hand and the till matrix was inserted in plastic bags with permanent identification numbers. Sample sites were located using hand-held GPS.

Glacial sediment analysis for the Noella Property resulted in a large gold anomaly in the central portion of the property (Figure 11). More specifically, the results include twelve gold signals of low to moderate values (0.1 to 0.728 ppm Au) from analysis of the dense fraction, along with three significant visible gold counts of 10, 14 and 26 grains, many having pristine outline (Table 11). Basic statistics from the geochemical data are presented in Table 12. The central gold anomaly includes seven of the twelve gold signals along with all three elevated gold-grain counts (Figure 10 and Table 11). It also holds anomalous Co, S, Sr and Al directly associated with a signal of 0.258 ppm Au (sample NL09-84) and various combinations of anomalous Ca, W, Sb, Mo and Ga in three till samples (NL09-160, NL09-189 and NL09-190) surrounding the gold signal of 0.285 ppm Au (see Figure 10 and Appendix 8). In addition, typical geochemical pathfinders for gold (Sb, Bi, As, Cu and Mo) are found in anomalous concentrations immediately up-ice of the central gold anomaly, which may indicate proximity to an important hydrothermal system. Previous till sampling (2003 and 2004) partly covered the central anomaly that is described here and returned only low count (< 2 grains) for visible gold. The only exception is sampling site NL09-106 which corresponds to an exploration trench, where previous sampling returned counts of 153 and 2 gold grains in 2003 (Savard *et al.* 2004). In some way, the 10 grains observed there in 2009 confirm the auriferous nature of the till and is coherent with the presence of nearby auriferous boulders. Consequently, it is recommended to pursue gold exploration including closely-spaced till sampling and boulders analysis in order to better define the central gold anomaly and precise its bedrock source area.

Table 11. Best results for analysis of glacial deposits from Noella Property.

Sample	deposit	Vg*	prist	eqv	Au	Al	Ca	Co	Mo	S	Sb	Sr	W
#		ng	ng	ppb	ppm	%	%	ppm	ppm	%	ppm	ppm	ppm
NL09-040	Till	2	0	4	0.126	1.77	5.05	37	2	-0	-5	87	10
NL09-053	Gravel	1	0	5	0.127	1.65	3.15	34	3	-0	-5	100	-10
NL09-084	Till	14	6	22	0.258	2.94	5.78	61	4	0.1	-5	191	30
NL09-085	Till	1	0	7	0.102	2.48	2.67	38	3	0	-5	88	30
NL09-087	Gravely Till	2	0	45	0.728	2.34	3.77	40	2	0	-5	102	10
NL09-088	Till	28	11	47	0.269	2.23	4.41	45	4	0.1	-5	107	10
NL09-104	Till	2	0	1	0.309	1.79	3.32	30	-1	-0	-5	77	30
NL09-106	Till	2	0	2	0.116	2.03	3.67	36	-1	-0	-5	93	30
NL09-135	Till	3	0	4	0.121	2.31	4.83	42	3	0	-5	115	10
NL09-141	Till	1	0	1	0.156	1.49	4.01	45	1	0	-5	58	-10
NL09-153	Till	6	2	5	0.117	2.27	3.83	35	2	-0	7	77	130
NL09-160	Till	10	8	13	0.285	2.38	5.86	38	3	-0	11	102	30

Vg = visible gold
ng = number of individual grains
prist = pristine shaped
eqv = assay equivalent (ppb Au) calculated from the size of observed gold grains
Au and other chemical elements = determined from chemical analysis of the dense fraction of glacial sediment samples.

Table 12. Statistics and anomalous threshold determination.

Element	det.lim.	n	min	avg	max	stdev	thresh
Au (ppm)	0.001	198	0.005	0.028	0.728	0.067	0.229
Al (%)	0.01	198	1.25	2.078	3.6	0.322	3.044
As (ppm)	5	198	5	7.596	30	5.406	23.81
Ba (ppm)	10	198	10	23.54	60	8.762	49.82
Be (ppm)	0.5	198	0.5	0.816	1.3	0.125	1.191
Bi (ppm)	2	198	2	2.172	24	1.674	7.194
Ca (%)	0.01	198	1.39	3.836	6.12	0.812	6.272
Co (ppm)	1	198	24	37.59	61	4.928	52.37
Cr (ppm)	1	198	123	170.9	333	24.57	244.6
Cu (ppm)	1	198	2	9.869	207	14.85	54.42

Fe (%)	0.01	198	14.65	16.85	20.3	0.988	19.81
Ga (ppm)	10	198	10	10.25	20	1.573	14.97
K (%)	0.01	198	0.05	0.094	0.21	0.029	0.182
La (ppm)	10	198	250	490.2	1130	143.2	919.6
Mg (%)	0.01	198	3.98	6.622	7.96	0.67	8.63
Mn (ppm)	5	198	4760	6046	9120	723.9	8218
Mo (ppm)	1	198	1	2.051	7	0.853	4.611
Na (%)	0.01	198	0.11	0.225	0.39	0.044	0.356
Ni (ppm)	1	198	35	50.82	79	6.808	71.25
P (ppm)	10	198	550	1167	2280	287.1	2029
Pb (ppm)	2	198	15	40.81	76	10.64	72.74
S (%)	0.01	198	0.01	0.015	0.12	0.014	0.056
Sb (ppm)	5	198	5	5.182	11	0.841	7.706
Sc (ppm)	1	198	56	74.04	87	4.38	87.18
Sr (ppm)	1	198	50	92.85	323	27.07	174.1
Th (ppm)	20	198	110	242.7	530	75.59	469.5
Ti (%)	0.01	198	2.7	4.207	8.13	0.921	6.97
Tl (ppm)	10	198	10	10.05	20	0.711	12.18
V (ppm)	1	198	155	195.2	305	23.67	266.2
W (ppm)	10	198	10	24.75	360	45.83	162.2
Zn (ppm)	2	198	169	247.1	303	18.18	301.7

det. lim. = detection limit
n = number of entry
max = maximum
avg = average
min = minimum
stdev. = standard deviation
thresh = threshold (avg + 3 stdev), except for Au where 0.1 ppm is used.
Ag, Cd and U remain undetected

12.1 DRILLING

This section is not applicable to this report.

ITEM 13 : SAMPLING METHOD AND APPROACH

Rock Samples

Rock samples collected during the 2009 reconnaissance program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex, Val-d'Or. These included both mineralized and barren rocks, the latter of which were selected for lithological controls. Samples were collected at the bedrock surface by either a hammer or a saw All the collected samples were located with the use of a GPS instrument. Samples from the trench were positioned relative to one other using the GPS position of the trench.

For surface sampling, most of the weathered crust was removed before samples were bagged. All samples were placed in individual bags with their appropriate tag number and the bags were sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

Till Samples

Glacial sediment samples were collected on a 200 to 300-meter spacing along NW oriented traverses spaced 2-4 km apart. Each sample was collected with a shovel and its characteristics described on the appropriate formulary. The till samples were stored into a custom nylon bag, tagged and recorded using a unique number. The samples were shipped to the Overburden Drilling Management Laboratory (NepeanOntario), for the extraction of the dense fraction and the counting of gold grains.

ITEM 14 : SAMPLE PREPARATION, ANALYSIS AND SECURITY

Sample security, storage and shipment

Samples were collected and processed by the personnel contracted by Virginia. They were immediately placed in appropriate sample bags, tagged and recorded with their unique sample number. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie wraps or fibreglass tape. Bags remained sealed until the staff of ALS Chemex Val-d'Or or Overburden Drilling Management opened them.

All samples were initially stored at the campsitewithout being secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Rock samples were then loaded onto a pickup truck for transport to Val-d'Or where Virginia's personnel delivered them to the ALS Chemex sample preparation facility.

Sample preparation and assay procedures

14.1.1 Rock samples

After logging in, samples were crushed in their entirety at the ALS Chemex preparation laboratory to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200- to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process was pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. The Au + SCAN analytical package has been used.

The Au + SCAN package includes Au, Ag, Al, As, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, K, Mg, Mn, Mo, Na, Ni, Pb, S, Sb, Sc, Sr, Ti, V, W and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the GRA21 Procedure.

14.1.2 Till samples

The heavy mineral concentrate was prepared on a shaking table (Wilfley) and completed, if required, by panning when 10 gold grains or more were observed. The gold grains were characterized by their dimensions (length, width, thickness) and classified according to three categories: pristine, modified or reshaped. Overburden Drilling Management calculated a gold tenor (ppb of Visible Gold) based on the volume of the gold grains observed in function of the weight of the heavy mineral concentrate submitted for analysis. Finally, the heavy mineral concentrate was submitted to a magnetic separation using a magnet. The non-magnetic fraction was reconcentrated using dense liquid before being shipped to the ALS Chemex Laboratory in Val-d'Or for gold pyroanalysis and the scan of 33 other elements using ICP-MS.

ITEM 15 : DATA VERIFICATION

Data verification was performed by the staff of Virginia Mines. Due to the relative grassroot nature of the exploration program, rigorous data verification procedures were not deemed necessary. The authors were involved in the collecting, recording, interpretation and presentation of data in this report and the accompanying maps. The data has been reviewed and checked by the authors and is believed to be accurate. ALS Chemex, as part of their standard quality control, ran duplicate check samples and standards. No sample was assayed at other laboratories.

ITEM 16 : ADJACENT PROPERTIES

A few claims owned by Resources Dianor are adjacent to the southern limit of the Noella property.

ITEM 17 : MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 18 : MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 19 : OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 20 : INTERPRETATION AND CONCLUSIONS

After reviewing several trenches and drillholes performed over the banded iron formation of the Noella project, it appeared that significant features such as sulfurization and fluid metasomatism processes were not pervasive enough to affect the entire BIF. In fact, these processes were observed locally, over a few meters spreading along the banded iron formation. All the gold-bearing zones within the BIF are spatially associated with faults and fractures, mostly orthogonal, from which quartz veining, quartz flooding and sulphides and silicate replacement seem to originate. Demagnetization of the BIF to the profit of amphibole (hornblende and grunerite) and introduction of sulphides like pyrrhotite and, more importantly, arsenopyrite was often observed along sheared contact and along crosscutting faults and fractures.

Figure 40 schematizes the interpreted ore shoot (in red) within the BIF based on observations made on the trenches along the Bear banded iron formation (Bear showing area). The schema only illustrates the effect of one fracture within the BIF. As observed at surface, several faults and fractures oriented at N070°/60° crosscut the bedding of the Bear iron formation. Gold mineralization is mostly concentrated along these faults through quartz veining, quartz flooding and sulphides (pyrrhotite and arsenopyrite) running across the BIF. This spatial association was observed everywhere high-gold grade values were obtained on the southern limb of the Bear Iron formation (TR-NO-02-015, TR-NO-02-034 and TR-NO-02-035). These fractures are oriented almost parallel to drillhole orientation in the area (NO-03-01A to NO-03-03B). Considering the dip of these fractures, it partially explains why drillholes performed under trenches carrying high-grade gold values failed to intersect the mineralization. That explanation also implies that there is not enough faults and fractures that cross the BIF to allow large-scale pervasion of the mineralized fluids across the BIF which remains a meter-scale feature. These two implications are supported by surface observations in trenches. Drillhole A would not intersect the ore shoot while drillhole B would intersect a mineralized halo in figure 40. That is exactly what happened when drillholes NO-03-02A and 02B where performed to the south of trench TR-NO-02-034. Drillhole NO-03-02A only intersected a narrow mineralized zone (1.34 g/t Au over 1 meter) while drillhole NO-03-02B performed underneath intersected more mineralization (4.37 g/t Au over 1.7 meters) within the BIF. In that case, it demonstrated the difficulty of intersecting a significant ore shoot. Surface trenching did not outline larger ore shoot so far and it is reflected by drilling. Consequently, a tighter drilling mesh would be necessary to test this type of interpreted narrow ore shoot.

Figure 40 did not take into consideration macro-folding inside the BIF itself for the purpose of illustrating the ore shoot into space. The reality is surely more complex since other phases of folding were observed in trenches. Also, like it was observed in trench TR-NO-02-015, faulting has caused displacement and the BIF should not be considered continuous as illustrated.

Also, the shallowly-dipping syncline affecting the banded iron formation restrains the vertical extension limiting potential at depth. Figure 41 illustrates the interpreted attitude of the ore shoot without considering the dipping of the BIF. Other sets of faults and fractures, such as sub-horizontal fractures observed in trench TR-NO-02-015, could have the same effect but with a different consequence over the ore shoots.


N320-340
Bear Surface Showing
Drilling Section
Drillhole A
Ore Shoot
Drillhole B
Orthogonal fractures oriented N070/60 as observed on trench within Bear BIF

Figure 40: Schematic effects of crosscutting faults over mineralization within Bear Iron Formation.


Orientation of bedding or main schistosity
Dip of bedding or main schistosity
Dip of Fault (±70°)
Mineralization spreading along
BIF bedding or main schistosity

Figure 41: Schematic halo of mineralization spreading along BIF trough faults.

Reviewing the trenches and drilling over the Dead Mouse Extension area only adds to the fact that BIF overprinted by grunerite and hornblende replacement, by quartz-veining and quartz flooding and associated with arsenopyrite and pyrrhotite control the gold values. No significant crosscutting faults were noticed in the area. However, it seems that the sheared contact of the BIF with the basalt promoted grunerite replacement of the magnetite and sulphidemineralization. In that case, drilling the contact demonstrated that high-grade gold mineralization is not consistent over a section. Folding or lineation within BIF could control ore shoots.

In the Bourdon area, trench TR-NO-03-018 exposed a sub-horizontal fold that was drilled in three directions: north, south and west. The only economic results obtained from that trench relies on a faulted contact oriented roughly N-S that truncates the BIF. Drilling did not reproduce values obtained at surface for different reasons. Fault displacement could represent one of them. Generating large volume within sub-horizontal meter-scale BIF crosscut by vertical faults becomes very difficult on a geometrical point of view. It would require at least a vertical extension of the BIF and a huge amount of parallel faults crosscutting the BIF to generate enough fluid circulation that would carry gold across it.

The Maika showing exposed new gold mineralized zones that however remained sub-economic. The showing is located 300 meters north of the Dead Mouse showing and is believed to be its folded extension. It seems to belong to the Dead Mouse BIF as suggested by the magnetic survey (see figure 12) and would extend toward trench TR-NO-02-013.Lateral extension consequently remains limited.

ITEM 21 : RECOMMENDATIONS

So far, the showings outlined on the Bear Iron Formation and elsewhere on the project are not sufficient to warrant additional work and a new approach is required to advance the project. Testing areas where BIF is demagnetized on the magnetic map and where soil samples indicated arsenic anomalies could be an interesting option. However, some demagnetized areas were already drill-tested (NO-03-019A) and did not revealed gold mineralization.

A program that would focus on identification of areas that could be affected by intensive fracturation and faulting crosscutting BIF has to be prioritized. It would require a high-definition magnetic survey covering the entire iron formation on the property using a 50 m line spacing. Soil sampling survey focusing on arsenic anomalies that would be realized after the magnetic survey is also an option. It would help to identify mineralization associated with gold. Both surveys combined together could lead to the emergence of additional not-yet-defined targets due to poor outcropping areas.

There are also a few boulders from which the source remains unknown on the project that could require some attention.

ITEM 22 : REFERENCES

Beesley, T.J., 1992, Report on Winter 1992 diamond drilling program, Eastmain Project, Harbourg Lake, SOQUEM Option, Northern Quebec. Kingswood exploration 1985 Ltd.

Berger, J., 1999, Rapport final sur la détection des chapeaux de fer à l'aide d'une image Landsat TM pour les feuillets 23E ouest et 33H est, projet Minto; GM 58324; 8 p.

Cannuli, M., 1975, Rapport des levés géochimiques d'eau et de sédiments de lac, territoire de la Baie James, Bloc "B", GM 34036, 38 p.

Chapdelaine, M., 1999, Projet Caniapiscau, Rapport des travaux de reconnaissance automne 1998. Internal Report, Mines d'Or Virginia, 13 pages.

Chapdelaine, M., 2002, Noella Project, Report on Summer 2002 Trenching and detailed Mapping program. Mines d'Or Virginia, 24 pages.

Choinière, J. and Leduc, M., 1996, Analyse pour l'arsenic, l'or, l'antimoine et le tungstène (SNRC 23E). Ministère des Ressources naturelles, Québec, MB 96-29.

David, J., et Parent, M., 1997, Géochronologie U-Pb du Projet Moyen-Nord. Ministère des Ressources Naturelles, Québec; rapport interne.

Desbiens, H., 1995, Rapport de la prospection et de la cartographie géologique de la propriété Lac Trieste, Baie-James, Québec (33H/ 07-08). Ministère des Ressources naturelles, Québec, GM 53578, 25 pages.

Duffel, S. and Roach, R.A., 1959, Mount Wright, Québec-Newfoundland. Geological Survey of Canada, Map 6-1959.

Eade, K.E., 1966, Fort George River and Kaniapiskau River (west half) Map-Areas, New Quebec. Geological Survey of Canada, Memoir 354, 23 pages.

Francoeur, G. and Chapdelaine, M., 1995, Technical Report and Recommendations, Eastmain River Project (40349). SOQUEM, 17 pages.

Fulton, R.J., 1995, Surficial materials of Canada ; Geological Survey of Canada, Map 1880A, scale 1 :5 000 000. Formations en surface du Canada;

Gauthier, M., 1996, Géologie de la région du Lac Sauvolles (SNRC 33H et 23E ouest); MB 96-27; carte 1:250 000.

Gauthier, M., Larocque, M., et Chartrand, F., 1997, Cadre géologique, style et répartition des minéralisations métalliques de la Grande Rivière, territoire de la Baie James; MB 97-30; 69 p.

Grenier, L., Savard, M., Archer, P., 2008, Technical Report and Recommendations, Reconnaissance Program, Trieste Project, 44 p.

Hocq, M., 1985, Géologie de la région des lacs Campan et Cadieu, Territoire-du-Nouveau-Québec. Ministère de l'Énergie et des Ressources, Québec, ET 83-05, 178 pages.

Lamothe, D., Leclair, A.D. and Choinière, J., 1998, Géologie de la région du lac Vallard (23C). Ministère des Ressources naturelles, Québec, RG 98-13, 31 pages.

Leclair, A.d., Lamothe, D., Choinière, J. and Parent, M., 1998, Géologie de la région du lac Bermen (23F et 23G). Ministère des Ressources naturelles, Québec, RG 97-11

Ross, M., 1998, Géochimie du till et comptage de grain d'or sur la propriété Escale, été 1998, Ressources Sirios inc.; GM 56127; 37 p.

Lamothe, D., Thériault, R., Leclair, A., 2000, Géologie de la région du lac Nitchequon (SNRC 23E), Ministère des Ressources naturelles, Québec, RG 99-14, 46 pages.

McClenaghan, M.B. and Kjarsgaard, B.A., 2007, Indicator Mineral and surficial geochemical exploration methods for Kimberlite in Glaciated Terrain, Examples from Canada; in Goodfellow, W.D., (ed) Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods: Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, p. 983-1006.

Prest, V.K., Grant, D.R. and Rampton, V.N., 1967, Glacial Map of Canada; Geological Survey of Canada, Map 1253A, scale 1 :5 000 000.

Savard, M., 2000, Rapport technique sur le projet Reccey 55 Nord, Automne 2000, Mines d'Or Virginia, inc., 9 p.

Savard, M., Archer, P. and Tremblay, M., 2004, Technical report on the Noella Property, Fall 2003, trenching program; Virginia Gold Mines inc, assessment report GM 60976, 211 p. 13 maps.

SDBJ, 1978, Cartes géochimiques des sédiments de lacs de la région de la Baies-James. Ministère des Ressources naturelles, Québec, GM-34039.

Sharma, K.N.M., 1978, Région de la Grande Rivière, Nouveau-Québec (projet 1977); Ministère des Richesses naturelles, Québec; DPV 558, 32 p.

Tshimbalanga, S., 2008, Levés de polarisation provoquée, d'électromagnétisme EMH et de magnétométrie, propriété Trieste, région de la Baie-James, Québec, 19 pages.

Villeneuve, P.-A., 1999, Rapport des travaux du projet Caniapiscau, 1999, Mines d'Or Virginia, 22 p.

Villeneuve, P.-A., 2000, Rapport des travaux 2000, projet Caniapiscau. Internal Report, Mines d'Or Virginia, 27 pages.

ITEM 23 : DATE AND SIGNATURES PAGE

CERTIFICATE OF QUALIFICATIONS

I, *Mathieu Savard*, hereby certify that:

- I am presently employed as a Senior Geologist with Virginia Mines Inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2000 from the Université du Québec à Montréal.
- I have been working in mineral exploration since 1997.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 510.
- I am a qualified person with respect to the Noella Project in accordance with section 5.1 of the national instrument 43-101.
- I supervised the Noella project in 2009.
- I am responsible for writing the present technical report, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Virginia Mines Inc.
- I have been involved in the Noella project since 2000.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 31 day of March 2011.


GÉOLOGUE | GEOLOGIST
MATHIEU
SAVARD
#510
QUÉBEC

Mathieu Savard, B.Sc., P. Geo.

CERTIFICATE OF QUALIFICATIONS

I, *Jérôme Lavoie*, at resident at 1304 Richard-Turner, Québec, Qc, G1W 3N2, do hereby certify that:

- I am presently employed as a Project Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Engineering Geology in 2000 from the Université du Québec à Chicoutimi and a M. Sc. in Economic Geology in 2008 from Université du Québec à Chicoutimi.
- I have been working as a geologist in mineral exploration since 2004.
- I am a professional geologist presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 127 127.
- I am a qualified person with respect to the Noella Project in accordance with section 5.1 of the national instrument 43-101.
- I worked in the region during, summer 2009. I participated in the writing the present technical report in collaboration with the first other author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Noella project since 2009.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 31st day of March 2011.

Jérôme Lavoie, M. Sc., Eng.

INGÉNIEUR - ENGINEER
Jérôme Lavoie
127127
QUÉBEC

ITEM 24 : FIGURES AND MAPS


N
W
E
S
Atlantic Ocean
Hudson Bay
QUÉBEC
Noella Project
Labrador
St-Laurent Gulf
Virginia Mines
FIGURE 1
NOELLA PROJECT
LOCATION
Date:9/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:8000000
Projection: Regional Lambert Conformal Conic (Quebec NAD 27)
0
75
150
300
kilometres


N
W
E
S
220000 mE
280000 mE
Laforge-1 Power House
LG-4 Reservoir
LG-4 Airport
Mirage Airport
5960000 mN
5960000 mN
Noella Project Contour
Virginia Mines
FIGURE 2
NOELLA PROJECT
LOGISTIC MAP
Date:9/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:500000
Projection: UTM Zone 19 (NAD 83)
220000 mE
280000 mE


Virginia Mines
FIGURE 3
CLAIM NUMBERS
NOELLA PROJECT
5952500 mN
5945000 mN
302500 mE
310000 mE
N
S
E
W
0
1
2173823
2173824
2173825
2173820
2173821
2173822
2173817
2173818
2173819
2173815
2173816


Legend
Outcrop
Boulder
N
W
E
S
5945000 mN
303500 mE
305000 mE
Virginia Mines
Figure 4
Outcrop Location
DeadMouse Grid
Noella Project
2009
Date:25/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:5000
Projection: UTM Zone 19 (NAD 83)
0
75
150
300
metres



Legend
Sample
N
S
E
W
Virginia Mines
Figure 5
Sample Location
DeadMouse Grid
Noella Project
2009
Date:25/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:5000
Projection: UTM Zone 19 (NAD 83)
0
75
150
300
metres
303500 mE
5945000 mN
130306
193830
193729
193842
193730
193742
130302
130304
193919
193918
193916
130305
130303
193917
193921
193920
193922
132904
130312
130311
193843
193773
193905
193904
193907
193831
193845
193910
193714
193837
193906
132903
130307
193738
193786
193844
193739
193846
193915
193740
193741
135104
193785
193911
193743
132901
193796
193923
193909
193790
130308
132902
193924
193744
193908
193925
193838
193731
130309
130310
193753
193832
193851
193732
193752
130301
193751
193754
193640
193847
193839
193750
193926
193639
193745
193848
132907
193697
193733
193734
193696
193698
193927
193735
193928
135151
193749
135154
135152
193688
193836
193748
193850
132906
193689
135153
193693
193695
193833
193690
193913
193834
193691
132905
193692
193841
193736
193840
193746
193694
193903
193737
193914
193835
193901
193902
193849
193699
193700
193747


Legend
Outcrop
Boulder
N
W
E
S
L 1500 N
Virginia Mines
Figure 6
Outcrop Location
Sous-Marin Grid
Noella Project
Date:25/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:10000
Projection: UTM Zone 19 (NAD 83)
0
125
250
500
metres


Legend
Sample
N
S
E
W
L 1500 N
5938000 mN
300000 mE
193715
193716
193682
193686
193717
193718
193681
193684
193680
193823
193826
193827
193828
193665
193687
193685
193679
193719
193724
193822
193821
193667
193666
193668
193660
193683
193678
193723
135328
193664
193669
193725
193728
135481
135480
135326
135325
135482
135327
193670
193673
193674
193663
193661
193874
193825
193662
193672
193671
193676
193720
193721
193722
193675
193727
193726
Virginia Mines
Figure 7
Sample Location
Sous-Marin Grid
Noella Project
Date:25/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:10000
Projection: UTM Zone 19 (NAD 83)
0
125
250
500
metres


Legend
Outcrop
Boulder
Sous-Marin Grid
DeadMouse Grid
Virginia Mines
Figure 8
Outcrop Location
Noella Project
Projection: UTM Zone 19 (NAD 83)
kilometres


Legend
Sample
N
S
W
E
Sous-Marin Grid
DeadMouse Grid
193701
193655
193654
193653
193801
193802
193715
193716
135483
135328
193937
193934
135156
130319
130318
130316
130315
193932
193933
193931
193929
193930
130314
Virginia Mines
Figure 9
Sample Location
Noella Project
Date:25/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:30000
Projection: UTM Zone 19 (NAD 83)
0
0.5
1
2
kilometres


Virginia Mines
Figure 10
Till Sample Location
Noella Project
Date:25/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:30000
Projection: UTM Zone 19 (NAD 83)
0
0.5
1
2
kilometres
Legend
Till Sample
N
W
E
S


Virginia Mines
Figure 11
Till Results
Interpretation
Noella Project
Date:25/3/2010
Author:
Office: Quebec City
Drawing:
Scale: 1:30000
Projection: UTM Zone 19 (NAD 83)
0
0.5
1
2
kilometres
N
E
S
Visible gold
> 10 grains
Au > 0.1 ppm
in dense fraction
of glacial deposits
Anomaly
(avg + 3 stdev)
for the indicated
element (s)
sample site
with Au (ppm)
of the dense fraction


MINES VIRGINIA INC
FIGURE 11
TILL SURVEY
RESULTS MAP
NOELLA PROJECT
Date:26/2/2011
Author:
Office:
Drawing:
Scale: 1:35000
Projection: UTM Zone 19 (NAD 83)
0 0,5 1 2
kilometres
Visible gold
> 10 grains
Au > 0.1 ppm
in dense fraction
of glacial deposits
Anomaly
(avg + 3 stdev)
for the indicated
element (s)
Au (ppm) from
Till HMC
Gold grain count
from till



N
W
E
S
303 000 mE
303 500 mE
304 000 mE
304 500 mE
305 000 mE
5 945 500 mN
5 945 000 mN
5 944 500 mN
5 944 000 mN
Bourdon Showing
Dead Mouse Extension Showing
Maïka Showing
Dead Mouse Showing
Bear Showing
BIF-2 (Dead Mouse Iron Formation)
BIF-1 (Bear Iron Formation)
MINES VIRGINIA INC
FIGURE 12
Showing Locatio
Noella Project
0
100
200
400
metres



Bourdon Showing
Dead Mouse Extension Showing
Maïka Showing
Dead Mouse Showing
Bear Showing
BIF-2 (Dead Mouse Iron Formation)
BIF-1 (Bear Iron Formation)
5 945 500 mN
5 945 000 mN
5 944 500 mN
5 944 000 mN
303 000 mE
303 500 mE
N
W
E
S
LEGEND
Orthogneiss (Basalt)
Banded Iron Formation (Oxyde, Silicate and Sulphide)
Pegmatite
Foliated Tonalite
Wacke - Arenite (Paragneiss)
Ultramafic volcanics
Komatiitic Basalt
Ultramafic Lamprophyre
Diabase Dyke
MINES VIRGINIA INC
FIGURE 13
Showing & Geology
Noella Project
Date:19/2/2011
Author:
Office:
Drawing:
Scale: 1:10000
Projection: UTM Zone 19 (NAD 27 for Canada)
0
100
200
400
metres


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
FIGURE 14
TR-NO-02-015
NOELLA PROJECT
Projection: UTM Zone 19 (NAD 83)
0
2.5
5
metres


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
303 327 mE
303 329,5 mE
303 332 mE
303 334,5 mE
303 337 mE
303 339,5 mE
5 944 677,5 mN
5 944 675 mN
5 944 672,5 mN
5 944 670 mN
5 944 667,5 mN
5 944 665 mN
5 944 662,5 mN
5 944 660 mN
5 944 657,5 mN
5 944 655 mN
N
S
E
W
0,024
0,057
0,554
1,977
0,017
0,031
0,495
0,229
0,193
0,014
1,856
0,132
0,586
0,055
0,177
0,006
0,04
0,0025
MINES VIRGINIA INC
FIGURE 15
TR-NO-02-016
NOELLA PROJECT
Date: 25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)
metres



5 945 675 mN
5 945 670 mN
304 160 mE
304 165 mE
304 170 mE
304 175 mE
304 180 mE
N
S
W
E
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
193605 0,156
193604 0,029
193603 0,177
193602 1,7
193601 10,505
MINES VIRGINIA INC
FIGURE 16
TR-NO-03-018
NOELLA PROJECT


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
5 944 569,5 mN
5 944 567 mN
5 944 564,5 mN
5 944 562 mN
5 944 559,5 mN
5 944 557 mN
5 944 554,5 mN
5 944 552 mN
5 944 549,5 mN
5 944 547 mN
303 464,5 mE
303 467 mE
303 469,5 mE
303 472 mE
303 474,5 mE
303 477 mE
N
W
E
S
0,006
0,01
0,009
0,035
0,922
135151
0,263
0,042
135152
0,445
0,471
0,322
0,431
0,342
0,096
0,012
MINES VIRGINIA INC
FIGURE 17
TR-NO-02-020
NOELLA PROJECT
Date: 25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)
0
1
2
4
metres



LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
303 582,5 mE
303 585 mE
303 587,5 mE
303 590 mE
303 592,5 mE
5 944 495 mN
5 944 492,5 mN
5 944 490 mN
5 944 487,5 mN
5 944 485 mN
5 944 482,5 mN
5 944 480 mN
5 944 477,5 mN
5 944 475 mN
5 944 472,5 mN
N
S
W
E
0,659
135154
8,36
135153
MINES VIRGINIA INC
FIGURE 18
TR-NO-02-022
NOELLA PROJECT
Date: 25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
303 710 mE
303 715 mE
303 720 mE
303 725 mE
303 730 mE
303 735 mE
5 944 755 mN
5 944 750 mN
5 944 745 mN
N
W
E
S
0.994
0.85
0.428
0.417
0.087
0.132
0.904
0.547
0.097
0.763
0.463
1.804
0.384
0.055
0.532
0.063
0.041
0.0465
MINES VIRGINIA INC
FIGURE 19
TR-NO-02-027
NOELLA PROJECT
Date: 25/2/2011
Author:
Office:
Drawing:
Scale: 1:150
Projection: UTM Zone 19 (NAD 83)


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
303 735 mE
303 740 mE
303 745 mE
303 750 mE
5 944 740 mN
5 944 735 mN
N
W
E
S
0,094
0,636
0,119
0,138
0,274
0,429
0,545
3,326
0,276
0,066
0,448
0,142
0,055
0,184
0,295
0,084
2,482
0,431
0,693
0,127
MINES VIRGINIA INC
FIGURE 20
TR-NO-02-028
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)
0
1
2
4



LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 21
TR-NO-02-029
NOELLA PROJECT


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
303 690 mE
303 695 mE
303 700 mE
303 705 mE
303 710 mE
303 715 mE
5 944 770 mN
5 944 765 mN
N
W
E
S
193752
0,159
0,035
0,042
0,058
0,242
0,085
0,032
0,158
4,774
193751
2,65
MINES VIRGINIA INC
FIGURE 22
TR-NO-02-030
NOELLA PROJECT
Scale: 1:150
Projection: UTM Zone 18 (NAD 83)


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fractured and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
303 610 mE
303 615 mE
303 620 mE
303 625 mE
303 630 mE
303 635 mE
5 944 825 mN
5 944 820 mN
5 944 815 mN
N
W
E
S
0.023
0.012
0.0025
0.0025
0.01
0.005
0.007
0.012
0.0025
0.052
0.0025
0.0025
0.0025
0.008
0.029
0.094
0.0025
0.028
MINES VIRGINIA INC
FIGURE 23
TR-NO-02-031
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:150
Projection: UTM Zone 19 (NAD 83)
1.25
2.5
5



303 255 mE
303 260 mE
303 265 mE
303 270 mE
303 275 mE
5 944 770 mN
5 944 765 mN
5 944 760 mN
5 944 755 mN
N
W
E
S
0.308
3,052
2,936
0,127
5,093
17,489
22,761
13,959
4,37
1,291
12,455
0,797
6,484
193754 0,178
193755 0,316
1717
9,747
8,252
5,959
5,065
13,541
4,109
6,075
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 24
TR-NO-02-033
NOELLA PROJECT
Date: 25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)


N
W
E
S
303 246 mE
303 248 mE
303 250 mE
303 252 mE
303 254 mE
303 256 mE
5 944 786 mN
5 944 784 mN
5 944 782 mN
5 944 780 mN
NOE-09-R-008
NOE-09-R-007
193645 0,524
193646 0,946
193647 1
193648 0,195
193641 12,85
193642 6,29
193643 5,51
193644 2,11
0,122
12,801
0,736
2,941
4,983
0,555
1,02
7,283
0,67
0,697
0,304
1,49
0,944
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 25
TR-NO-02-034
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:50
Projection: UTM Zone 18 (NAD 83)
0
0.5
1
2


5 944 805 mN
5 944 800 mN
5 944 795 mN
5 944 790 mN
303 230 mE
303 235 mE
303 240 mE
303 245 mE
N
W
E
S
2.527
2.182
0.752
0.758
0.372
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 26
TR-NO-02-035
NOELLA PROJECT
Date:28/2/2011
Author:
Office:
Drawing:
Scale: 1:100



N
W
E
S
303 220 mE
303 225 mE
303 230 mE
303 235 mE
5 944 860 mN
5 944 855 mN
5 944 850 mN
5 944 845 mN
5 944 840 mN
5 944 835 mN
5 944 830 mN
5 944 825 mN
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fractured and Qz-Flooded Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
193753
1.17
0.74
1.62
0,047
0.402
0,429
NOE-09-R-010
193756
193757
193758
193759
193760
193761
193762
193763
193764
0,014
0,011
1,02
0,451
0,056
1,535
1,14
0,782
0,062
MINES VIRGINIA INC
FIGURE 27
TR-N0-02-037
NOELLA PROJECT
Date 25/3/2011
Author
Office
Drawing
Scale 1:100



N
W
E
S
303 240 mE
303 242,5 mE
303 245 mE
303 247,5 mE
303 250 mE
5 944 960 mN
5 944 957,5 mN
5 944 955 mN
5 944 952,5 mN
5 944 950 mN
5 944 947,5 mN
5 944 945 mN
5 944 942,5 mN
5 944 940 mN
5 944 937,5 mN
0.016
1.016
1.449
1.605
0.446
0.605
0.165
0.126
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 28
TR-NO-02-039
NOELLA PROJECT
Date: 25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)


303 265 mE
303 270 mE
303 275 mE
303 280 mE
5 944 985 mN
5 944 980 mN
5 944 975 mN
5 944 970 mN
N
S
E
W
0.013
1.745
1.068
2.588
0.553
0.56
1.525
1.31
0.284
0.48
0.307
1.389
3.846
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 29
TR-NO-02-040
NOELLA PROJECT
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)
0
1
2
4
metres



N
W
E
S
303 300 mE
303 305 mE
303 310 mE
303 315 mE
303 320 mE
303 325 mE
303 330 mE
5 945 075 mN
5 945 070 mN
5 945 065 mN
5 945 060 mN
5 945 055 mN
5 945 050 mN
5,964
0,41
3,75
5,908
6,594
0,971
2,16
0,47
1,444
2,252
3,321
0,022
0,0025
0,02
0,01
0,028
0,024
0,038
0,02
0,056
0,049
0,036
0,103
0,042
0,328
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 30
TR-NO-02-042
NOELLA PROJECT
Date: 25/2/2011
Author:
Office:
Drawing:
Scale: 1/150


N
W
E
S
303 340 mE
303 345 mE
303 350 mE
303 355 mE
5 945 080 mN
5 945 075 mN
5 945 070 mN
3,724
2,918
3,432
11,179
0,705
27,189
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 31
TR-NO-02-043
NOELLA PROJECT
Scale: 1:100


303 786 mE
303 788 mE
303 790 mE
303 792 mE
303 794 mE
303 796 mE
N
W
E
S
5 945 128 mN
5 945 126 mN
5 945 124 mN
5 945 122 mN
193773 1,615
193845 1,215
193778 1,275
193779 1,19
193780 0,858
193781 0,529
193782 1,03
193783 0,535
193784 1,28
NOE-09-R-012
193774 0,949
193775 0,354
193776 0,218
193777 1,82
NOE-09-R-011
193785 1,395
193786 0,822
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
Date:25/2/2011
Author:
Office:
Drawing:
Scale: 1:50
Projection: UTM Zone 19 (NAD 83)
0
0,5
1
2

FIGURE 32
MAIKA SHOWING
NOE-TR-09-01
NOELLA PROJECT


LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
303 765 mE
303 770 mE
303 775 mE
303 780 mE
N
W
E
S
193790 1,45
193796 0,271
193791 2,54
193792 0,424
193908 1,505
193787 1,525
193788 0,148
193789 6,08
193793 0,012
193909 0,012
193794 0,027
193795 0,008
NOE-090R-013
NOE-09-R-014
5,945 110 mN
5,945 105 mN
MINES VIRGINIA INC
FIGURE 33
MAIKA SHOWING
NOE-TR-09-02
NOELLA PROJECT
Scale: 1:100
Projection: UTM Zone 19 (NAD 83)

303 704 mE
303 706 mE
303 708 mE
303 710 mE
303 712 mE
303 714 mE
303 716 mE
N
W
E
S
5 945 084 mN
135103 0,073
135102 0,06
135101 0,062
193800 0,099
193799 0,053
193798 0,008
193797 0,0025
NOE-09-R-015
135104 0,187
135107 0,059
135106 0,341
135105 0,146
NOE-09-R-016
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 34
MAIKA SHOWING
NOE-TR-09-03 & 04
NOELLA PROJECT
Author:
Office:
Drawing:
Scale: 1:50
0
0.5
1
2



N
S
E
W
303 280 mE
303 285 mE
303 290 mE
303 295 mE
5 944 735 mN
5 944 730 mN
5 944 725 mN
5 944 720 mN
NOE-09-R-009
193640 4,47
193639 0,134
LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 35
TR-NO-02-32
NOELLA PROJECT



LEGEND
Orthogneiss (Basalt)
Orthoschist (Basalt)
Oxide-Rich Banded Iron Formation
Sulfide-Rich Banded Iron Formation
Sulfides-Rich Mineralization in BIF
Strongly Fracturated and Qz-Flooded
Sulphide-Rich Banded Iron Formation
Pegmatite
Quartz Veins and/or Silicification
Wacke - Arenite (Paragneiss)
Ultramafic Lamprophyre
Gabbro
Biotite Schist
Exhalite
Schistosity Trace
Fault and Fracture
Shear
1998-2005: Gold Values
1998-2005 Grab Sample: Gold Values
2009 Channel Sample: Gold Values
2009 Grab Sample: Gold Values
MINES VIRGINIA INC
FIGURE 36
TR-NO-02-023
NOELLA PROJECT


N
W
E
S
LEGEND
Orthogneiss (Basalt)
Banded Iron Formation
(Oxyde, Silicate and Sulphide)
Pegmatite
Foliated Tonalite
Wacke - Arenite (Paragneiss)
Ultramafic volcanics
Komatiitic Basalt
Ultramafic Lamprophyre
Diabase Dyke
Drillhole Collar
Trench Location
MINES VIRGINIA INC
Date:28/2/2011
Author:
Office:
Drawing:
Scale: 1:5000
Projection: UTM Zone 19 (NAD 83)
0
75
150
300
metres

FIGURE 37
DRILLHOLE & TRENCH
LOCATION MAP
NOELLA PROJECT


Komatiitic basalt
Mafic tuff
Komatiitic basalt
Unit 6
Graphite/pyrrhotite - silicate facies BIF / exhalite
Komatiitic basalt
Amphibolite
Komatiitic basalt
Unit 4
Unit 6
Graphite/pyrrhotite - silicate facies BIF / exhalite
Komatiitic basalt
Dead Mouse BIF
Unit 5
Oxyde - silicate facies BIF
Komatiite
Unit 3
"Hanging wall" basalt
Bear BIF
Unit 2
Oxyde facies BIF
Unit 1
"Footwall" metasediment
Pegmatite
Komatiite / basalt

FIGURE 38: STRATIGRAPHIC SEQUENCE


Visible gold
> 10 grains
Au > 0.1 ppm
in dense fraction
of glacial deposits
Anomaly
(avg + 3 stdev)
for the indicated
element (s)
Au (ppm) from
Till HMC
Gold grain count
from till
Grab 1.99 g/t Au
Boulder 5.16 g/t Au
Boulder 7.18 g/t Au
Boulder 5.11 g/t Au
Boulder 13.55 g/t Au
Boulder 1.86 g/t Au
Boulder 4.67 g/t Au
5 947 500 mN
5 945 000 mN
5 942 500 mN
MINES VIRGINIA INC
Date:26/2/2011
Author:
Office:
Drawing:
Scale: 1:35000
Projection: UTM Zone 19 (NAD 83)
0
0,5
1
2
kilometres

FIGURE 39
2009 RESULTS
COMPILATION MAP
NOELLA PROJECT

Claim list, outcrop description, channel results, sample results, assay certificates, gold grain count report, and other may be obtained upon request to:

VIRGINIA MINES INC.
116 St. Pierre Street, Suite 200
Quebec (Qc) G1K 4A7
Canada

Tel: (800) 476-1853
(418) 694-9832
Fax: (418) 694-9120
Email: mines@virginia.qc.ca